This is a draft registration statement that is being confidentially submitted to the Securities and Exchange Commission on January 23, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kingsoft Cloud Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Kingsoft Tower, No. 33, Xiao Ying West Road,

Haidian District

Beijing, 100085, the People’s Republic of China

+86 10 6292 7777

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	David T. Zhang, Esq. Steve Lin, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3761-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary shares, par value US$0.001 per share(1)(2)	US$	US$

(1)

American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                 ). Each American depositary share represents                 ordinary shares.

(2)

Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated                     , 2020

American Depositary Shares

Kingsoft Cloud Holdings Limited

Representing                  Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of Kingsoft Cloud Holdings Limited. We are offering a total of                  ADSs, each representing                  of our ordinary shares, par value US$0.001 per share. [The selling shareholders identified in this prospectus are offering an additional ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.] The underwriters may also purchase up to                  ADSs within 30 days from the date of this prospectus.

Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$                  and US$                  per ADS. We intend to apply to list the ADSs representing our ordinary shares on the [New York Stock Exchange] / [Nasdaq Global Select Market] under the symbol “                .”

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 18 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                 , 2020.

J.P. Morgan	UBS Investment Bank	Credit Suisse

The date of this prospectus is                 , 2020.

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We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until                , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. Investors should note that Kingsoft Cloud Holdings Limited, our ultimate Cayman Islands holding company, does not directly own any substantive business operations in the PRC and our businesses in the PRC described in this prospectus are operated through our VIEs.

Our Mission

Our mission is to empower enterprises with cloud services.

Our Business

We are the largest independent cloud service provider in China. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services, based on which we have achieved a leading position in the cloud market in China. We are the third largest internet cloud service provider in China with a market share of 5.4% in terms of revenue from Infrastructure as a Service, or IaaS, and Platform as a Service, or PaaS, public cloud services in 2018, according to Frost & Sullivan, a third-party industry research firm commissioned by us.

Cloud offers a wide variety of benefits, primarily including cost reduction, flexibility, scalability and reliability, and technology innovation, to enterprises compared with the traditional on-premise IT models. As a result of these benefits, global IT spending has seen a structural shift from traditional on-premise IT models to a cloud-based model. In 2018, China has become the second largest cloud market globally in terms of revenue, following the United States, according to Frost & Sullivan. The market size of China’s cloud services grew at a CAGR of 34.9% from 2014 to 2018 and is expected to grow at a CAGR of 32.1% from 2018 to 2023, outpacing the CAGR of 22.1% and 20.2% for the respective periods in the United States, according to Frost & Sullivan. The market size of China’s internet cloud market was RMB36.7 billion in 2018 and is expected to reach RMB175.2 billion in 2023, while the market size of China’s cloud market for traditional enterprises and public service organizations is even larger, which was RMB79.4 billion in 2018 and is expected to reach RMB291.6 billion in 2023, according to Frost & Sullivan. Moreover, China’s cloud market is at an early stage with tremendous growth potentials as indicated by the lower market penetration as compared to that in the United States. Being among the existing market leaders who have built significant competitive advantages in a market that has high entry barriers, we are well positioned to capture the large and growing market opportunities brought about by the increased penetration of cloud services into traditional enterprises and public service organizations, application of 5G, AI and IoT, demand for multi-cloud and neutrality, and support by favorable government policies.

Being an independently operated company, focusing on cloud services since our inception, we are able to fully mobilize our resources into the innovation of our business models and provide high-quality services to businesses and organizations of all kind. With our full dedication to cloud business, we are able to avoid potential conflicts of interest with our customers and enhance our neutral position, which in turn gains additional trust from more and more customers.

Leveraging our profound industry insights, we saw significant growth prospects in selected verticals, such as game, video and financial services. We have strategically expanded our footprints into such fast-growing verticals as first-movers and have established a leading market position through relentless execution. We have inherited the “enterprise service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and have established superior enterprise service capabilities. Benefiting from Kingsoft Group’s over 30 years of experience in providing enterprise services, we value each customer and provide best-in-class customer services covering their entire life-cycle. Such customer-centric service philosophy enables us to achieve increasing brand recognition, a loyal customer base while improving unit economics. We also adopt a premium-customer strategy, focusing on leading enterprises within selected verticals to establish our market presence efficiently. The total number of our Premium Customers increased from 113 in 2017 to 154 in 2018, and further to 222 in the nine months ended September 30, 2019. In 2018 and the nine months ended September 30, 2019, our net dollar retention rate of Public Cloud Service Premium Customers was 161% and 166%, respectively.

We stay at the forefront of cloud technology development and have built prominent research and development capabilities. We enjoy a skilled talent pool and will continue to invest in research and development to enhance our technology leadership and upgrade our cloud solutions. As of September 30, 2019, our research and development team consisted of 1,064 engineers, researchers, programmers and computer and data scientists, accounting for 63% of our total employees.

Attributable to the above, we have achieved superior growth. Our revenues increased by 79.5% from RMB1,236.0 million in 2017 to RMB2,218.2 million (US$310.3 million) in 2018, and increased by 86.3% from RMB1,493.8 million for the nine months ended September 30, 2018 to RMB2,782.7 million (US$389.3 million) for the nine months ended September 30, 2019. We have incurred gross loss of RMB118.2 million, RMB200.4 million (US$28.0 million) and RMB46.6 million (US$6.5 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively, and we have also incurred net loss of RMB714.3 million, RMB1,006.4 million (US$140.8 million) and RMB871.7 million (US$122.0 million) in the same periods, respectively.

Our Strengths

We believe the following competitive strengths are essential for our continued leadership and differentiate us from our competitors:

•	Largest independent cloud service provider in China;

•	Strategically selected verticals with high growth;

•	Superior enterprise service capabilities;

•	Strong customer conversion capabilities and go-to-market efficiencies;

•	Proprietary cutting-edge technologies and prominent research and development capabilities; and

•	Visionary management team and strong synergies with our strategic shareholders.

Our Strategies

We intend to further achieve superior growth and strengthen our market position by pursuing the following strategies:

•	Strengthen our market position in strategically selected verticals;

•	Expand into new verticals and grow our customer base;

•	Continue to invest in infrastructure and technology;

•	Capitalize on scale advantages and improve operational efficiency;

•	Enhance our strategic partner ecosystem; and

•	Selectively pursue international expansion.

Our Challenges

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 16 of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs.

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

•

We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected;

•	We have a history of net loss and we are uncertain about our future profitability;

•

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing heavily in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve;

•	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed;

•

We have recorded negative cash flows from operating activities historically. If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected;

•

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business;

•

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive;

•

Security incidents and attacks on us, our products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation;

•	Export controls and economic or trade restrictions that are imposed on certain of our business partners may affect our business, financial condition and results of operations; and

•	If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

Corporate History and Structure

In January 2012, we incorporated Kingsoft Cloud Holdings Limited under the laws of the Cayman Islands as our offshore holding company. In February 2012, we incorporated Kingsoft Cloud Corporation Limited as Kingsoft Cloud Holdings Limited’s wholly-owned subsidiary in Hong Kong.

In April 2012, Kingsoft Cloud Corporation Limited incorporated Beijing Kingsoft Cloud Technology Co., Ltd., or Beijing Kingsoft Cloud, as its wholly-owned subsidiary in the PRC. In December 2015, Kingsoft Cloud Corporation Limited incorporated another wholly-owned subsidiary, Beijing Yunxiang Zhisheng Technology Co., Ltd., or Yunxiang Zhisheng, in the PRC. See “Corporate History and Structure—Corporate Structure.”

In December 2017, Kingsoft Cloud Corporation Limited incorporated a wholly-owned subsidiary, Kingsoft Cloud Inc., in the United States, to operate cloud service business and conduct research and development on cloud technology and products.

Beijing Kingsoft Cloud entered into a series of contractual arrangements, as amended and restated, with Zhuhai Kingsoft Cloud Technology Co., Ltd., or Zhuhai Kingsoft Cloud, and its wholly-owned subsidiary, Beijing Kingsoft Cloud Network Technology Co., Ltd., or Kingsoft Cloud Network, through which we obtained control over Zhuhai Kingsoft Cloud. In addition, Yunxiang Zhisheng entered into a series of contractual arrangements with Kingsoft Cloud (Beijing) Information Technology Co., Ltd., or Kingsoft Cloud Information, and its wholly-owned subsidiary, Beijing Jinxun Ruibo Technology Co., Ltd., or Jinxun Ruibo, which enable us to obtain control over the Kingsoft Cloud Information to operate value-added telecommunication services. As a result, we are regarded as the primary beneficiary of each of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng as our wholly foreign owned entities, or WFOEs, and refer to Zhuhai Kingsoft Cloud, Kingsoft Cloud Information and their subsidiaries, as our variable interest entities, or our VIEs, in this prospectus. For more details and risks related to our VIE structure, please see “Corporate History and Structure—Contractual Arrangements with Our VIEs and the Their Respective Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs.

Notes:

(1)

Shareholders of Zhuhai Kingsoft Cloud are Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu, a family member of a director of Kingsoft Group. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu are not shareholders of our company. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned by Ms. Weiqin Qiu and Ms. Peili Lei, a family member of the chairman of our Board.

(2)	Shareholders of Kingsoft Cloud Information are Mr. Yulin Wang (our director and CEO) and Ms. Weiqin Qiu.
(3)

Six subsidiaries are Xiong’an Kingsoft Cloud Information Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Rizhao Kingsoft Cloud Network Technology Co., Ltd., Hainan ChengMai Yunxiang Zhisheng Network Technology Co., Ltd. and Kingsoft Cloud (Tianjin) Technology Development Co., Ltd., all of which are wholly owned by Kingsoft Cloud Network to operate cloud business for certain projects.

(4)

Two subsidiaries are Nanjing Kingsoft Cloud Network Technology Co., Ltd. and Wuhan Kingsoft Cloud Information Technology Co., Ltd., both of which are wholly owned by Jinxun Ruibo to operate cloud business for certain projects.

OUR CORPORATE INFORMATION

Our principal executive offices are located at Kingsoft Tower, No. 33, Xiao Ying West Road, Haidian District Beijing, 100085, the People’s Republic of China. Our telephone number at this address is +86 10 6292 7777. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is         .

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.ksyun.com/. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors—Risks Relating to the ADSs and This Offering—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase additional ADSs to purchase up to additional ADSs representing ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refer to the American depositary shares, each representing ordinary shares;

•	“Annualized Revenues” is calculated by dividing the revenues from a customer for the current period by the number of months in the current period and multiplying that amount by 12;

•	“ARM” refers to advanced reduced instruction set computing machine;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau Special Administrative Region;

•

“Enterprise Cloud Service Premium Customer” refers to, (i) for a historical year, a customer with annual revenues of over RMB700,000 generated from enterprise cloud services, or (ii) for the current period, a customer with Annualized Revenues of over RMB700,000 generated from enterprise cloud services;

•	“GPU” refers to graphics processing unit;

•	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

•

“IaaS” refers to Infrastructure as a Service, a category of cloud services that provides high-level application programming interface used to dereference various low-level details of underlying network infrastructure like physical computing resources, location, data partitioning, scaling, security, backup, etc.;

•

“Independent cloud service providers” refer to cloud service providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;

•	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), our largest shareholder;

•

“net dollar retention rate of Public Cloud Service Premium Customers” is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period;

•	“ordinary share” refers to our ordinary shares, par value US$0.001 per share;

•

“PaaS” refers to Platform as a Service, a category of cloud services that provides a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app;

•	“Premium Customer” refers to, (i) for a historical year, a customer with annual revenues of over RMB700,000, or (ii) for the current period, a customer with Annualized Revenues of over RMB700,000;

•

“Public Cloud Service Premium Customer” refers to, (i) for a historical year, a customer with annual revenues of over RMB700,000 generated from public cloud services, or (ii) for the current period, a customer with Annualized Revenues of over RMB700,000 generated from public cloud services;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•

“SaaS” refers to Software as a Service, a category of cloud services that provides a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“variable interest entities” or “VIEs” refer to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law;

•

“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs; and

•	“Xiaomi” refers Xiaomi Corporation (HKEx: 1810), one of our shareholders.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude a total of 283,656,304 ordinary shares issued by deemed to be not outstanding, including: (i) the 240,451,179 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by TMF Trust (HK) Limited, as trustee of the share awards, (ii) the 33,605,125 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by Autogold Limited, (iii) the 9,600,000 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by River Jade Holdings Limited, a British Virgin Islands company ultimately controlled by Mr. Wang, and (iv) assuming that the underwriters will not exercise their option to purchase additional ADSs.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On December 13, 2019 the noon buying rate for Renminbi was RMB6.9925 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report in January, 2020, as supplemented, that was commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

[ADSs offered by the selling shareholders]	[ ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).]

The ADSs	Each ADS represents ordinary shares, par value US$0.001 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue ordinary shares represented by the ADSs in this offering.

[All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.]

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	ordinary shares, par value US$0.001 per share (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Option to purchase additional ADSs	We [and certain selling shareholders] have granted to the underwriters the right to purchase up to an additional ADSs from us within 30 days of the date of this prospectus in connection with the offering.

Listing	We intend to apply to list the ADSs representing our ordinary shares on the [New York Stock Exchange, or NYSE,] /[Nasdaq Global Select Market, or Nasdaq] under the symbol “ .”

Use of proceeds	We expect to receive net proceeds of approximately US$ million from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

We intend to use the net proceeds for the following purposes:

•	approximately % to further invest in technology and product development, especially in artificial intelligence, big data and cloud technologies;

•	approximately % to further invest in upgrading and expanding our infrastructure;

•	approximately % to fund the expansion of our ecosystem and international presence; and

•	approximately % to supplement our working capital for general corporate purposes.

Lock-up	We [, our directors, executive officers and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2020.

Depositary

[Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Assured Entitlement Distribution	Pursuant to Practice Note 15 under the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited, in

connection with this offering, Kingsoft Corporation Limited, or Kingsoft Group, intends to make available to its shareholders an “assured entitlement” to a certain portion of our ordinary shares.

As our ordinary shares are not expected to be listed on any stock exchange, Kingsoft Group intends to effect the Assured Entitlement Distribution by providing to its shareholders a “distribution in specie.” The distribution will be made without any consideration being paid by Kingsoft Group’s shareholders. Kingsoft Group’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs, who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.

Kingsoft Group currently intends to provide an assured entitlement with an aggregate value of approximately US$ million. The Assured Entitlement Distribution will only be made if this offering is completed.

The distribution in specie of ADSs by Kingsoft Group are not part of this offering.

Taxation	For Cayman, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to                additional ADSs, if any, in connection with the offering.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of operations for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2018 and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations data for the nine months ended September 30, 2018 and 2019, summary consolidated balance sheet data as of September 30, 2019 and summary consolidated cash flow data for the nine months ended September 30, 2018 and 2019 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Nine months ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Operation:
Revenues
Public cloud services	1,202,485	97.3	2,110,513	295,272	95.1	1,454,232	97.3	2,513,701	351,680	90.3
Enterprise cloud services	15,271	1.2	94,369	13,203	4.3	30,933	2.1	265,881	37,198	9.6
Others	18,211	1.5	13,290	1,859	0.6	8,666	0.6	3,131	438	0.1

Total revenues	1,235,967	100.0	2,218,172	310,334	100.0	1,493,831	100.0	2,782,713	389,316	100.0

Cost of revenues	(1,354,153)	(109.6)	(2,418,562)	(338,370)	(109.0)	(1,632,030)	(109.3)	(2,829,327)	(395,837)	(101.7)

Gross (loss)/profit	(118,186)	(9.6)	(200,390)	(28,036)	(9.0)	(138,199)	(9.3)	(46,614)	(6,521)	(1.7)
Operating expenses:
Selling and marketing expenses	(115,861)	(9.4)	(191,671)	(26,816)	(8.6)	(115,838)	(7.8)	(219,140)	(30,659)	(7.9)
General and administrative expenses	(93,649)	(7.6)	(146,846)	(20,545)	(6.6)	(95,907)	(6.4)	(151,403)	(21,182)	(5.4)
Research and development expenses	(399,209)	(32.3)	(440,518)	(61,631)	(19.9)	(321,624)	(21.5)	(423,685)	(59,276)	(15.2)

Total operating expenses	(608,719)	(49.3)	(779,035)	(108,992)	(35.1)	(533,369)	(35.7)	(794,228)	(111,117)	(28.5)

Operating loss	(726,905)	(58.8)	(979,425)	(137,028)	(44.2)	(671,568)	(45.0)	(840,842)	(117,638)	(30.2)
Interest income	19,628	1.6	116,500	16,299	5.3	85,540	5.7	66,976	9,370	2.4
Interest expense	(36,410)	(2.9)	(38,826)	(5,432)	(1.8)	(30,672)	(2.1)	(4,925)	(689)	(0.2)
Foreign exchange gain/(loss)	25,863	2.1	(102,202)	(14,299)	(4.6)	(98,058)	(6.6)	(95,714)	(13,391)	(3.4)
Changes in fair value of financial instruments	3,016	0.2	6,404	896	0.3	6,404	0.4	—	—	—
Other income/(expense), net	1,226	0.1	739	103	0.0	(32)	(0.0)	9,807	1,372	0.4

Loss before income taxes	(713,582)	(57.7)	(996,810)	(139,461)	(44.9)	(708,386)	(47.4)	(864,698)	(120,976)	(31.1)
Income tax expense	(668)	(0.1)	(9,632)	(1,348)	(0.4)	(6,693)	(0.4)	(6,993)	(978)	(0.3)

	For the Year Ended December 31,					For the Nine months ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Net loss	(714,250)	(57.8)	(1,006,442)	(140,809)	(45.4)	(715,079)	(47.9)	(871,691)	(121,954)	(31.3)
Accretion to redemption value of redeemable convertible preferred shares	(605,515)	(49.0)	(742,472)	(103,875)	(33.5)	(742,472)	(49.7)	—	—	—

Net loss attributable to ordinary shareholders	(1,319,765)	(106.8)	(1,748,914)	(244,684)	(78.8)	(1,457,551)	(97.6)	(871,691)	(121,954)	(31.3)
Net earnings per share:
Basic and diluted	(1.66)	—	(2.19)	(0.31)	—	(1.84)	—	(1.09)	(0.15)	—
Shares used in the net loss per share computation:
Basic and diluted	793,430,000	—	799,689,589	799,689,589	—	793,430,000	—	799,689,589	799,689,589	—
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	(89,414)	—	401,820	56,217	—	403,527	—	140,665	19,680	—
Comprehensive loss	(803,664)	—	(604,622)	(84,592)	—	(311,552)	—	(731,026)	(102,274)	—
Accretion to redemption value of redeemable convertible preferred shares	(605,515)	—	(742,472)	(103,875)	—	(742,472)	—	—	—	—
Comprehensive loss attributable to ordinary shareholders	(1,409,179)	—	(1,347,094)	(188,467)	—	(1,054,024)	—	(731,026)	(102,274)	—

Note:

(1)	Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	6,551	3,565	499	2,904	6,101	854
Selling and marketing expenses	12,618	5,889	824	3,211	24,801	3,470
General and administrative expenses	25,741	11,167	1,562	8,049	20,298	2,840
Research and development expenses	46,099	26,320	3,682	16,727	31,568	4,416

Total	91,009	46,941	6,567	30,891	82,768	11,580

The following table presents our summary consolidated balance sheet data as of December 31, 2018 and September 30, 2019.

	As of December 31,		As of September 30,
	2018		2019
	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,507,071	210,847	1,741,516	243,647
Accounts receivable, net of allowance	541,584	75,770	1,198,594	167,689
Short-term investments	2,208,105	308,925	769,823	107,702
Total current assets	4,734,409	662,368	4,261,129	596,153
Property and equipment, net	1,043,155	145,943	1,305,624	182,664
Total assets	5,859,199	819,733	5,710,172	798,882
Accounts payable	720,805	100,844	1,242,186	173,788
Accrued expenses and other current liabilities	423,634	59,269	684,166	95,718
Total current liabilities	1,436,887	201,027	2,126,252	297,473
Total liabilities	1,756,622	245,760	2,255,853	315,605
Total mezzanine equity	7,345,688	1,027,700	7,345,688	1,027,700
Total shareholders’ deficit	(3,243,111)	(453,727)	(3,891,369)	(544,423)
Total liabilities, mezzanine equity and shareholders’ deficit	5,859,199	819,733	5,710,172	798,882

The following table presents our summary consolidated cash flow data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(134,527)	(383,110)	(53,599)	(435,208)	(283,756)	(39,699)
Net cash (used in)/generated from investing activities	(1,820,636)	(1,173,559)	(164,187)	(1,648,563)	805,143	112,644
Net cash generated from/(used in) financing activities	1,861,177	2,435,832	340,785	2,658,832	(244,784)	(34,247)

Net (decrease)/increase in cash and cash equivalents	(93,986)	879,163	122,999	575,061	276,603	38,698
Cash and cash equivalents at beginning of the year	706,012	573,437	80,227	573,437	1,507,071	210,847
Effect of exchange rate changes on cash and cash equivalents	(38,589)	54,471	7,621	55,649	(42,158)	(5,898)

Cash and cash equivalents at end of the year/period	573,437	1,507,071	210,847	1,204,147	1,741,516	243,647

Non-GAAP Financial Measure

In evaluating our business, we consider and use certain non-GAAP measures, adjusted gross loss, adjusted gross margin, adjusted EBITDA and adjusted EDITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with

U.S. GAAP. We define adjusted gross loss as gross loss excluding share-based compensation allocated in the cost of revenues, and we define adjusted gross margin as adjusted gross loss as a percentage of revenues. We define adjusted EBITDA as operating loss excluding share-based compensation and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Gross loss	(118,186)	(200,390)	(28,036)	(138,199)	(46,614)	(6,521)
Adjustments:
Share-based compensation (allocated in cost of revenues)	6,551	3,565	499	2,904	6,101	854

Adjusted gross loss	(111,635)	(196,825)	(27,537)	(135,295)	(40,513)	(5,667)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	%
Gross margin	(9.6)	(9.0)	(9.3)	(1.7)
Adjusted gross margin	(9.0)	(8.9)	(9.1)	(1.5)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(714,250)	(1,006,442)	(140,809)	(715,079)	(871,691)	(121,954)
Adjustment:
Share-based compensation	91,009	46,941	6,567	30,891	82,768	11,580
Foreign exchange (gain)/loss	(25,863)	102,202	14,299	98,058	95,714	13,391
Changes in fair value of financial instruments	(3,016)	(6,404)	(896)	(6,404)	—	—
Other (income)/expense, net	(1,226)	(739)	(103)	(32)	(9,807)	(1,372)

Adjusted net loss	(653,346)	(864,442)	(120,942)	(592,505)	(703,016)	(98,335)

Adjustments:
Interest income	(19,628)	(116,500)	(16,299)	(85,540)	(66,976)	(9,370)
Interest expense	36,410	38,826	5,432	30,672	4,925	689
Income tax expense	668	9,632	1,348	6,693	6,993	978
Depreciation and amortization	297,647	412,352	57,690	280,733	429,716	60,120

Adjusted EBITDA	(338,249)	(520,132)	(72,771)	(359,944)	(328,358)	(45,938)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	%
Net loss margin	(57.8)	(45.4)	(47.9)	(31.3)
Adjusted net loss margin	(52.9)	(39.0)	(39.7)	(25.3)
Adjusted EBITDA margin	(27.4)	(23.4)	(24.1)	(11.8)

Key Operating Metrics

Our total revenues generated from Premium Customers amounted to RMB1,158.5 million, RMB2,114.2 million (US$295.8 million), RMB1,418.9 million and RMB2,710.8 million (US$379.3 million) in 2017 and 2018 and the nine months ended September 30, 2018 and 2019, respectively, accounting for 93.7%, 95.3%, 95.0% and 97.4% of our total revenues in the same periods, respectively. Specifically, our total revenues generated from Public Cloud Service Premium Customers amounted to RMB1,144.3 million, RMB2,021.3 million (US$282.8 million), RMB1,389.1 million and RMB2,443.4 million (US$341.8 million) in 2017 and 2018, and the nine months ended September 30, 2018 and 2019, respectively, accounting for 95.2%, 95.8%, 95.5% and 97.2% of our total public cloud service revenues in the same periods, respectively. Our total revenues generated from Enterprise Cloud Service Premium Customers amounted to RMB14.1 million, RMB92.9 million (US$13.0 million), RMB29.8 million and RMB263.1 million (US$36.8 million) in 2017 and 2018 and the nine months ended September 30, 2018 and 2019, respectively, accounting for 92.7%, 98.4%, 96.3% and 99.0% of our total enterprise cloud service revenues in the same periods, respectively.

The following table presents our key operating data for the periods indicated.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
Public Cloud Services
Number of Public Cloud Service Premium Customers	112	139	130	175
Net dollar retention rate of Public Cloud Service Premium Customers(1)	—	161%	159%	166%
Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	2	17	9	49
Total
Number of Premium Customers	113	154	137	222
Average revenues per Premium Customer (RMB in million)	10.3	13.7	10.4	12.2

Note:

(1)

Net dollar retention rate of Public Cloud Service Premium Customers is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business since inception. Our total revenues have increased from RMB1,236.0 million in 2017 to RMB2,218.2 million (US$310.3 million) in 2018, and from RMB1,493.8 million in the nine months ended September 30, 2018 to RMB2,782.7 million (US$389.3 million) in the nine months ended September 30, 2019. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing solutions and products and developing new ones. To manage this growth, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and prospects may be adversely affected and the market price of the ADSs could decline.

Moreover, our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. We began operations in 2012 and much of our growth has occurred in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to continue our growth.

We have a history of net loss and we are uncertain about our future profitability.

We have incurred net loss of RMB714.3 million, RMB1,006.4 million (US$140.8 million) and RMB871.7 million (US$122.0 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively. We cannot assure you that we will be able to generate net profits in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as, in research and development efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest heavily in the foreseeable future in expanding our infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously and rapidly. We also plan to invest heavily in sales, marketing and branding efforts. Moreover, as we become a public company upon the completion of this offering, we may incur significantly more expenses for legal, accounting, and other administrative and compliance affairs. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing heavily in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing heavily in our research and development efforts. Our research and development expenses increased from RMB399.2 million in 2017 to RMB440.5 million (US$61.6 million) in 2018, and increased from RMB321.6 million in the nine months ended September 30, 2018 to RMB423.7 million (US$59.3 million) in the nine months ended September 30, 2019. Moreover, our IDC costs increased from RMB1,033.2 million in 2017 to RMB1,890.5 million (US$264.5 million) in 2018, and increased from RMB1,320.9 million in the nine months ended September 30, 2018 to RMB2,121.1 million (US$296.8 million). The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses will continue to increase. Furthermore, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The cloud service market is competitive and rapidly evolving. The principal competitive factors in our market include completeness of product offerings, level of customization of solutions, credibility with developers, global reach, ease of integration and programmability, product features, platform scalability, reliability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products.

Some of our existing competitors and potential competitors have larger scale, greater brand name recognition, longer operating histories, more established customer relationships and greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products, solutions or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products, solutions and services with comparable functionality to ours, and this could force us to decrease prices in order to remain competitive. With the introduction of new products, solutions and services and new market entrants, we expect competition to intensify in the future. In addition, some of our customers may choose to use our products and solutions and our competitors’ products and solutions at the same time.

We have recorded negative cash flows from operating activities historically. If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We have experienced net cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB134.5 million, RMB383.1 million (US$53.6 million) and RMB283.8 million (US$39.7 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion.

We typically extend to our customers credit terms ranging from 30 to 180 days, resulting in accounts receivable. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2017, 2018 and the nine months ended September 30, 2019, our total revenues generated from Premium Customers accounted for approximately 93.7%, 95.3% and 97.4% of our total revenues in the same periods, respectively. Revenues generated from our three largest customers accounted for 27% (Xiaomi), 19% and 10%, respectively, of our total revenues in 2017; 25% (Xiaomi), 24% and 11%, respectively, of our total revenues in 2018; and 32%, 16% (Xiaomi) and 11%, respectively, of our total revenues in the nine months ended September 30, 2019. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

The cloud service market is at an early stage of development. There are uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the cloud industry, including public cloud and enterprise cloud, are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

Security incidents and attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our business is dependent on providing our customers with safe, reliable and high-quality cloud services. Maintaining the security and availability of our infrastructure, systems, platform, network, and the security of information we hold is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. We may be subject to cyber-attacks from third parties. Since our customers share our multi-tenant architecture, material attacks on any one of our customers could have a negative effect on other customers. These attacks have significantly increased the bandwidth used on our platform and have strained our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. We may become an attractive target for attacks on our infrastructure intended to destabilize, overwhelm, or shut down our platform. The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities will be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

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lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;

•	lead to interruptions or degradation of performance in our platform, products and solutions;

•	threaten our ability to provide our customers with access to our platform, products and solutions, and negatively affect our abilities to retain existing customers;

•	generate negative publicity about us;

•	result in litigation and increased legal liability or fines; or

•	lead to governmental inquiry or oversight.

The occurrence of any of these events could harm our business or damage our brand and reputation, lead to customer credits, loss of customers, higher expenses, and possibly impede our present and future success in retaining and attracting new customers. Security incidents or attacks on our infrastructure would be damaging to our reputation and could harm our business.

Similar security risks exist with respect to our business partners and our third-party suppliers for information technology support services and administrative functions. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party suppliers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.

Export controls and economic or trade restrictions that are imposed on certain of our business partners or their suppliers may affect our business, financial condition and results of operations.

The U.S. government has added several Chinese companies and institutions to the Entity List under the Export Administration Regulations, and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. We believe the immediate and direct impacts on our business resulting from such restrictions are limited, because our sales to the entities on the Entity List have represented a negligible portion of our results of operations. Nonetheless, given the important role played by such Chinese high-tech companies on the Entity List in the global supply chain or in China for industries including telecommunications, information technology infrastructure, artificial intelligence and IoTs, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations. Similar or more expansive restrictions that may be imposed on our business partners or their suppliers by the U.S. or other jurisdictions in the future may materially and adversely affect such business partners or their suppliers, which would in turn affect our business.

Although we have started to adopt procedures to comply with U.S. trade laws and regulations, such laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties or orders that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations.

If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

Leveraging our top-notch infrastructure resources and years of technology accumulation, we are able to provide innovative integrated cloud solutions specifically designed to address the diversified needs of our customers across different verticals. We have a track record of successfully expanding into and becoming a leader in new verticals. We cannot assure you, however, that we will be able to maintain this momentum in the future. Expanding solution categories involves new risks and challenges. Our lack of familiarity with new verticals may make it more difficult for us to keep pace with the evolving customer demands and preferences. In addition, there may be one or more existing market leaders in any vertical that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that markets as well as their deeper industry insight and greater brand recognition among customers. We will need to comply with new laws and regulations applicable to these businesses, the failure of which would adversely affect our reputation, business, results of operations and financial condition. Expansion into any new vertical may place significant strain on our management and resources, and failure to expand successfully could have a material adverse effect on our business and prospects.

If we are not able to maintain and enhance our brand and increase market awareness of us, or effectively develop and expand our marketing and sales capabilities, then our ability to attract new customers may be harmed and our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the “Kingsoft Cloud” brand identity and increasing market awareness of our company, products and solutions, is critical to achieving widespread acceptance of our products and solutions, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products and services, our ability to maintain relationships with bandwidth and hardware suppliers, our ability to be thought leaders in the cloud service market and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or yield increased revenues. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors’ products and services, then our brand may be harmed.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our shareholders, management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

We may receive complaints from our customers on our products, pricing and customer support. If we do not handle customer complaints effectively, our brand and reputation may suffer, our customers may lose confidence in us and they may reduce or cease their use of our products. In addition, our customers may post and discuss on social media about our products, solutions and relevant services, including our products and platform. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our products, solutions or platform upset these customers, their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our products, solutions or platform could materially and adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

As we also provide services to a wide range of enterprise clients and institutions, negative publicity about such counterparties, including any failure by them to adequately protect customer information, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenues, the increased revenues still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Our business depends on customers increasing their use of our products and solutions, and any loss of customers or decline in their use of our products and solutions could materially and adversely affect our business, results of operations and financial condition.

Our ability to grow and generate incremental revenues depends, in part, on our ability to maintain and grow our relationships with existing customers and to have them increase their usage of our platform. If our customers do not increase their use of our products, then our revenues may decline and our results of operations may be harmed. Substantially all of our customers do not have long-term contractual financial commitments to us. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. Reductions in usage from existing customers and the loss of customers could cause our net dollar retention rate to decline in the future if customers are not satisfied with our products, the value proposition of our products or our ability to otherwise meet their needs and expectations. Further, some of our customers may choose to develop their own solutions that do not include our products, or adopt a multi-cloud strategy decreasing usage of our products. They may also demand reductions in pricing as their usage of our products increases, which could have an adverse impact on our gross margin. If a significant number of customers cease using, or reduce their usage of our products, then we may not be able to achieve our growth target, and may need to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenues from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

A significant portion of our revenues were derived from customers in a limited number of industries. The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on those industries and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

A significant portion of our revenues were derived from customers engaged in a limited number of industries in China, some of which are emerging and highly competitive, such as video and game. Any change in the competitive landscape, market trend or user behaviors in such sectors may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our products and solutions. In addition, some of these industries in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of these industries. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the industries where our customers operate, our business may be adversely affected as well.

If the adoption of our cloud products and solutions by our customers is slower than we expected, our business, results of operations and financial condition may be adversely affected.

Our business has relied on the adoption of our cloud products and solutions by a broad array of customers. Our ability to further increase our customer base, and achieve broader market acceptance of our products and solutions will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals. Our recent hires and planned hires may not become as productive as quickly as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

As we seek to increase the adoption of our products and solutions by our customers, we may incur higher costs and longer sales cycles. The decision to adopt our products and solutions may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while customers may quickly deploy our products and solutions on a limited basis before they will commit to deploying our products and solutions at scale, they often require extensive education about our products and solutions and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources.

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may make investments from time to time in product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included bank loans, loans from Kingsoft Group and the proceeds received from the issuance and sale of our preferred shares. See “Description of Share Capital—History of Securities Issuances.” Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities; and

•	macro-economic and other conditions in China and elsewhere.

Although we expect to rely less on financing support from our existing shareholders and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and as we become a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to maintain customer satisfaction depends in part on the consistency and quality of our customer support services through the product cycle. Failure to maintain continuous and high-quality customer support could have an adverse effect on our business, results of operation, and financial condition.

We believe that customer satisfaction is key to our business. In order to deliver high-level customer satisfaction, we must successfully assist our customers in deploying and continuing to use our products and solutions, resolving performance issues, addressing interoperability challenges with the customers’ existing IT infrastructure, and responding to security threats, cyber-attacks and performance and reliability problems that may arise from time to time. The IT architecture of our customers, particularly the larger organizations, are very complex and may require high levels of focused support to effectively utilize our platform and products. Because our platform and products are designed to be highly configurable and to rapidly implement customers’ reconfigurations, customer errors in configuring our platform and products can result in significant disruption to our customers. Our support organization will face additional challenges associated with our international operations, including those associated with delivering support and documentation in languages other than Chinese and English. Increased demand for customer support, without corresponding increases in revenues, could increase our costs and adversely affect our business, results of operations, and financial condition.

There can be no assurance that we will be able to hire sufficient personnel as and when needed, particularly if our sales exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our network could be adversely affected. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations, and financial condition, particularly with respect to our large enterprise customers.

We employ a pricing model and strategy that subjects us to various challenges that could make it difficult for us to derive sufficient value from our customers.

We generally charge public cloud service customers on a monthly basis based on utilization and duration. We generally charge enterprise cloud service customers on a project basis. Such pricing model requires us to undertake significant projections and planning on our costs. If our projections and plans differ significantly from those actually incurred, our business could be harmed. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, if our competitors adopt new pricing models that become more attractive to customers, our business could be harmed.

We also generally rely on telecommunication operators for network bandwidth and third parties servers or server racks based on expected usage from our customers. If our customers use our platform in a manner that is inconsistent with how we have invested in bandwidth, servers, and racks, our business could be harmed. In addition, we have historically adopted an aggressive pricing strategy to gain a certain share in the market. To the extent that such strategy helps us increase revenues, the increased revenues still may not be enough to offset the increased cost and expenses we incur. Moreover, we may have to keep the price of our products and solutions being on par with our competitors to remain in our competitive position. If we are not able to advance our technologies and effectively control costs, our business, results of operation and financial condition may be negatively affected.

Defects or errors in our products or solutions could diminish demand for our products or solutions, harm our business and results of operations and subject us to liability.

Our customers use our products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

In addition, our solutions and products must interoperate with our customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. We must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution between our customers, our customer support teams and, in some cases, our channel partners. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our technologies and infrastructure to allow us to continue to provide our products to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our platform and products, which could make it difficult for our platform and products to function properly in customer internal networks and infrastructures that include these third-party products.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our solutions, platform and products with our customers’ internal networks and infrastructures, our customers may not be able to fully utilize our solutions, platform and products, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our products, which would materially harm our business, results of operations, and financial condition.

Our sales and onboarding cycles with customers can be long and unpredictable, and our sales and onboarding efforts require considerable time and expense, which may adversely affect our business, results of operations and financial condition.

The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. In addition, for our enterprise customers, the lengthy sales cycle for the evaluation and implementation of our products and solutions may also cause us to experience a delay between expenses for such sales efforts and the generation of corresponding revenues. The length of our sales cycle for these enterprise customers, from initial evaluation to payment, can range from one to six months and can vary substantially from customer to customer. We may have to expend significant money and resources before recognizing revenues from those enterprise customers.

Similarly, the onboarding and ramping process with new enterprise customers can take several months. As the purchase of our products can be dependent upon customer initiatives, our sales cycle can extend to even longer periods of time. Customers frequently require considerable time to evaluate, test, and qualify our product offering prior to entering into or expanding a contract commitment. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a completed sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the effectiveness of our sales force, particularly new salespeople, as we increase the size of our sales force;

•	the discretionary nature of customers’ purchasing decisions and budget cycles;

•	customers’ procurement processes, including their evaluation of our products and solutions;

•	economic conditions and other factors affecting customer budgets;

•	the regulatory environment in which our customers operate;

•	integration complexity for a customer deployment;

•	the customer’s familiarity with cloud products and solutions;

•	evolving customer demands; and

•	competitive conditions.

We face challenges from the evolving regulatory environment and user attitude toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which data privacy and protection is evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect the cloud service industry, our clients and us. Regulatory investigations, restrictions, penalties and sanctions, whether targeted at us or not, may negatively affect the market environment in which we operate, our existing or potential clients, and our products and services, which may in turn have a material adverse effect on our business, results of operations and financial condition. It is also possible that we may become subject to additional or new laws and regulations regarding data privacy and protection in connection with the data we have access to and the data products and services we provide to our clients. Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high profile security breach occurs with respect to our competitors, people may lose trust in the security of cloud service providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. For example, during a inspection conducted by Ministry of Industry and Information Technology of People’s Republic of China (“MIIT”) in September 2019, the Cybersecurity Administration Office of MIIT found that certain functions of our cybersecurity system did not satisfy relevant requirements imposed by the telecommunications authority and our user data system did not provide sufficient data and privacy protection. We are currently implementing certain rectification measures in accordance with the inspection results. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law, including the GDPR. Furthermore, a data breach affecting personal information could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

Our business partners and customers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our partners or customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

Our business partners and customers that use our products may be subject to privacy- and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, financial data, health data or other similar data.

Any failure or perceived failure by our business partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business.

We could be harmed by data loss or other security breaches

Because we process, store, and transmit large amounts of data, including personal information, failure to prevent or mitigate risks of data loss or other security breaches, including breaches of our vendors’ or customers’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us, deter customers or sellers from using our stores and services, and otherwise harm our business and reputation. We use third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Some of our systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or customer, such measures cannot provide absolute security. Moreover, in the event of a major system disruption, hardware malfunction or damages to data centers and servers caused by technologies failures, natural disasters or man-made problems, we may experience significant loss of data which would materially and adversely affect our business, financial condition and results of operations.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. Chinese or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based products and services such as our products and platform. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

We may have insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and our business, results of operations and financial condition could be adversely affected.

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers. The bandwidth we have contracted to use or the data centers we have established may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. In some regions, bandwidth providers have their own services that compete with us, or they may choose to develop their own services that will compete with us. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform.

Our services rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products or solutions, harm our business, our reputation and results of operations and subject us to liability.

We rely in part upon the stable performance of our servers for provision of our solutions, products and services. Any disruption to our servers may happen due to internal and external factors, such as inappropriate maintenance, defects in the servers, cyber-attacks targeted at us, occurrence of catastrophic events or human errors. Such disruption could result in negative publicity, loss of or delay in market acceptance of our solutions and products, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may need to expend additional resources to help with recovering. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from disruption in servers. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Our use of open source or third-party software could negatively affect our ability to sell our products and solutions, and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Our reliance on a limited number of suppliers for certain essential services could adversely affect our ability to manage our business effectively and harm our business.

We rely on a limited number of suppliers for certain essential services to operate our network and provide solutions and products to our customers. For example, we generally rely on a limited number of suppliers to purchase the servers that we use and we ordinarily purchase these equipment on a purchase-order basis. We also rely on a limited number of suppliers for bandwidth and racks. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.

Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the then current availability, terms, and pricing of these services. We generally do not have any long-term contracts guaranteeing supply with these suppliers. If our supply of certain services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Moreover, even if we can identify adequate replacements on substantially similar terms, our business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of our hardware components may delay the opening of new network facilities, limit capacity expansion or replacement of defective or obsolete equipment at existing network facilities, or cause other constraints on our operations that could damage our customer relationships.

On January 17, 2017, the Ministry of Industry and Information Technology promulgated Notice on Cleaning Up and Regulating the Internet Access Service Market, or the Notice on the Internet Access Service, which prohibits the “multi-level sublease” and requires that IDC enterprises shall not sublease the IP address, bandwidth or other network access resources they have obtained from basic telecommunication operators to other enterprises for operating businesses of IDC, Internet service provider (ISP) or others. According to the Notice on the Internet Access Service, enterprises engaged in the businesses of IDC, ISP or content delivery network shall conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the relevant regulations to make rectifications in a timely manner and take stern actions in accordance with the laws against the enterprises that refuse to make such rectifications, and such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected under serious circumstances. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on such laws and regulations, we cannot be certain whether the supply of IP address and bandwidth from IDC suppliers to us will be determined as “multi-sublease” and prohibited by the competent regulatory authorities. If our historical or current cooperation with third-party IDC suppliers are determined as non-compliant activities, we may no longer be able to collaborate with such IDC suppliers, furthermore, it remains unclear whether we, as the sublessee, may also be subject to penalties if we were unable to implement effective rectification measures if required by the regulatory authority. If so, our business, financial condition, results of operations and prospects could be materially and adversely affected. As of the date of this prospectus, we have not received any notice from a regulatory authority that would require us to suspend or rectify our current business cooperation with the IDC suppliers.

We rely on channel partners to distribute some of our products and solutions or provide certain support services. If our channel partners’ access to our platform, products and solutions is interrupted or delayed for any reason, or they fail to deliver quality services to the satisfaction of our customers, our business and results of operation may be harmed.

Some of our public service customers rely on their agents when selecting suppliers or service providers, to save them from the efforts of directly negotiating with a large number of different suppliers or service providers. We work closely with these agents as our channel partners and leverage their understanding of end users’ demands, thereby developing tailored marketing strategies. Before a public service customer launches a project for cloud solutions, it typically lays out the goals it plans to achieve and the budget for the project and engages a third-party agent, which will provide various types of assistance in project implementation, such as advising on financing plan, selecting suppliers, managing construction and integrating work products of different suppliers. If our channel partners fail to continuously provide high quality services to our customers, our business may be harmed.

Any interruption or delay in our channel partners’ access to our platform, products and solutions will negatively impact our customers. Our customers depend on the continuous availability of our network for the delivery and use of our products and solutions. If all or a portion of our network were to fail, our customers and partners could lose access to the internet until such disruption is resolved or they deploy disaster recovery options that allow them to bypass our network. The adverse effects of any network interruptions on our reputation and financial condition may be heightened due to the nature of our business and our customers’ expectation of continuous and uninterrupted internet access and low tolerance for interruptions of any duration. While we do not consider them to have been material, we have experienced, and may in the future experience, network disruptions and other performance problems due to a variety of factors.

Strategic transactions, including acquisitions and investments, may divert our management’s attention and result in debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We also may cooperate with other business partners to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their products or services are not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. The anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities. Moreover, we may record significant impairments on our investments, which could have a material adverse effect on our results of operations.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing shareholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges or substantial liabilities;

•	incur debt on terms unfavorable to us or that we turn out to be unable to repay;

•	encounter difficulties in retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

The occurrence of any of these foregoing could adversely affect our business, results of operations and financial condition.

Our business depends substantially on the continuing efforts of our management and other key personnel, as well as a competent pool of talents that supports our existing operations and future growth. If we are unable to retain, attract, recruit and train such personnel, our business may be materially and adversely affected.

Our future success depends heavily on the continued contributions of our senior management, many of whom are difficult to replace. In particular, we rely on the expertise, experience and vision of our senior management team. If any of our senior management becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. In particular, we rely on our top notch research and development team to develop our advanced algorithms and technologies and our experienced sales personnel to maintain relationship with our customers. In order to compete for talents, we may need to offer higher compensation, better trainings and more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. We cannot assure you that we will be able to attract or retain a qualified workforce necessary to support our future growth. Furthermore, any disputes between us and our employees or any labor-related regulatory or legal proceedings may divert management and financial resources, negatively impact staff morale, reduce our productivity, or harm our reputation and future recruiting efforts. In addition, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2018 and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. We are in the process of implementing a number of measures to address the material weakness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are in the process of expanding our international operations, which exposes us to significant regulatory, economic and political risks, the failure to handle which may adversely affect our business, results of operations and financial condition.

We see great potentials in expanding our business and promoting our products and solutions globally. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations, as well as developing and managing sales in international markets, our international expansion efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;

•	our ability to effectively price our products in competitive international markets;

•	new and different sources of competition;

•	potentially greater difficulty collecting accounts receivable and longer payment cycles;

•	higher or more variable network service provider fees outside of China;

•	the need to adapt and localize our products for specific countries;

•	the need to offer customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

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difficulties with differing technical and environmental standards, data privacy and telecommunications regulations and certification requirements outside China, which could prevent customers from deploying our products or limit their usage;

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

•	tariffs and other non-tariff barriers, such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

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fluctuations in currency exchange rates, which could increase the price of our products outside of China, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

•	currency control regulations, which might restrict or prohibit our conversion of other currencies into RMB;

•	restrictions on the transfer of funds;

•	deterioration of political relations between China and other countries; and

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

In particular, to pursue international expansion, we will focus on “Belt and Road” countries, where the cloud markets are less saturated and present more attractive opportunities. “Belt and Road” initiative refers to China’s proposal to build “Silk Road Economic Belt” and “21st Century Maritime Silk Road” in cooperation with related countries across Asia, Europe and Africa, focusing on promoting policy coordination, connectivity of infrastructure and facilities, unimpeded trade, financial integration, and strengthened people-to-people ties through a consultative process and joint efforts, with the goal of bringing benefits to all. When focusing on “Belt and Road” countries, our failures in such specific countries due to, among others, political, economic and social instability, and changes in the competitive landscape in the local cloud service market, may have adverse impact on our internal expansion strategy.

Also, costs from our international expansion efforts and network service provider fees outside of China may be generally higher than domestic rates, our gross margin for international customers may be typically lower than our gross margin for domestic customers. As a result, our gross margin may be impacted and fluctuate as we expand our operations and customer base worldwide.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

Our services to highly regulated organizations are subject to a number of challenges and risks, the failure to handle which may adversely affect our business, results of operations and financial condition.

We serve customers in highly regulated industries such as financial services, healthcare and other public service sectors, sales to which are subject to a number of challenges and risks. Selling to such highly regulated organizations can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Public service contracting requirements may change and in doing so restrict our ability to sell into public service sector until we comply with the revised requirements. Demand and payment for our services are affected by public service sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public service sector demand for our services. In addition, demand of public service customers for our products and solutions may be reduced or diminished upon the completion of this offering subject to the future relationship between China and the United States.

Further, highly regulated organizations may demand shorter contract terms or other contractual provisions that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our services than would be standard. Such organizations may have statutory, contractual, or other legal rights to terminate contracts with us or our channel partners due to a default or for other reasons, and any such termination may harm our business. In addition, these organizations may be required to publish the rates we negotiate with them, which could harm our negotiating leverage with other potential customers and in turn harm our business.

We or our business partners with which we collaborate are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China, the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. Further, some of our international sales activity occurs, and some of our network infrastructure or data center is located, in parts of the world that are recognized as having a greater potential for business practices that violate anti-corruption, anti-bribery, or similar laws.

We cannot assure you that all of our employees and agents have complied with, or in the future will comply with, our policies and applicable law. The investigation of possible violations of these laws, including internal investigations and compliance reviews that we may conduct from time to time, could have a material adverse effect on our business. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from Chinese government contracts and other contracts, other enforcement actions, the appointment of a monitor, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Other internal and government investigations, regulatory proceedings, or litigation, including private litigation filed by our shareholders, may also follow as a consequence. Any investigations, actions, or sanctions could materially harm our reputation, business, results of operations, and financial condition. Further, the promulgation of new laws, rules or regulations or new interpretations of current laws, rules or regulations could impact the way we do business in other countries, including requiring us to change certain aspects of our business to ensure compliance, which could reduce revenues, increase costs, or subject us to additional liabilities.

Certain of our products and solutions are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

Some of our products and solutions are subject to existing or potential telecommunication laws and regulations in China. If we do not comply with these rules and regulations, we could be subject to enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our products. Any enforcement action by the competent authorities, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our products to customers and could adversely affect our business, results of operations and financial condition.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, and we may have to restructure our offerings, exit certain markets or raise the price of our products. In addition, any uncertainty regarding whether particular regulations apply to our business, and how they apply, could increase our costs or limit our ability to grow. Any of the foregoing could adversely affect our business, results of operations and financial condition. For example, the Notice on the Internet Access Service provides that a company possessing the corresponding telecommunications business operation license should deploy the IDC engine room and server and provide ISP access services in the local place covered under its license. We may be ordered to rectify our illegal activities, subject to confiscation of illegal gains, fines or business suspension, or may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

Activities of our customers or the content of their websites and other internet properties could subject us to liability.

Through our network, we provide a wide variety of products that enable our customers to exchange information, conduct business, and engage in various online activities both domestically and internationally. Our customers may use our platform and products in violation of applicable law or in violation of our terms of service or the customer’s own policies. The existing laws relating to the liability of providers of online products and services for activities of their users are highly unsettled and in flux both within China and internationally. We are currently and, in the future, may be subject to lawsuits and/or liability arising from the conduct of our customers. Additionally, the conduct of our customers may subject us to regulatory enforcement actions and/or liability. We may be a defendant in a number of lawsuits both in China and abroad, alleging copyright infringement based on content that is made available through our customers’ websites. There can be no assurance that we will not face litigation in the future or that we will prevail in any litigation we may face. An adverse decision in one or more of these lawsuits could materially and adversely affect our business, results of operations, and financial condition.

Litigations may subject us to claims arising from activities of our customers and content on their websites for large potential damages based on a significant number of online occurrences under statutory or other damage theories. Such claims may result in liability that exceeds our ability to pay. Even if claims against us are ultimately unsuccessful, defending against such claims will increase our legal expenses and divert management’s attention from the operation of our business, which could materially and adversely impact our business and results of operations.

Policies and laws in this area remain highly dynamic, and we may face additional theories of intermediary liability in various jurisdictions. For example, the European Union (the EU) recently approved a copyright directive that will impose additional obligations on online platforms and failure to comply could give rise to significant liability. Other new laws like this, may also expose internet companies to significant liability. We may incur additional costs to comply with these new laws, which may have an adverse effect on our business, results of operations, and financial condition.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•	investigations, enforcement actions, and sanctions;

•	mandatory changes to our network and products;

•	disgorgement of profits, fines, and damages;

•	civil and criminal penalties or injunctions;

•	claims for damages by our customers or channel partners;

•	termination of contracts;

•	loss of intellectual property rights;

•	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

•	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

We may in the future be subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may be adversely affected if it is alleged or determined that our technology infringes the intellectual property rights of others.

The cloud service industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property rights. Companies in the cloud service industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot obtain license or develop technology for any infringing aspect of our business, we would be forced to limit or stop selling products impacted by the claim or injunction or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any inability to obtain license of third-party technology in the future would have an adverse effect on our business or operating results, and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. We may receive demands for such indemnification from time to time. Responding to such claims, including those currently pending, regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand.

Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. We may not have insurance to cover potential claims of this type or to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits, and the results of any such actions may harm our business.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this prospectus, we have registered 86 patents, 143 trademarks, 156 copyrights, and 106 domain names in China and overseas. See “Business—Intellectual Property.” There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

We have obtained license from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “金山云” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained license from Kingsoft Group to use some of its registered patents during their terms of registration. See “Related Party Transactions — Transactions with Kingsoft Group.” However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are not authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.

There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We also rely, in part, on confidentiality agreements and non-compete agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, to the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.

We have recorded a significant amount of long-lived assets, primarily including our property and equipment. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our long-lived assets in 2017, 2018 and the nine months ended September 30, 2019. However, we may record impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our results of operations.

We expect fluctuations in our financial results and key metrics, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, our ADSs price and the value of your investment could decline.

Our operating results, as well as our key metrics have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance and period-to-period comparisons of our operating results and key metrics may not be meaningful. In addition to the other risks described herein, factors that may affect our operating results include the following:

•	fluctuations in demand for or pricing of our solutions and products;

•	our ability to attract new customers;

•	our ability to retain our existing customers;

•	fluctuations in the usage of our products by our customers, which is directly related to the amount of revenues that we recognize from our customers;

•	fluctuations in customer delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	the timing of customer payments and any difficulty in collecting accounts receivable from customers;

•	potential and existing customers choosing our competitors’ products or developing their own products in-house;

•	timing of new functionality of our existing platform;

•	our ability to control costs, including our operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

•	the amount and timing of non-cash expenses, including share-based compensation, impairment of long-lived assets, and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training, and integrating new employees;

•	the effects of acquisitions or other strategic transactions;

•	expenses in connection with acquisitions or other strategic transactions;

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•	the ability to maintain our relationship with business partners;

•	the impact of new accounting pronouncements;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; and

•	awareness of our brand and our reputation in our target markets.

Any of the foregoing and other factors may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our shares, the price of our ADSs could decline substantially, and our business could be harmed.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 6% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, and a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2013 Share Option Scheme is 209,750,000. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2013 Share Award Scheme is 215,376,304 shares. As of the date of this prospectus, 165,854,176 awarded shares, and options to purchase a total of 191,952,000 ordinary shares have been granted and are outstanding, under such plans. In 2017 and 2018 and the nine months ended September 30, 2019, we recorded RMB91.0 million, RMB46.9 million (US$6.6 million) and RMB82.8 million (US$11.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our staff costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as by limiting our ability to terminate some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. If we are subject to severe penalties in connection with labor disputes or government investigations, our business, financial condition and results of operations will be adversely affected.

We face certain risks relating to the real properties that we lease, which may adversely affect our business.

We lease real properties for our office and other uses in China. Some of the ownership certificates or other similar proofs of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

The lease agreements for some of our leased properties have not been registered with the PRC governmental authorities as required by the PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for our lease agreements that have not been registered with the relevant PRC governmental authorities.

As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations, which is a general market practice in cloud service industry. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Our business is subject to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damage to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial condition of our customers, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. Any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume or otherwise disrupt our business operations and adversely affect our operations.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, such as power disruptions, computer viruses, data security breaches or terrorism, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

We may be required to change our registered address or relocate our operating offices under PRC law.

Under PRC law, the registered address of a company shall be its main premises for business operations. If a company intends to set up other premises for business operation outside its registered address, the company shall register those premises for business operation as branch offices with the relevant local market regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices.

Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations. We may not be able to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. In the future, we may expand our business to additional locations in China and we may fail to update the registered address for our subsidiaries or register those premises as branch offices in a timely manner. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and publicized to the public. As of the date of this prospectus, we have not received any regulatory or governmental penalties in relation to the registered address of our subsidiaries. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

RISKS RELATING TO OUR RELATIONSHIPS WITH KINGSOFT GROUP AND XIAOMI

If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi and its ecosystem, our business may be adversely affected.

Kingsoft Group, our major shareholder, is a leading software company in China. Xiaomi, another major shareholder of our company of our interests and controlled by our chairman of the Board, Mr. Jun Lei, is a leading internet company providing smartphones and smart hardware connected by an IoT platform. Our business has benefited from Kingsoft Group’s and Xiaomi’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi in various areas, such as cross-referrals and devices for AIoT solutions. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi are our existing customers, from which we received a portion of revenues. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

We have derived, and believe that we will continue to derive, a portion of our revenues from Kingsoft Group and Xiaomi. Revenues from Kingsoft Group in the aggregate accounted for 4.0%, 3.5% and 3.1% of our total revenues in 2017, 2018 and the nine months ended September 30, 2019, respectively. Revenues from Xiaomi in the aggregate accounted for 27.0%, 24.6% and 15.7% of our total revenues in 2017, 2018 and the nine months ended September 30, 2019, respectively. We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.

We have no experience operating as a stand-alone public company.

We have no experience conducting our operations as a stand-alone public company. After we become a stand-alone public company upon the completion of this offering, we will face enhanced administrative and compliance requirements, which may result in substantial costs. In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including those relating to corporate governance, internal control, listing standards, and investor relations issues. We cannot guarantee that we will be able to do so in a timely and effective manner.

Any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.

We have benefited, and expect to continue to benefit, significantly from Kingsoft Group’s and Xiaomi’s strong brand recognitions, which enhance our reputation and credibility. Any negative publicity associated with Kingsoft Group or Xiaomi, or any negative development with respect to their market positions, financial conditions or compliance with applicable legal or regulatory requirements will likely have an adverse impact on our reputation and brand. If Kingsoft Group’s or Xiaomi’s market position weakens, the effectiveness of our sales and marketing through them may be impaired, which may in turn have a negative impact on our business, financial condition and results of operations. See “Related Party Transactions” for more information about our related party transactions with Kingsoft Group and Xiaomi.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our principal shareholders, Kingsoft Group and Xiaomi, are our affiliates and have substantial influence over our company. Upon the completion of this offering, Kingsoft Group will beneficially own         % of our outstanding shares and Xiaomi will beneficially own         % of our outstanding shares. Mr. Jun Lei, one of our directors, also serves as the chairman and a non-executive director at Kingsoft Group, and serves as the chairman, the chief executive officer and the executive director at Xiaomi. Mr. Tao Zou, one of our directors, also serves as an executive director and the chief executive officer at Kingsoft Group. Mr. Shou Zi Chew, one of our directors, also serves as the president of international, executive director and the chief financial officer at Xiaomi. Upon the completion of this offering, Mr. Jun Lei, Mr. Tao Zou and Mr. Shou Zi Chew together will beneficially own an aggregate of         % of our outstanding shares. Upon completion of this offering, none of our other directors or executive officers will hold any position at Kingsoft Group or Xiaomi.

They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, such significant concentration of share ownership and corporate governance mechanism may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal and [Selling] Shareholders.”

We may have conflicts of interest with Kingsoft Group or Xiaomi and we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Kingsoft Group or Xiaomi and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•

Collaboration with Kingsoft Group and Xiaomi. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties.

•

Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and Xiaomi are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi may decide to take up business opportunities itself, which would prevent us from taking advantage of those opportunities.

•

Sale of shares in our company. Subject to its lock-up arrangements with us and the underwriters in this offering and applicable securities laws, Kingsoft Group or Xiaomi may decide to sell all or a portion of the shares that they hold in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

•

Developing business relationships with Kingsoft Group’s and Xiaomi’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

•

Our directors may have conflicts of interest. Certain of our directors are also employees of Kingsoft Group or Xiaomi. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi and us.

Kingsoft Group and Xiaomi may from time to time make strategic decisions that they believe are in the best interests of their businesses, which may be different from the decisions that we would have made on our own. Kingsoft Group’s and Xiaomi’s decisions with respect to us or our business may favor Kingsoft Group and Xiaomi and therefore the Kingsoft Group and Xiaomi shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Kingsoft Group and Xiaomi may make decisions that may disrupt or discontinue our collaborations with Kingsoft Group and Xiaomi. If Kingsoft Group and Xiaomi were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we will become a stand-alone public company upon the completion of this offering and will have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, including those between Kingsoft Group or Xiaomi and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

There might be discrepancies between our continuing disclosures on our financial and operating results and those of Kingsoft Group due to differences in accounting policies and data consolidation on the group level.

As a listed company on the Stock Exchange of Hong Kong, Kingsoft Group has been required to disclose its consolidated financial results. As a subsidiary controlled by and an important business unit of Kingsoft Group, our historical financial results have been included in the consolidated financial statements of Kingsoft Group under IFRS since our inception. The financial results disclosed in this prospectus and those to be disclosed or to be furnished to SEC after the completion of this offering are prepared in accordance with U.S. GAAP and may not be consistent with Kingsoft Group’s financial statements due to different accounting policies.

RISKS RELATING TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the 2019 Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on June 30, 2019 and effective on July 30, 2019, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication services provider and any primary foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered as foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, our VIEs. We have entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits and absorb substantially all of the economic losses of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Corporate History and Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which our PRC subsidiaries or our VIEs may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs;

•	deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and the Implementing Rules

are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2017 and 2018 and the nine months ended September 30, 2019. If our VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ADSs may decline significantly.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with our VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may not remain as shareholders of our VIEs, or may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them, which may result in deconsolidation of our VIEs. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our VIEs, our subsidiaries and us were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose interests and/or other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay interests and/or other penalties on the adjusted but unpaid taxes.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are critical to our business operations, including the Value-added Telecommunications Business Operation License and the Online Culture Operating Permit. The contractual arrangements contain terms that specifically obligate our VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

RISKS RELATING TO DOING BUSINESS IN CHINA

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations concerning the cloud service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC government authorities may promulgate new laws and regulations regulating the cloud service industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to cloud services. Moreover, developments in the cloud service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict cloud service market players like us, which could materially and adversely affect our business and operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIEs or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

These regulations may have a significant impact on our present and future structuring and investment. We have requested or intend to take all necessary measures to require our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly-listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulation Related to Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, which may have a material adverse effect on our financial condition and results of operations.

On December 10, 2009, the SAT issued the circular of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Incomes from Equity Transfers of Non-Resident Enterprises, or SAT Circular 698, which came into effect on January 1, 2008. Circular 698 addressed tax treatments on China equities transferred (directly or indirectly) by non-residents. China tax authorities have been empowered to disregard interposed entities if they are considered lack of reasonable commercial purpose and the whole indirect share transaction will be treated as direct share transfer with PRC capital gain tax liabilities arise.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. SAT Bulletin 7 redefines the applicable scope to expand the subject of the indirect share transfers to China taxable assets which includes equity investments in PRC resident enterprises, assets of Chinese establishment and immoveable properties in China. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, you are deprived of the benefits of such inspection.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on

our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be adversely affected. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the [NYSE/Nasdaq] or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

RISKS RELATING TO THE ADSs AND THIS OFFERING

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have been approved to list the ADSs on the [NYSE/Nasdaq]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between the underwriters and us based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	our major shareholders’ business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience an immediate and substantial dilution, representing a difference between the initial public offering price and our net tangible book value, after giving effect to the net proceeds we receive from this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate

and substantial dilution of approximately US$                 per ADS, representing the difference between the initial public offering price of US$                 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per ADS as of September 30, 2019, after giving effect to the net proceeds we receive from this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be              ADSs (representing              ordinary shares) issued and outstanding immediately after this offering, or              ADSs (representing              ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers, existing shareholders and holders of share-based awards have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days, with certain existing shareholders agreeing to a longer lock-up period of 18 months after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Fangda Partners, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of this offering and the listing and trading of our ADSs on the [NYSE/Nasdaq] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) we established the WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt an amended and restated memorandum and articles of association that will become effective upon completion of this offering. Our post-offering amended and restated memorandum and articles of association, will contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying your ADSs.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary may try to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our sixteenth amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.

Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.

As a Cayman Islands exempted company listed on the [NYSE/Nasdaq], we are subject to corporate governance listing standards of [NYSE/Nasdaq]. However, [NYSE/Nasdaq] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of [the NYSE/Nasdaq] that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under [NYSE/Nasdaq] corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash-equivalents are passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the current and expected composition of our income and assets and value of our assets, including goodwill, which is based, in part, on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Because we will hold a substantial amount of cash and cash-equivalents following this offering, our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and the cash. Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned our ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	our expectation regarding the use of proceeds from this offering;

•	general economic and business conditions in China; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately US$                million, or approximately US$                million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

We intend to use the net proceeds for the following purposes:

•	approximately % to further invest in technology and product development, especially in artificial intelligence, big data and cloud technologies;

•	approximately % to further invest in upgrading and expanding our infrastructure;

•	approximately % to fund the expansion of our ecosystem and international presence; and

•	approximately % to supplement our working capital for general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The table below sets forth our capitalization as of September 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of a total of 1,640,123,574 convertible preferred shares and redeemable convertible preferred shares on a one-for-one basis immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the automatic conversion of a total of 1,640,123,574 convertible preferred shares and redeemable convertible preferred shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the issuance and sale of                ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$                per ADS being the mid-point of the estimated range of the initial offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2019
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity
Series B convertible preferred shares (par value of US$0.001 per share; 153,603,600 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	337,268	47,186	—	—
Series C redeemable convertible preferred shares (par value of US$0.001 per share; 185,665,192 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	1,043,147	145,942	—	—
Series D redeemable convertible preferred shares (par value of US$0.001 per share; 842,738,782 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	5,965,273	834,572	—	—

Total mezzanine equity	7,345,688	1,027,700	—	—

	As of September 30, 2019
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Series A convertible preferred shares (par value of US$0.001 per share; 458,116,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	123,186	17,234	—	—
Ordinary shares (par value of US$0.001 per share; 1,359,876,426 shares authorized; 935,235,476 shares issued, 793,430,000 shares outstanding on an actual basis, and 2,717,209,878 shares issued and outstanding on a pro-forma basis)	4,851	679	16,574	2,319
Additional paid-in capital(2)	82,768	11,580	7,539,919	1,054,874
Accumulated deficit	(4,662,589)	(652,321)	(4,662,589)	(652,321)
Accumulated other comprehensive income	560,415	78,405	560,415	78,405

Total shareholders’ (deficit)/equity(2)	(3,891,369)	(544,423)	3,454,319	483,277

Total capitalization	3,454,319	483,277	3,454,319	483,277

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$                per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization by US$                million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2019 was approximately US$482.1 million, or US$0.61 per ordinary share and US$                 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares.

Without taking into account any other changes in such net tangible book value after September 30, 2019, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering and, (ii) our issuance and sale of                 ADSs offered in this offering at an assumed initial public offering price of US$                per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2019 would have been approximately US$                million, or US$                per ordinary share and US$                per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                per ordinary share, or US$                per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at the assumed initial public offering price per ordinary share is US$                and all ADSs are exchanged for ordinary shares:

Initial public offering price	US$
Net tangible book value per ordinary share as of September 30, 2019	US$	0.61
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our preferred shares	US$
Pro forma as adjusted net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$

Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of September 30, 2019, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placement pursuant to Kingsoft Group to effect its Assured Entitlement Distribution, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$                per ADS before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary Shares Purchased		Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders
New investors
Total

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. The maximum aggregate number of ordinary shares that may be issued under our share incentive plans is 425,126,304 shares. As of the date of this prospectus, there are 194,202,000 ordinary shares issuable upon exercise of outstanding share options under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed              as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the civil liability provisions of the federal securities laws in the United States without retrial on the merits if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that may be regarded as fines, penalties or punitive in nature.

PRC

We have been advised by Fangda Partners, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

In January 2012, we incorporated Kingsoft Cloud Holdings Limited under the laws of the Cayman Islands as our offshore holding company. In February 2012, we incorporated Kingsoft Cloud Corporation Limited as Kingsoft Cloud Holdings Limited’s wholly-owned subsidiary in Hong Kong.

In April 2012, Kingsoft Cloud Corporation Limited incorporated Beijing Kingsoft Cloud Technology Co., Ltd., or Beijing Kingsoft Cloud, as its wholly-owned subsidiary in the PRC. In December 2015, Kingsoft Cloud Corporation Limited incorporated another wholly-owned subsidiary, Beijing Yunxiang Zhisheng Technology Co., Ltd., or Yunxiang Zhisheng, in the PRC. See “—Corporate Structure.”

In December 2017, Kingsoft Cloud Corporation Limited incorporated a wholly-owned subsidiary, Kingsoft Cloud Inc., in the United States, to operate cloud service business and conduct research and development on cloud technology and products.

Beijing Kingsoft Cloud entered into a series of contractual arrangements, as amended and restated, with Zhuhai Kingsoft Cloud Technology Co., Ltd., or Zhuhai Kingsoft Cloud, and its wholly-owned subsidiary, Beijing Kingsoft Cloud Network Technology Co., Ltd., or Kingsoft Cloud Network, through which we obtained control over Zhuhai Kingsoft Cloud. In addition, Yunxiang Zhisheng entered into a series of contractual arrangements with Kingsoft Cloud (Beijing) Information Technology Co., Ltd., or Kingsoft Cloud Information, and its wholly-owned subsidiary, Beijing Jinxun Ruibo Technology Co., Ltd., or Jinxun Ruibo, which enable us to obtain control over the Kingsoft Cloud Information to operate value-added telecommunication services. As a result, we are regarded as the primary beneficiary of each of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng as our wholly foreign owned entities, or WFOEs, and to Zhuhai Kingsoft Cloud, Kingsoft Cloud Information and their subsidiaries as our variable interest entities, or our VIEs, in this prospectus. For more details and risks related to our VIE structure, please see “—Contractual Arrangements with Our VIEs and the Their Respective Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, immediately upon the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs.

Notes:

(1)

Shareholders of Zhuhai Kingsoft Cloud are Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu, a family member of a director of Kingsoft Group. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu are not shareholders of our company. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned by Ms. Weiqin Qiu and Ms. Peili Lei, a family member of the chairman of our Board.

(2)	Shareholders of Kingsoft Cloud Information are Mr. Yulin Wang (our director and CEO) and Ms. Weiqin Qiu.
(3)

Six subsidiaries are Xiong’an Kingsoft Cloud Information Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Rizhao Kingsoft Cloud Network Technology Co., Ltd., Hainan ChengMai Yunxiang Zhisheng Network Technology Co., Ltd. and Kingsoft Cloud (Tianjin) Technology Development Co., Ltd., all of which are wholly owned by Kingsoft Cloud Network to operate cloud business for certain projects.

(4)

Two subsidiaries are Nanjing Kingsoft Cloud Network Technology Co., Ltd. and Wuhan Kingsoft Cloud Information Technology Co., Ltd., both of which are wholly owned by Jinxun Ruibo to operate cloud business for certain projects.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through our VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud, the shareholders of Zhuhai Kingsoft Cloud and the contractual arrangements by and among Yunxiang Zhisheng, Kingsoft Cloud Information and the shareholders of Kingsoft Cloud Information. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

Exclusive Consultation and Technical Service Agreement

Under the exclusive consultation and technical service agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, Beijing Kingsoft Cloud has agreed to exclusively provide the following services (among others) to Zhuhai Kingsoft Cloud:

•	the licensing of software, copyrights and know-how legally owned by Beijing Kingsoft Cloud;

•	the provision of comprehensive consultancy services related to business operation, management and technology;

•	the development, maintenance and updates of hardware and database;

•	the development of application software and related operational support and updates;

•	the provision of technical training for employees;

•	the collection and research of technical information; and

•	the provision of other related services as required by Zhuhai Kingsoft Cloud from time to time.

Zhuhai Kingsoft Cloud has agreed to annually pay service fees equal to 100% of its revenues for the year deducting costs in the same period as agreed by both parties, and pay service fees for certain services as required by Zhuhai Kingsoft Cloud from time to time. The service fees are adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical service agreement shall remain effective for 20 years from November 9, 2012 unless expressly provided otherwise or Beijing Kingsoft Cloud unilaterally decides to terminate the exclusive consultation and technical service agreement. Beijing Kingsoft Cloud can unilaterally renew this agreement for a further period determined by itself.

On July 18, 2018, Kingsoft Cloud Information and Yunxiang Zhisheng entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on November 29, 2019 and contains terms substantially similar to the exclusive consultation and technical service agreement described above.

Loan Agreements

On June 20, 2014, Ms. Weiqin Qiu and Beijing Kingsoft Cloud entered into a loan agreement, as amended and supplemented on November 29, 2019, under which Beijing Kingsoft Cloud agreed to provide Ms. Weiqin Qiu interest-free loans. Under these loan agreements, the loans shall be repaid by transferring Ms. Weiqin Qiu’s equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designee or through such other method as Beijing Kingsoft Cloud shall determine.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a loan agreement with Yunxiang Zhisheng, under which Yunxiang Zhisheng agreed to provide Mr. Yulin Wang and Ms. Weiqin Qiu an interest-free loan. This agreement was later amended and supplemented on November 29, 2019, and contains terms substantially similar to the loan agreements described above.

Equity Pledge Agreement

Each of Ms. Weiqin Qiu and Beijing Kingsoft Digital Entertainment Technology Co., Ltd., or Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, has entered into an equity pledge agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014. Under the equity pledge agreement, Ms. Weiqin Qiu and Kingsoft Digital pledged their respective equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to secure obligations under the applicable loan agreements, exclusive purchase option agreement, shareholder voting right trust agreement, and exclusive consultation and technical service agreement. Ms. Weiqin Qiu and Kingsoft Digital further agreed not to transfer or pledge their equity interest in Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The equity pledge agreement will remain binding until the pledgers, Ms. Weiqin Qiu and Kingsoft Digital, as the case may be, discharge all of their obligations under the above-mentioned agreements. As of the date of this prospectus, the equity pledges under the equity pledge agreement have been registered with competent PRC regulatory authority.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an equity pledge agreement with Yunxiang Zhisheng, which contains terms substantially similar to the equity pledge agreement described above. As of the date of this prospectus, the equity pledges under the equity pledge agreement dated July 18, 2018 have been registered with competent PRC regulatory authority.

Exclusive Purchase Option Agreement

Ms. Weiqin Qiu and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into an exclusive purchase option agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019. Under the exclusive purchase option agreement, Ms. Weiqin Qiu granted Beijing Kingsoft Cloud or its designee an option to purchase her equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of the amount of the loan provided to Ms. Weiqin, and the minimum amount of consideration permitted by PRC law, and Kingsoft Digital granted Beijing Kingsoft Cloud or its designee an option to purchase its equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of RMB1 and the minimum amount of consideration permitted by PRC law. Ms. Weiqin Qiu and Kingsoft Digital also granted Beijing Kingsoft Cloud or its designee an option to purchase all or a portion of the assets of Zhuhai Kingsoft Cloud for the minimum amount of consideration permitted by PRC law. Ms. Weiqin Qiu and Kingsoft Digital also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The exclusive purchase option agreement shall remain in effect until all of the equity interests in Zhuhai Kingsoft Cloud have been acquired by Beijing Kingsoft Cloud or its designee.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an exclusive purchase option agreement with Yunxiang Zhisheng, which was later amended and supplemented on November 29, 2019 and contains terms substantially similar to the exclusive purchase option agreement described above.

Shareholder Voting Right Trust Agreement

Ms. Weiqin Qiu and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into a shareholder voting right trust agreement with Beijing Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019. Under the shareholder voting right trust agreement, Ms. Weiqin Qiu and Kingsoft Digital agreed to irrevocably entrust a person designated by Beijing Kingsoft Cloud to represent them to exercise all the voting rights and other shareholders’ rights to which they are entitled as shareholders of Zhuhai

Kingsoft Cloud. The shareholder voting right trust agreement shall remain effective from the date of such agreement for as long as Ms. Weiqin Qiu and Kingsoft Digital remain the shareholders of Zhuhai Kingsoft Cloud, unless Beijing Kingsoft Cloud otherwise decides to terminate or amend this agreement.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a shareholder voting right trust agreement with Yunxiang Zhisheng, which was later amended and supplemented on November 29, 2019 and contains terms substantially similar to the shareholder voting right trust agreement described above.

Spousal Consents

The spouses of individual shareholders of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information which is held by and registered under the name of his or her spouse will be disposed of pursuant to the abovementioned loan agreements, equity pledge agreements, exclusive purchase option agreements and the shareholder voting rights trust agreements. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

In the opinion of Fangda Partners, our PRC legal counsel:

•

the ownership structures of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud, Yunxiang Zhisheng, and Kingsoft Cloud Information, both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect;

•

the agreements among Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its shareholders, Yunxiang Zhisheng, Kingsoft Cloud Information and its shareholders governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Relating to Our Corporate Structure.”

Financial Support Undertaking Letter

We executed a financial support undertaking letter addressed to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, pursuant to which we undertake to provide unlimited financial support to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information to the extent permissible under the applicable PRC laws and regulations, whether or not any operational loss is actually incurred. The form of financial support shall include, but not limited to, extension of cash, entrusted loans and borrowings. We will not request repayment of the loans or borrowings if Zhuhai Kingsoft Cloud and Kingsoft Cloud Information or their shareholders do not have sufficient funds or are unable to repay.

We expect to provide the financial support if and when required with a portion of the proceeds from this offering and proceeds from the issuance of equity or debt securities in the future.

Hong Kong Stock Exchange Matters of Kingsoft

Under Practice Note 15 of the Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited, this offering is deemed a “spin-off” transaction by Kingsoft Group for which Kingsoft Group requires approval by the Hong Kong Stock Exchange. On December 20, 2019, the Hong Kong Stock Exchange confirmed that Kingsoft Group may proceed with the “spin-off” transaction. Pursuant to Practice Note 15, Kingsoft Group must make available to its shareholders an “assured entitlement” to a certain portion of our shares.

As our ordinary shares are not expected to be listed on any stock exchange, Kingsoft Group intends to effect the Assured Entitlement Distribution by providing to its shareholders a “distribution in specie”. The distribution will be made without any consideration being paid by Kingsoft Group’s shareholders. Kingsoft Group’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs, who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.

Kingsoft Group currently intends to provide an assured entitlement with an aggregate value of approximately US$             million. The Assured Entitlement Distribution will only be made if this offering is completed. The distribution in specie of ADSs by Kingsoft Group is not part of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2018 and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 and have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations for the nine months ended September 30, 2018 and 2019, selected consolidated balance sheet data as of September 30, 2019 and selected consolidated cash flow data for the nine months ended September 30, 2018 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Nine months ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Operation:
Revenues
Public cloud services	1,202,485	97.3	2,110,513	295,272	95.1	1,454,232	97.3	2,513,701	351,680	90.3
Enterprise cloud services	15,271	1.2	94,369	13,203	4.3	30,933	2.1	265,881	37,198	9.6
Others	18,211	1.5	13,290	1,859	0.6	8,666	0.6	3,131	438	0.1

Total revenues	1,235,967	100.0	2,218,172	310,334	100.0	1,493,831	100.0	2,782,713	389,316	100.0

Cost of revenues	(1,354,153)	(109.6)	(2,418,562)	(338,370)	(109.0)	(1,632,030)	(109.3)	(2,829,327)	(395,837)	(101.7)

Gross (loss)/profit	(118,186)	(9.6)	(200,390)	(28,036)	(9.0)	(138,199)	(9.3)	(46,614)	(6,521)	(1.7)
Operating expenses:
Selling and marketing expenses	(115,861)	(9.4)	(191,671)	(26,816)	(8.6)	(115,838)	(7.8)	(219,140)	(30,659)	(7.9)
General and administrative expenses	(93,649)	(7.6)	(146,846)	(20,545)	(6.6)	(95,907)	(6.4)	(151,403)	(21,182)	(5.4)
Research and development expenses	(399,209)	(32.3)	(440,518)	(61,631)	(19.9)	(321,624)	(21.5)	(423,685)	(59,276)	(15.2)

Total operating expenses	(608,719)	(49.3)	(779,035)	(108,992)	(35.1)	(533,369)	(35.7)	(794,228)	(111,117)	(28.5)

Operating loss	(726,905)	(58.8)	(979,425)	(137,028)	(44.2)	(671,568)	(45.0)	(840,842)	(117,638)	(30.2)
Interest income	19,628	1.6	116,500	16,299	5.3	85,540	5.7	66,976	9,370	2.4
Interest expense	(36,410)	(2.9)	(38,826)	(5,432)	(1.8)	(30,672)	(2.1)	(4,925)	(689)	(0.2)
Foreign exchange gain/(loss)	25,863	2.1	(102,202)	(14,299)	(4.6)	(98,058)	(6.6)	(95,714)	(13,391)	(3.4)
Changes in fair value of financial instruments	3,016	0.2	6,404	896	0.3	6,404	0.4	—	—	—
Other income/(expense), net	1,226	0.1	739	103	0.0	(32)	(0.0)	9,807	1,372	0.4

Loss before income taxes	(713,582)	(57.7)	(996,810)	(139,461)	(44.9)	(708,386)	(47.4)	(864,698)	(120,976)	(31.1)
Income tax expense	(668)	(0.1)	(9,632)	(1,348)	(0.4)	(6,693)	(0.4)	(6,993)	(978)	(0.3)

Net loss	(714,250)	(57.8)	(1,006,442)	(140,809)	(45.4)	(715,079)	(47.9)	(871,691)	(121,954)	(31.3)

	For the Year Ended December 31,					For the Nine months ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Accretion to redemption value of redeemable convertible preferred shares	(605,515)	(49.0)	(742,472)	(103,875)	(33.5)	(742,472)	(49.7)	—	—	—

Net loss attributable to ordinary shareholders	(1,319,765)	(106.8)	(1,748,914)	(244,684)	(78.8)	(1,457,551)	(97.6)	(871,691)	(121,954)	(31.3)
Net earnings per share:
Basic and diluted	(1.66)	—	(2.19)	(0.31)	—	(1.84)	—	(1.09)	(0.15)	—
Shares used in the net loss per share computation:
Basic and diluted	793,430,000	—	799,689,589	799,689,589	—	793,430,000	—	799,689,589	799,689,589	—
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(89,414)	—	401,820	56,217	—	403,527	—	140,665	19,680	—
Comprehensive loss	(803,664)	—	(604,662)	(84,592)	—	(311,552)	—	(731,026)	(102,274)	—
Accretion to redemption value of redeemable convertible preferred shares	(605,515)	—	(742,472)	(103,875)	—	(742,472)	—	—	—	—
Comprehensive loss attributable to ordinary shareholders	(1,409,179)	—	(1,347,094)	(188,467)	—	(1,054,024)	—	(731,026)	(102,274)	—

Note:

(1)	Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	6,551	3,565	499	2,904	6,101	854
Selling and marketing expenses	12,618	5,889	824	3,211	24,801	3,470
General and administrative expenses	25,741	11,167	1,562	8,049	20,298	2,840
Research and development expenses	46,099	26,320	3,682	16,727	31,568	4,416

Total	91,009	46,941	6,567	30,891	82,768	11,580

The following table presents our summary consolidated balance sheet data as of December 31, 2018 and September 30, 2019.

	As of December 31,		As of September 30,
	2018		2019
	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,507,071	210,847	1,741,516	243,647
Accounts receivable, net of allowance	541,584	75,770	1,198,594	167,689
Short-term investments	2,208,105	308,925	769,823	107,702
Total current assets	4,734,409	662,368	4,261,129	596,153
Property and equipment, net	1,043,155	145,943	1,305,624	182,664
Total assets	5,859,199	819,733	5,710,172	798,882
Accounts payable	720,805	100,844	1,242,186	173,788
Accrued expenses and other current liabilities	423,634	59,269	684,166	95,718
Total current liabilities	1,436,887	201,027	2,126,252	297,473
Total liabilities	1,756,622	245,760	2,255,853	315,605
Total mezzanine equity	7,345,688	1,027,700	7,345,688	1,027,700
Total shareholders’ deficit	(3,243,111)	(453,727)	(3,891,369)	(544,423)
Total liabilities, mezzanine equity and shareholders’ deficit	5,859,199	819,733	5,710,172	798,882

The following table presents our summary consolidated cash flow data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(134,527)	(383,110)	(53,599)	(435,208)	(283,756)	(39,699)
Net cash (used in)/generated from investing activities	(1,820,636)	(1,173,559)	(164,187)	(1,648,563)	805,143	112,644
Net cash generated from/(used in) financing activities	1,861,177	2,435,832	340,785	2,658,832	(244,784)	(34,247)

Net (decrease)/increase in cash and cash equivalents	(93,986)	879,163	122,999	575,061	276,603	38,698
Cash and cash equivalents at beginning of the year	706,012	573,437	80,227	573,437	1,507,071	210,847
Effect of exchange rate changes on cash and cash equivalents	(38,589)	54,471	7,621	55,649	(42,158)	(5,898)

Cash and cash equivalents at end of the year/period	573,437	1,507,071	210,847	1,204,147	1,741,516	243,647

Non-GAAP Financial Measure

In evaluating our business, we consider and use certain non-GAAP measures, adjusted gross loss, adjusted gross margin, adjusted EBITDA and adjusted EDITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross loss as gross loss excluding share-based compensation allocated in the cost of revenues, and we define adjusted gross margin as adjusted gross loss as a percentage of revenues. We define adjusted EBITDA as operating loss excluding share-based compensation and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Gross loss	(118,186)	(200,390)	(28,036)	(138,199)	(46,614)	(6,521)
Adjustments:
Share-based compensation (allocated in cost of revenues)	6,551	3,565	499	2,904	6,101	854

Adjusted gross loss	(111,635)	(196,825)	(27,537)	(135,295)	(40,513)	(5,667)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	%
Gross margin	(9.6)	(9.0)	(9.3)	(1.7)
Adjusted gross margin	(9.0)	(8.9)	(9.1)	(1.5)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(714,250)	(1,006,442)	(140,809)	(715,079)	(871,691)	(121,954)
Adjustment:
Share-based compensation	91,009	46,941	6,567	30,891	82,768	11,580
Foreign exchange (gain)/loss	(25,863)	102,202	14,299	98,058	95,714	13,391
Changes in fair value of financial instruments	(3,016)	(6,404)	(896)	(6,404)	—	—
Other (income)/expense, net	(1,226)	(739)	(103)	(32)	(9,807)	(1,372)

Adjusted net loss	(653,346)	(864,442)	(120,942)	(592,505)	(703,016)	(98,335)

Adjustments:
Interest income	(19,628)	(116,500)	(16,299)	(85,540)	(66,976)	(9,370)
Interest expense	36,410	38,826	5,432	30,672	4,925	689
Income tax expense	668	9,632	1,348	6,693	6,993	978
Depreciation and amortization	297,647	412,352	57,690	280,733	429,716	60,120

Adjusted EBITDA	(338,249)	(520,132)	(72,771)	(359,944)	(328,358)	(45,938)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	%
Net loss margin	(57.8)	(45.4)	(47.9)	(31.3)
Adjusted net loss margin	(52.9)	(39.0)	(39.7)	(25.3)
Adjusted EBITDA margin	(27.4)	(23.4)	(24.1)	(11.8)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest independent cloud service provider in China. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services, based on which we have achieved a leading position in the cloud market in China.

Being an independently operated company, focusing on cloud services since our inception, we are able to fully mobilize our resources into the innovation of our business models and provide high-quality services to businesses and organizations of all kind. With our full dedication to cloud business, we are able to avoid potential conflicts of interest with our customers and enhance our neutral position, which in turn gains additional trust from more and more customers.

Leveraging our profound industry insights, we saw significant growth prospects in selected verticals, such as game, video and financial services. We have strategically expanded our footprints into such fast-growing verticals as first-movers and have established a leading market position through relentless execution. We have inherited the “enterprise service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and have established superior enterprise service capabilities. Benefiting from Kingsoft Group’s over 30 years of experience in providing enterprise services, we value each customer and provide best-in-class customer services covering their entire life-cycle. Such customer-centric service philosophy enables us to achieve increasing brand recognition, a loyal customer base while improving unit economics. We also adopt a premium-customer strategy, focusing on leading enterprises within selected verticals to establish our market presence efficiently. The total number of our Premium Customers increased from 113 in 2017 to 154 in 2018, and further to 222 in the nine months ended September 30, 2019. In 2018 and the nine months ended September 30, 2019, our net dollar retention rate of Public Cloud Service Premium Customers was 161% and 166%, respectively.

We stay at the forefront of cloud technology development and have built prominent research and development capabilities. We enjoy a skilled talent pool and will continue to invest in research and development to enhance our technology leadership and upgrade our cloud solutions. As of September 30, 2019, our research and development team consisted of 1,064 engineers, researchers, programmers and computer and data scientists, accounting for 63% of our total employees.

Attributable to the above, we have achieved superior growth. Our revenues increased by 79.5% from RMB1,236.0 million in 2017 to RMB2,218.2 million (US$310.3 million) in 2018, and increased by 86.3% from RMB1,493.8 million for the nine months ended September 30, 2018 to RMB2,782.7 million (US$389.3 million) for the nine months ended September 30, 2019. We have incurred gross loss of RMB118.2 million, RMB200.4 million (US$28.0 million) and RMB46.6 million (US$6.5 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively, and we have also incurred net loss of RMB714.3 million, RMB1,006.4 million (US$140.8 million) and RMB871.7 million (US$122.0 million) in the same periods, respectively.

Key Operating Metrics

We adopt a premium-customer strategy, focusing on leading enterprises in selected verticals to establish market presence efficiently. Our total revenues generated from Premium Customers amounted to RMB1,158.5 million, RMB2,114.2 million (US$295.8 million), RMB1,418.9 million and RMB2,710.8 million (US$379.3 million) in 2017 and 2018 and the nine months ended September 30, 2018 and 2019, respectively, accounting for 93.7%, 95.3%, 95.0% and 97.4% of our total revenues in the same periods, respectively. Specifically, our total revenues generated from Public Cloud Service Premium Customers amounted to RMB1,144.3 million, RMB2,021.3 million (US$282.8 million), RMB1,389.1 million and RMB2,443.4 million (US$341.8 million) in 2017 and 2018, and the nine months ended September 30, 2018 and 2019, respectively, accounting for 95.2%, 95.8%, 95.5% and 97.2% of our total public cloud service revenues in the same periods, respectively. Our total revenues generated from Enterprise Cloud Service Premium Customers amounted to RMB14.1 million, RMB92.9 million (US$13.0 million), RMB29.8 million and RMB263.1 million (US$36.8 million) in 2017 and 2018 and the nine months ended September 30, 2018 and 2019, respectively, accounting for 92.7%, 98.4%, 96.3% and 99.0% of our total enterprise cloud service revenues in the same periods, respectively. Therefore, we regularly review a number of key operating metrics in relation to our Premium Customers as presented in the table below to evaluate our business and measure our performance. We believe these metrics are indicative of our overall business and performance. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
Public Cloud Services
Number of Public Cloud Service Premium Customers	112	139	130	175
Net dollar retention rate of Public Cloud Service Premium Customers(1)	—	161%	159%	166%
Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	2	17	9	49
Total
Number of Premium Customers	113	154	137	222
Average revenues per Premium Customer (RMB in million)	10.3	13.7	10.4	12.2

Note:

(1)

Net dollar retention rate of Public Cloud Service Premium Customers is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period.

Key Factors Affecting Our Results of Operations

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Trends in China’s economic conditions and development of China’s cloud industry

Our business and results of operations are significantly affected by China’s overall economic conditions and the development of China’s cloud industry. The development of the cloud industry in China is expected to be driven by massive, high-growth demand from internet verticals, increasing penetration into traditional industries and public service organizations, deployment of 5G, AI and IoT, overseas expansion of Chinese companies and favorable government policies. As a market leader, we have captured, and are likely to continue to capture, the various market opportunities brought by the development of China’s cloud industry.

Nevertheless, unfavorable changes in China’s overall economy and cloud industry could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging cloud industry in China is still at its early stage of development and there are considerable uncertainties about its future growth. See “Risk Factors—Risks Relating to Our Business and Industry—We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.”

Our ability to retain existing customers and acquire new customers

We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers increased from 113 in 2017 to 154 in 2018, and further to 222 in the nine months ended September 30, 2019. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

We aim to acquire and retain new customers by, among others, further enhancing the quality and efficiency of our existing products and solutions, offering additional innovative products and solutions and implementing effective sales strategies tailored to the verticals in which we operate. We also aim to continue to generate additional revenues from existing customers and seek additional cross-selling opportunities. In 2018 and the nine months ended September 30, 2019, our net dollar retention rate of Public Cloud Service Premium Customers was 161% and 166%, respectively.

Our ability to upgrade and expand our products and solutions

We have benefited from the upgrade and expansion of our products and solutions and have achieved rapid growth. Our future success is significantly dependent on our ability to further enhance the quality and expand the scope of our products and solutions. Furthermore, we seek to improve the breadth and quality of our products and solutions, and to enhance our brand recognition, which thereby will allow us to capture additional market share, enjoy better economies of scale and improve our profitability.

Our ability to continue to invest in technology, talent and infrastructure

We have invested, and will continue to invest, in resources to enhance the technology, infrastructure and capabilities of our products and solutions. Our ability to improve our existing cloud products and solutions and develop new ones depends on the scale of our infrastructure as well as the technologies we use to develop and deliver high-quality cloud services to customers. It is thus crucial for us to continually invest in technology and infrastructure to expand our resources and enhance capabilities of our products and solutions. We plan to continue to invest in upgrading and expanding our network infrastructure. Moreover, we plan to continue to invest in talent recruitment and training in the fields of cloud computing, big data, AIoT and blockchain to strengthen our technological advantage.

Our ability to effectively control our costs and expenses

Our ability to manage and control our costs and expenses is critical to the success of our business. We have invested heavily in developing technology capabilities and infrastructure in order to provide comprehensive products and solutions. Also, we have been expanding into new verticals and developing new products and solutions, for example, we are capturing the market opportunity to provide enterprise cloud services to traditional industries and public service organizations. As a result, we expect our costs and expenses would increase along with the increase in our enterprise cloud revenues. While we expect our costs and expenses to increase as our business expands, we also expect them to decrease as a proportion of our revenues as we achieve more economies of scale, and higher operating efficiency.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the verticals in which we operate. Our competitive position may be affected by, among other things, the scope of our solution offerings, the quality of our solutions and our ability to price our solutions competitively. We believe that our neutrality, superior enterprise service capabilities, proprietary cutting-edge technologies and prominent research and development capabilities differentiate us from our competitors and help us establish a high entry barrier difficult for our competitors to surpass. However, we are still subject to competition from a variety of players within our industry. Increased competition could materially and adversely affect our business, financial condition and results of operations.

Key Components of Results of Operations

Revenues

We derive our revenues from: (i) public cloud services, (ii) enterprise cloud services, and (iii) other services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public cloud services	1,202,485	97.3	2,110,513	295,272	95.1	1,454,232	97.3	2,513,701	351,680	90.3
Enterprise cloud services	15,271	1.2	94,369	13,203	4.3	30,933	2.1	265,881	37,198	9.6
Others	18,211	1.5	13,290	1,859	0.6	8,666	0.6	3,131	438	0.1

Total Revenues	1,235,967	100.0	2,218,172	310,334	100.0	1,493,831	100.0	2,782,713	389,316	100.0

Public cloud services. We offer public cloud services to customers in various verticals, including, among others, game, video, AI, e-commerce, education and mobile internet. We charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer prepaid subscription package over a fixed subscription period.

Enterprise cloud services. We also offer enterprise cloud services to customers engaging in the financial service, public service, industrial and healthcare businesses, among others. We charge our enterprise cloud service customers on a project basis.

Others. We also generate our revenues from other services, primarily including (i) advertising placement agency services, which we strategically discontinued in the first quarter of 2019, and (ii) AIoT cloud solutions launched in 2019.

Cost of revenues

Our cost of revenues primarily consist of (i) IDC costs, (ii) depreciation and amortization costs, (iii) staff costs, and (iv) other costs.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	1,033,210	76.3	1,890,499	264,491	78.2	1,320,892	80.9	2,121,107	296,754	75.0
Depreciation and amortization costs	290,212	21.4	406,714	56,901	16.8	276,643	17.0	425,737	59,563	15.0
Staff costs	17,126	1.3	23,682	3,313	1.0	16,454	1.0	37,013	5,178	1.3
Other costs	13,605	1.0	97,667	13,665	4.0	18,041	1.1	245,470	34,342	8.7

Total cost of revenues	1,354,153	100.0	2,418,562	338,370	100.0	1,632,030	100.0	2,829,327	395,837	100.0

IDC costs primarily consist of (i) bandwidth costs and (ii) rack costs. Depreciation and amortization costs primarily consist of depreciation and amortization of our fixed assets and intangible assets. Staff costs are payments to our technical and engineering staff, including salaries, bonuses, benefits, and share-based compensation. Other costs primarily consist of costs associated with our enterprise cloud services.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	115,861	19.0	191,671	26,816	24.6	115,838	21.7	219,140	30,659	27.6
General and administrative expenses	93,649	15.4	146,846	20,545	18.9	95,907	18.0	151,403	21,182	19.1
Research and development expenses	399,209	65.6	440,518	61,631	56.5	321,624	60.3	423,685	59,276	53.3

Total operating expenses	608,719	100.0	779,035	108,992	100.0	533,369	100.0	794,228	111,117	100.0

Selling and marketing expenses. Our selling and marketing expenses consist of (i) staff expenses, including salaries, commissions, bonuses, benefits, and share-based compensation paid to sales and marketing personnel, (ii) marketing and promotion expenses, and (iii) other miscellaneous expenses, primarily including office rental expenses. We expect our selling and marketing expenses to increase in the foreseeable future, as we may engage in more activities to promote our brand, retain our existing customers and attract new customers.

General and administrative expenses. Our general and administrative expenses consist of (i) staff expenses, including salaries, bonuses, benefits, and share-based compensation paid to general and administrative personnel and (ii) other expenses, primarily including depreciation and amortization expenses, office rental expenses, general operation expenses and professional service fees. We expect our general and administrative expenses to increase in the foreseeable future as we incur additional expenses as a result of operating as a public company and to meet the increased compliance requirements associated with our international expansion.

Research and development expenses. Our research and development expenses consist of (i) staff expenses, including salaries, bonuses, benefits, and share-based compensation paid to research and development personnel, and (ii) other expenses, primarily including depreciation and amortization expenses, office rental expenses and information technology expenses. We expect our research and development expenses to increase in absolute amount in the foreseeable future as we continue to introduce new products and solutions, as well as improve our infrastructure, platforms and technology to stay abreast of technological developments and innovations.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. In addition, dividend payments are not subject to withholding tax.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2017 and 2018, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Kingsoft Cloud Network being qualified as a High New Technology Enterprise (‘‘HNTE’’) are entitled to the preferential income tax rate of 15% for three years from 2016 to 2018 and successfully renewed their HNTE status for an additional three years from 2019 to 2021. In addition, Beijing Jinxun Ruibo Network Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2017 to 2020. Certain PRC subsidiaries are qualified as software enterprises and are entitled to the tax holidays (i.e. two year CIT exemption followed by a three-year 50% reduction of the statutory CIT rate) from the first profit-making year. Dividends, interests, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the tax base of purchase cost or investment cost) shall be subject to a 10% withholding tax unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2018 and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual in accordance with U.S. GAAP for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors – Risks Relating to Our Business and Industry – If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements and interim condensed consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Effective January 1, 2017, we elected to adopt the requirements of ASC 606 using the full retrospective method. We apply the five-step model outlined in ASC 606, and account for a contract when it has approval and commitment from our customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts customers are required to pay before the services are delivered to the customer. Contract liabilities represents the excess of payments received as compared to the consideration earned and is reflected in “accrued expenses and other current liabilities” in our consolidated balance sheets. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, we also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

Public cloud services

We provide integrated cloud-based services including but not limited to cloud computing, storage and delivery. The nature of our performance obligation is a single obligation to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. We use monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

Enterprise cloud services

We provide comprehensive customized cloud-based solutions, which are typically completed within one to three months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. We also provide post-delivery maintenance and upgrade services that are mainly technical support services performed by our engineers. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the we perform throughout a fixed term. Revenue allocated to maintenance, and upgrades during the periods presented was immaterial.

Consolidation of affiliated entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to us and therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIEs that potentially could be significant to our VIE. Based on the above, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Risk Factors—Risks Relating to Our Corporate Structure.”

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Convertible preferred shares and redeemable convertible preferred shares

The Series A convertible preferred shares are classified as permanent equity because they are not redeemable and the holders of the Series A convertible preferred shares are entitled to receive the same form of consideration upon the occurrence of a conditional event (i.e. a Liquidation Transaction) as holders of equally and more subordinated equity instruments, specifically, the ordinary shareholders. The Series B convertible preferred shares have been classified as mezzanine equity as they may be redeemed upon the occurrence of a Liquidation Transaction and Kingsoft Group’s voluntary refusal to approve a public offering in which the pre-IPO market value of the Company is no less than US$1,512,500 and results in gross proceeds of no less than US$151,250 (“Series B Qualified IPO”). We concluded that the Series B convertible preferred shares are not redeemable currently, and it is not probable that the Series B convertible preferred shares will become redeemable because the likelihood of a deemed liquidation is remote. Therefore, no adjustment will be made to the initial carrying amount of the Series B convertible preferred shares until it is probable that they will become redeemable. The Series C, Series D and Series D+ redeemable convertible preferred shares have been classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of our company. We concluded that the preferred shares are not redeemable currently, but it is probable that the Series C, Series D and Series D+ redeemable convertible preferred shares will become redeemable. We chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Series C, Series D and Series D+ redeemable convertible preferred shares to equal the redemption value at the end of each reporting period.

The convertible preferred shares and redeemable convertible preferred shares, or collectively, the preferred shares, were initially recorded at issue price net of issuance costs. The holders of preferred shares have the ability to convert the instrument into our ordinary shares. We have evaluated the embedded conversion option in the preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of the preferred shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

Beneficial conversion features exist when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. No BCF was recognized for the preferred shares because the fair values per ordinary share at the commitment dates were less than the respective most favorable conversion price during the periods presented. We determined the fair value of our ordinary shares with the assistance of an independent third party valuation firm.

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by an issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF has been recognized for the periods presented.

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments. All of our share-based awards are classified as equity awards and contain only service vesting conditions, therefore, are recorded in the consolidated financial statements based on their grant date fair values. We elected to account for forfeitures as they occur. With the assistance of an independent third party valuation firm, we used the binomial tree model to determine the fair value of the stock options granted to employees.

Significant factors, assumptions and methodologies used in determining fair value

The fair value of each option grant is estimated using the binomial option-pricing model. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and the share price upon which (i.e. the exercise multiple) the employees are likely to exercise options. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of a group of similar companies, which are publicly-traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the BEV, business model, development stage, risk profiles, position within the industry, and with historical share price information sufficient to meet the contractual life of our share-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. Expected dividend yield is based on the fact that we have never paid, and do not expect to pay cash dividends in the foreseeable future.

We are required to estimate the fair value of the ordinary shares underlying our options when performing the fair value calculations with the binomial option model. Therefore, our board of directors has estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares at each grant date. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the cloud service industry, trends within the cloud service industry, the prices at which we sold preferred shares, the superior rights and preference of the preferred shares or other senior securities relative to our ordinary shares at the time of each grant, the results of operations, financials position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event or an initial public offering. In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares, redeemable convertible preferred shares and ordinary shares) using the allocation method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares, redeemable convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value among the convertible preferred shares, redeemable convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares, redeemable convertible preferred shares and ordinary shares on an as-if converted basis.

The assumptions adopted to estimate the fair value of options using the binomial option pricing model were as follows:

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
Risk-free interest rate	1.83%	1.98%-2.1%	1.98%-2.1%	1.58%-1.63%
Expected volatility range	44.60%	42.4%-43%	42.4%-43%	37.6%-37.9%
Exercise multiple	2.20	2.2	2.2	2.2
Fair market value per ordinary share as at valuation dates	US$0.55	US$0.63-US$0.68	US$0.63-US$0.68	US$0.72-US$0.73

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

Fair value estimate

We determined the fair value of our share awards granted to employees as of the date of grant and the fair value of our share awards granted to non-employees upon the counterparty’s performance completion, taking into consideration the various objective and subjective factors described above. We computed the per share weighted-average estimated fair value for share awards based on the binomial option pricing model.

Once public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods indicated.

	For the Year Ended December 31,					For the Nine months ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Operation:
Revenues
Public cloud services	1,202,485	97.3	2,110,513	295,272	95.1	1,454,232	97.3	2,513,701	351,680	90.3
Enterprise cloud services	15,271	1.2	94,369	13,203	4.3	30,933	2.1	265,881	37,198	9.6
Others	18,211	1.5	13,290	1,859	0.6	8,666	0.6	3,131	438	0.1

Total revenues	1,235,967	100.0	2,218,172	310,334	100.0	1,493,831	100.0	2,782,713	389,316	100.0

Cost of revenues	(1,354,153)	(109.6)	(2,418,562)	(338,370)	(109.0)	(1,632,030)	(109.3)	(2,829,327)	(395,837)	(101.7)

Gross (loss)/profit	(118,186)	(9.6)	(200,390)	(28,036)	(9.0)	(138,199)	(9.3)	(46,614)	(6,521)	(1.7)
Operating expenses:
Selling and marketing expenses	(115,861)	(9.4)	(191,671)	(26,816)	(8.6)	(115,838)	(7.8)	(219,140)	(30,659)	(7.9)
General and administrative expenses	(93,649)	(7.6)	(146,846)	(20,545)	(6.6)	(95,907)	(6.4)	(151,403)	(21,182)	(5.4)
Research and development expenses	(399,209)	(32.3)	(440,518)	(61,631)	(19.9)	(321,624)	(21.5)	(423,685)	(59,276)	(15.2)

Total operating expenses	(608,719)	(49.3)	(779,035)	(108,992)	(35.1)	(533,369)	(35.7)	(794,228)	(111,117)	(28.5)

Operating loss	(726,905)	(58.8)	(979,425)	(137,028)	(44.2)	(671,568)	(45.0)	(840,842)	(117,638)	(30.2)
Interest income	19,628	1.6	116,500	16,299	5.3	85,540	5.7	66,976	9,370	2.4
Interest expense	(36,410)	(2.9)	(38,826)	(5,432)	(1.8)	(30,672)	(2.1)	(4,925)	(689)	(0.2)
Foreign exchange gain/(loss)	25,863	2.1	(102,202)	(14,299)	(4.6)	(98,058)	(6.6)	(95,714)	(13,391)	(3.4)
Changes in fair value of financial instruments	3,016	0.2	6,404	896	0.3	6,404	0.4	—	—	—
Other income/(expense), net	1,226	0.1	739	103	0.0	(32)	(0.0)	9,807	1,372	0.4

Loss before income taxes	(713,582)	(57.7)	(996,810)	(139,461)	(44.9)	(708,386)	(47.4)	(864,698)	(120,976)	(31.1)
Income tax expense	(668)	(0.1)	(9,632)	(1,348)	(0.4)	(6,693)	(0.4)	(6,993)	(978)	(0.3)

Net loss	(714,250)	(57.8)	(1,006,442)	(140,809)	(45.4)	(715,079)	(47.9)	(871,691)	(121,954)	(31.3)

Accretion to redemption value of redeemable convertible preferred shares	(605,515)	(49.0)	(742,472)	(103,875)	(33.5)	(742,472)	(49.7)	—	—	—
Net loss attributable to ordinary shareholders	(1,319,765)	(106.8)	(1,748,914)	(244,684)	(78.8)	(1,457,551)	(97.6)	(871,691)	(121,954)	(31.3)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	6,551	3,565	499	2,904	6,101	854
Selling and marketing expenses	12,618	5,889	824	3,211	24,801	3,470
General and administrative expenses	25,741	11,167	1,562	8,049	20,298	2,840
Research and development expenses	46,099	26,320	3,682	16,727	31,568	4,416

Total	91,009	46,941	6,567	30,891	82,768	11,580

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

Revenues

Our revenues increased by 86.3% from RMB1,493.8 million in the nine months ended September 30, 2018 to RMB2,782.7 million (US$389.3 million) in the nine months ended September 30, 2019.

Public cloud services

Our revenues generated from public cloud services increased by 72.9% from RMB1,454.2 million in the nine months ended September 30, 2018 to RMB2,513.7 million (US$351.7 million) in the nine months ended September 30, 2019, primarily driven by (i) increased average revenues per Public Cloud Service Premium Customer from RMB10.7 million in the nine months ended September 30, 2018 to RMB14.0 million (US$2.0 million) in the nine months ended September 30, 2019 as a result of their increasing demands for our products and solutions, and (ii) increase in the number of our Public Cloud Service Premium Customers from 130 in the nine months ended September 30, 2018 to 175 in the nine months ended September 30, 2019 due to our further penetration in existing verticals and expansion into more verticals.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased significantly from RMB30.9 million in the nine months ended September 30, 2018 to RMB265.9 million (US$37.2 million) in the nine months ended September 30, 2019, primarily driven by (i) increase in the number of our Enterprise Cloud Service Premium Customers from nine in the nine months ended September 30, 2018 to 49 in the nine months ended September 30, 2019 due to our further penetration in existing verticals and expansion into more verticals, and (ii) increased average revenues per Enterprise Cloud Service Premium Customers from RMB3.3 million in the nine months ended September 30, 2018 to RMB5.4 million (US$0.8 million) in the nine months ended September 30, 2019 as a result of their increasing demands for our products and solutions.

Others

Our revenues generated from others decreased by 63.9% from RMB8.7 million in the nine months ended September 30, 2018 to RMB3.1 million (US$0.4 million) in the nine months ended September 30, 2019, which is primarily because we strategically discontinued advertising placement agency services in 2019.

Cost of revenues

Our cost of revenues increased by 73.4% from RMB1,632.0 million in the nine months ended September 30, 2018 to RMB2,829.3 million (US$395.8 million) in the nine months ended September 30, 2019, driven by (i) an increase in IDC costs by 60.6% from RMB1,320.9 million to RMB2,121.1 million (US$296.8 million) to support our business expansion, (ii) an increase in depreciation and amortization costs by 53.9% from RMB276.6 million to RMB425.7 million (US$59.6 million) which was in line with our significant growth in business, and (iii) a significant increase in other costs from RMB18.0 million to RMB245.5 million (US$34.3 million) which was in relation to the increase in our enterprise cloud revenues.

Gross loss

As result of the foregoing, our gross loss decreased by 66.3% from RMB138.2 million in the nine months ended September 30, 2018 to RMB46.6 million (US$6.5 million) in the nine months ended September 30, 2019. Our gross loss as a percentage of our total revenues decreased from 9.3% in the nine months ended September 30, 2018 to 1.7% in the nine months ended September 30, 2019, primarily resulting from economies of scale and our enhanced efficiency.

Operating expenses

Our operating expenses increased by 48.9% from RMB533.4 million in the nine months ended September 30, 2018 to RMB794.2 million (US$111.1 million) in the nine months ended September 30, 2019.

Selling and marketing expenses

Our selling and marketing expenses increased by 89.2% from RMB115.8 million in the nine months ended September 30, 2018 to RMB219.1 million (US$30.7 million) in the nine months ended September 30, 2019, which was mainly attributable to an increase in staff expenses by 80.7% from RMB73.2 million to RMB132.3 million (US$18.5 million) due to increases in the number of our sales and marketing personnel as we continued to increase our sales and marketing efforts.

General and administrative expenses

Our general and administrative expenses increased by 57.9% from RMB95.9 million in the nine months ended September 30, 2018 to RMB151.4 million (US$21.2 million) in the nine months ended September 30, 2019, which was mainly attributable to an increase in staff expenses by 26.6% from RMB49.9 million to RMB63.2 million (US$8.8 million) due to increases in the number of our general and administrative staff and their increased compensation level.

Research and development expenses

Our research and development expenses increased by 31.7% from RMB321.6 million in the nine months ended September 30, 2018 to RMB423.7 million (US$59.3 million) in the nine months ended September 30, 2019, which was mainly attributable to an increase in staff expenses for research and development personnel by 25.8% from RMB277.6 million to RMB349.1 million (US$48.8 million) due to increases in both the number of our research and development related personnel and their compensation levels as we continued to increase our research and development efforts.

Operating loss

As result of the foregoing, our operating loss increased by 25.2% from RMB671.6 million in the nine months ended September 30, 2018 to RMB840.8 million (US$117.6 million) in the nine months ended September 30, 2019.

Interest income

Our interest income decreased by 21.7% from RMB85.5 million in the nine months ended September 30, 2018 to RMB67.0 million (US$9.4 million) in the nine months ended September 30, 2019, which was mainly due to the decrease in the amount of short-term investments we purchased.

Interest expense

Our interest expense decreased by 83.9% from RMB30.7 million in the nine months ended September 30, 2018 to RMB4.9 million (US$0.7 million) in the nine months ended September 30, 2019, which was mainly due to our repayment of loans to Kingsoft Group.

Foreign exchange gain/(loss)

Our foreign exchange loss remained relatively stable from RMB98.1 million in the nine months ended September 30, 2018 to RMB95.7 million (US$13.4 million) in the nine months ended September 30, 2019.

Changes in fair value of financial instruments

Our changes in fair value of financial instruments decreased from RMB6.4 million in the nine months ended September 30, 2018 to nil in the nine months ended September 30, 2019, which was mainly attributable to the exercise of the warrant in 2018.

Other income/(expense), net

Our other income, net was RMB9.8 million (US$1.4 million) in the nine months ended September 30, 2019, compared to other expense, net of RMB0.03 million in the nine months ended September 30, 2018, which was due to increased government grants received.

Income tax expense

Our income tax expense remained relatively stable from RMB6.7 million in the nine months ended September 30, 2018 to RMB7.0 million (US$1.0 million) in the nine months ended September 30, 2019.

Net loss

As a result of the foregoing, our net loss increased by 21.9% from RMB715.1 million in the nine months ended September 30, 2018 to RMB871.7 million (US$122.0 million) in the nine months ended September 30, 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 79.5% from RMB1,236.0 million in 2017 to RMB2,218.2 million (US$310.3 million) in 2018.

Public cloud services

Our revenues generated from public cloud services increased by 75.5% from RMB1,202.5 million in 2017 to RMB2,110.5 million (US$295.3 million) in 2018, primarily driven by (i) increased average revenues per Public Cloud Service Premium Customer from RMB10.2 million in 2017 to RMB14.5 million (US$2.0 million) in 2018 as a result of their increasing demands for our products and solutions, and (ii) increase in the number of our Public Cloud Service Premium Customers from 112 in 2017 to 139 in 2018 due to our further penetration in existing verticals and expansion into more verticals.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased significantly from RMB15.3 million in 2017 to RMB94.4 million (US$13.2 million) in 2018, primarily driven by increase in the number of our Enterprise Cloud Service Premium Customers from two in 2017 to 17 in 2018 due to our further penetration in existing verticals and expansion into more verticals.

Others

Our revenues generated from others decreased by 27.0% from RMB18.2 million in 2017 to RMB13.3 million (US$1.9 million) in 2018, which is primarily because we started to strategically streamline our advertising placement agency services.

Cost of revenues

Our cost of revenues increased by 78.6% from RMB1,354.2 million in 2017 to RMB2,418.6 million (US$338.4 million) in 2018, driven by (i) an increase in IDC costs by 83.0% from RMB1,033.2 million to RMB1,890.5 million (US$264.5 million) to support our business expansion, and (ii) an increase in depreciation and amortization costs by 40.1% from RMB290.2 million to RMB406.7 million (US$56.9 million) which was in line with our significant growth in business.

Gross loss

As result of the foregoing, our gross loss increased by 69.6% from RMB118.2 million in 2017 to RMB200.4 million (US$28.0 million) in 2018. Our gross loss as a percentage out of our total revenues decreased from 9.6% in 2017 to 9.0% in 2018, primarily resulting from economies of scale and our enhanced efficiency, which is partially offset by our continuing upfront investment in infrastructure.

Operating expenses

Our operating expenses increased by 28.0% from RMB608.7 million in 2017 to RMB779.0 million (US$109.0 million) in 2018.

Selling and marketing expenses

Our selling and marketing expenses increased by 65.4% from RMB115.9 million in 2017 to RMB191.7 million (US$26.8 million) in 2018, which was mainly attributable to (i) an increase in staff expenses by 74.9% from RMB64.7 million to RMB113.2 million (US$15.8 million) due to increases in the number of our sales and marketing personnel as we continued to increase our sales and marketing efforts, especially in enterprise cloud services and (ii) an increase in marketing and promotion expenses by 93.5% from RMB11.9 million to RMB23.0 million (US$3.2 million), which was in line with our business growth.

General and administrative expenses

Our general and administrative expenses increased by 56.8% from RMB93.6 million in 2017 to RMB146.8 million (US$20.5 million) in 2018, which was mainly attributable to an increase in staff expenses by 53.3% from RMB42.8 million to RMB65.6 million (US$9.2 million) due to increases in the number of our general and administrative staff and their increased compensation levels.

Research and development expenses

Our research and development expenses increased by 10.3% from RMB399.2 million in 2017 to RMB440.5 million (US$61.6 million) in 2018, which was mainly attributable to an increase in staff expenses by 15.5% from RMB319.0 million to RMB368.5 million (US$51.6 million) for research and development personnel due to increases in both the number of our research and development and related personnel and their compensation levels as we continued to increase our research and development efforts.

Operating loss

As result of the foregoing, our operating loss increased by 34.7% from RMB726.9 million in 2017 to RMB979.4 million (US$137.0 million) in 2018.

Interest income

Our interest income was RMB116.5 million (US$16.3 million) in 2018, as compared to RMB19.6 million in 2017. The change was mainly due to the increase in our cash and cash equivalents and the amount of short-term investments we purchased.

Interest expense

Our interest expense was RMB38.8 million (US$5.4 million) in 2018, as compared to RMB36.4 million in 2017. The change was mainly due to the decrease in the amount of our borrowings in 2018.

Foreign exchange gain/(loss)

We incurred foreign exchange loss of RMB102.2 million (US$14.3 million) in 2018, as compared to a foreign exchange gain of RMB25.9 million in 2017. The change was mainly attributable to currency exchange losses in 2018 due to depreciation of RMB against U.S. dollars.

Changes in fair value of financial instruments

Our changes in fair value of financial instruments increased from RMB3.0 million in 2017 to RMB6.4 million (US$0.9 million) in 2018, which was mainly in relation to the warrant issued to a Series D investor in 2017.

Other income/(expense), net

Our other income, net, was RMB0.7 million (US$0.1 million) in 2018, as compared to RMB1.2 million in 2017.

Income tax expense

Our income tax expense increased from RMB0.7 million in 2017 and RMB9.6 million (US$1.3 million) in 2018, which was mainly due to our increased interest income.

Net loss

As a result of the foregoing, our net loss increased by 40.9% RMB714.3 million in 2017 as compared to RMB1,006.4 million (US$140.8 million) in 2018.

Non-GAAP Financial Measure

In evaluating our business, we consider and use certain non-GAAP measures, adjusted gross loss, adjusted gross margin, adjusted EBITDA and adjusted EDITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross loss as gross loss excluding share-based compensation allocated in the cost of revenues, and we define adjusted gross margin as adjusted gross loss as a percentage of revenues. We define adjusted EBITDA as operating loss excluding share-based compensation and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Gross loss	(118,186)	(200,390)	(28,036)	(138,199)	(46,614)	(6,521)
Adjustments:
Share-based compensation (allocated in cost of revenues)	6,551	3,565	499	2,904	6,101	854

Adjusted gross loss	(111,635)	(196,825)	(27,537)	(135,295)	(40,513)	(5,667)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	%
Gross margin	(9.6)	(9.0)	(9.3)	(1.7)
Adjusted gross margin	(9.0)	(8.9)	(9.1)	(1.5)

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net loss	(714,250)	(1,006,442)	(140,809)	(715,079)	(871,691)	(121,954)
Adjustment:
Share-based compensation	91,009	46,941	6,567	30,891	82,768	11,580
Foreign exchange (gain)/loss	(25,863)	102,202	14,299	98,058	95,714	13,391
Changes in fair value of financial instruments	(3,016)	(6,404)	(896)	(6,404)	—	—
Other (income)/expense, net	(1,226)	(739)	(103)	(32)	(9,807)	(1,372)

Adjusted net loss	(653,346)	(864,442)	(120,942)	(592,505)	(703,016)	(98,335)

Adjustments:
Interest income	(19,628)	(116,500)	(16,299)	(85,540)	(66,976)	(9,370)
Interest expense	36,410	38,826	5,432	30,672	4,925	689
Income tax expense	668	9,632	1,348	6,693	6,993	978
Depreciation and amortization	297,647	412,352	57,690	280,733	429,716	60,120

Adjusted EBITDA	(338,249)	(520,132)	(72,771)	(359,944)	(328,358)	(45,938)

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2017	2018	2018	2019
	%
Net loss margin	(57.8)	(45.4)	(47.9)	(31.3)
Adjusted net loss margin	(52.9)	(39.0)	(39.7)	(25.3)
Adjusted EBITDA margin	(27.4)	(23.4)	(24.1)	(11.8)

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily consist of net proceeds from redeemable convertible preferred shares. For details of the redeemable convertible preferred shares, see “Description of Share Capital—History of Securities Issuances.” As of December 31, 2017 and 2018 and September 30, 2019, we had RMB573.4 million, RMB1,507.1 million (US$210.8 million) and RMB1,741.5 million (US$243.6 million), respectively, in cash and cash equivalents. As of September 30, 2019, substantially all of our cash and cash equivalents were located in the PRC and Hong Kong. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. We believe that our cash and cash equivalents, short-term investment and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

As of December 31, 2018 and September 30, 2019, we had accumulated deficits amounting to RMB3,790.9 million (US$530.4 million) and RMB4,662.6 million (US$652.3 million), respectively, net current assets of RMB3,297.5 million (US$461.3 million) and RMB2,134.9 million (US298.7 million), respectively, and cash and cash equivalents of RMB1,507.1 million (US$210.8 million) and RMB1,741.5 million (US$243.6 million), respectively. For the year ended December 31, 2018 and the nine months ended September 30, 2019, we incurred net loss of RMB1,006.4 million (US$140.8 million) and RMB871.7 million (US$122.0 million), respectively, and net cash used in operations of RMB383.1 million (US$53.6 million) and RMB283.8 million (US$39.7 million), respectively.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Regulation—Regulation Related to Foreign Exchange,” “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business,” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk

Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017 and 2018 and for the nine months ended September 30, 2018 and 2019.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(134,527)	(383,110)	(53,599)	(435,208)	(283,756)	(39,699)
Net cash (used in)/generated from investing activities	(1,820,636)	(1,173,559)	(164,187)	(1,648,563)	805,143	112,644
Net cash generated from/(used in) financing activities	1,861,177	2,435,832	340,785	2,658,832	(244,784)	(34,247)

Net (decrease)/increase in cash and cash equivalents	(93,986)	879,163	122,999	575,061	276,603	38,698
Cash and cash equivalents at beginning of the year	706,012	573,437	80,227	573,437	1,507,071	210,847
Effect of exchange rate changes on cash and cash equivalents	(38,589)	54,471	7,621	55,649	(42,158)	(5,898)

Cash and cash equivalents at end of the year/period	573,437	1,507,071	210,847	1,204,147	1,741,516	243,647

Operating activities

Net cash used in operating activities was RMB283.8 million (US$39.7 million) for the nine months ended September 30, 2019. The difference between our net loss of RMB871.7 million (US$122.0 million) and the net cash used in operating activities was mainly due to (i) an increase in accounts payable of RMB521.4 million (US$72.9 million) which was in line with our increased IDC costs, (ii) depreciation and amortization of RMB429.7 million (US$60.1 million) primarily attributable to our increased investment in property and equipment, (iii) foreign exchange loss of RMB95.7 million (US$13.4 million) as a result of the fluctuations of exchange rates of Renminbi against U.S. dollars, and (iv) share-based compensation of RMB82.8 million (US$11.6 million) to our employees, partially offset by an increase in accounts receivable of RMB662.7 million (US$92.7 million) primarily due to our overall business growth.

Net cash used in operating activities was RMB383.1 million (US$53.6 million) in 2018. The difference between our net loss of RMB1,006.4 million (US$140.8 million) and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB412.4 million (US$57.7 million) primarily attributable to our increased investment in property and equipment, (ii) an increase in accounts payable of RMB260.1 million (US$36.4 million) which was in line with our increased IDC costs, (iii) foreign exchange loss of RMB102.2 million (US$14.3 million) as a result of the fluctuations of exchange rates of Renminbi against U.S. dollars and, (iv) an decrease in accrued expenses and other liabilities of RMB133.0 million (US$18.6 million) in relation to procurement of property and equipment and accrued staff compensation, partially offset by (i) an increase in accounts receivable of RMB46.7 million (US$6.5 million) primarily due to our overall business growth, and (ii) an increase in prepayment and other assets of RMB25.2 million (US$3.5 million).

Net cash used in operating activities was RMB134.5 million in 2017. The difference between our net loss of RMB714.3 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB297.6 million primarily due to our increased investment in property and equipment, (ii) an increase in accounts payable of RMB285.7 million which was in line with our increased IDC costs, and (iii) an increase in accrued expenses and other liabilities of RMB330.1 million in relation to procurement of property and equipment and accrued staff compensation, partially offset by (i) an increase in accounts receivable of RMB221.6 million primarily due to our overall business growth, and (ii) an increase in amounts due from related parties of RMB154.8 million.

Investing activities

Net cash generated from investing activities for the nine months ended September 30, 2019 was RMB805.1 million (US$112.6 million), which was mainly attributable to the proceeds from maturities of short-term investments of RMB2,544.6 million (US$356.0 million), partially offset by (i) purchases of short-term investments of RMB1,023.7 million (US$143.2 million), and (ii) the purchase of property and equipment of RMB687.6 million (US$96.2 million).

Net cash used in investing activities in 2018 was RMB1,173.6 million (US$164.2 million), which was mainly attributable to (i) purchases of short-term investments of RMB2,866.8 million (US$401.1 million) and, (ii) the purchase of property and equipment of RMB1,094.6 million (US$153.1 million), partially offset by the proceeds from maturities of short-term investments of RMB2,784.4 million (US$389.6 million).

Net cash used in investing activities in 2017 was RMB1,820.6 million, which was primarily attributable to (i) purchases of short-term investments of RMB1,901.9 million, and (ii) the purchase of property and equipment of RMB346.1 million, partially offset by the proceeds from maturities of short-term investments of RMB398.6 million.

Financing activities

Net cash used in financing activities for the nine months ended September 30, 2019 was RMB244.8 million (US$34.2 million), which was attributable to (i) the repayment of loan due to Kingsoft Group of RMB225.0 million (US$31.5 million), and (ii) the repayment of a long-term bank loan of RMB40.8 million (US$5.7 million).

Net cash provided by financing activities in 2018 was RMB2,435.8 million (US$340.8 million), which was mainly attributable to the proceeds from redeemable convertible preferred shares, net of issuance costs of RMB2,851.9 million (US$399.0 million), partially offset by (i) repayment of loan due to a related party RMB329.5 million (US$46.1 million), and (ii) repayment of long-term bank loan of RMB80.0 million (US$11.2 million).

Net cash provided by financing activities in 2017 was RMB1,861.2 million, which was mainly attributable to (i) the proceeds from redeemable convertible preferred shares, net of issuance costs of RMB1,723.0 million, and (ii) proceeds from loan due to a related party of RMB145.0 million, partially offset by repayment of loan due to a related party of RMB65.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB351.0 million in 2017, RMB1,096.2 million (US$153.4 million) in 2018, and RMB772.2 million and RMB687.7 million (US$96.2 million), respectively, in the nine months ended September 30, 2018 and 2019, respectively. Our purchases of property and equipment was RMB346.1 million, RMB1,094.6 million (US$153.1 million), RMB772.2 million and RMB687.6 million (US$96.2 million), respectively, in 2017, 2018 and the nine months ended September 30, 2018 and 2019, accounting for 98.6%, 99.9%, 100.0% and 100.0% of our capital expenditures, respectively, for the same periods.

Our capital expenditure commitments as of September 30, 2019 were RMB69.0 million (US$9.6 million), which were primarily relating to capital expenditures for the purchases of equipment scheduled to be paid within one year. We intend to fund our future capital expenditures with our existing cash balance, cash generated from operating activities and net proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of September 30, 2019.

	Payments Due by Years Ending
	Total	Less than 1 year	1-3 years	More than 3 years
	(in RMB thousands)
Operating lease commitment(1)	140,043	4,709	29,974	105,360
Long-term loans(2)	214,351	90,000	124,351	—

Notes:

(1)

Operating lease commitment represents future minimum payments under non-cancelable operating leases. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(2)

In June 2016, we entered into a banking facility agreement with a bank, pursuant to which we are entitled to borrow an RMB denominated loan of RMB400.0 million with a fixed annual interest rate at 90% of the benchmark five-year lending rate published by the People’s Bank of China to purchase property and equipment.

Holding Company Structure

Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Concentration of credit risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts receivable. We expect that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries, and the VIEs are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2018, we had two customers with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on the our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support our growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Three customers accounted for 27%, 19% and 10%, respectively, of total revenues during the year ended December 31, 2017, and 25%, 24% and 11%, respectively, of total revenues during the year ended December 31, 2018. In addition, our total revenues generated from Premium Customers accounted for 93.7% and 95.3% of our total revenues in 2017 and 2018, respectively.

Currency convertibility risk

We transact a majority of our business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.5% during the year ended December 31, 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

We estimate that we will receive net proceeds of approximately US$                million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB                to US$1.00, the rate in effect as of December 31, 2019, to a rate of RMB                to US$1.00, will result in an increase of RMB                million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB                to US$1.00, the rate in effect as of December 31, 2019, to a rate of RMB                 to US$1.00, will result in a decrease of RMB                 million in our net proceeds from this offering.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

INDUSTRY OVERVIEW

Introduction of Cloud Services

Historically, enterprises invested in on-premise IT infrastructure and equipment to support the growing needs for computing power, storage and network. However, these on-premise IT models created massive complexity, cost, technical debt, and a tangled web of dependencies for the enterprises that deployed them. In recent years, the technology industry has undergone a massive transition from on-premise hardware and software that enterprises purchase to services on the cloud that they rent. Cloud services offer on-demand access to a shared pool of configurable, computing and storage resources which can be instantaneously deployed and easily scaled, therefore providing a wide variety of benefits to enterprises compared with the traditional on-premise IT model:

•

Cost reduction. Cloud services significantly reduce enterprises’ upfront capital expenditures and ongoing expenses for purchasing, installing, maintaining, and upgrading their own on-premise IT infrastructure and equipment. Instead of hiring, training, and managing professional staff that operate and maintain on-premise IT models, enterprises can hand over these tasks to professional cloud services providers and enjoy instant, reliable, and cost-efficient services on a pay-as-you-go basis. As a result, management can focus on core business development.

•

Flexibility, scalability and reliability. Enterprises’ storage and computing demand varies from time to time as they proceed to different development stages. Cloud services allow enterprises to scale up and down their capacity in response to their demands flexibly and timely. Instead of upgrading or downgrading their own on-premise IT infrastructure, which may be time- and cost-consuming, enterprises can rely on cloud service providers for ready-to-use cloud capacity that fulfills their varying commercial needs. Underpinned by the latest and secure IT resources, cloud service providers deliver consistent and reliable high performance services with added benefits on data protection and disaster recovery.

•

Technological innovation. Cloud technology is a new approach to create and build next generation applications, unlocking the potential for solutions that traditional on-premise IT models cannot offer, including big data analytics, machine learning, edge computing and beyond.

As a result of these benefits, global IT spending has seen a structural shift from traditional IT models to cloud services. According to Frost & Sullivan, global IT spending is expected to grow from US$3,650 billion in 2018 to US$4,219 billion in 2023; cloud service spendings accounted for 8.4% of global IT spending in 2018 as compared with 3.8% in 2014, and is expected to increase to 17.4% in 2023.

Overview of Cloud Service Market

Overview

The concept of cloud services was first commercially introduced by Amazon when it launched AWS in 2006. The cloud service market has been undergoing strong and steady growth since 2014 with the United States and China being the two largest markets in the world, according to Frost & Sullivan.

According to Frost & Sullivan, the market size of United States’ cloud services has increased from US$83.1 billion in 2014 to US$185.0 billion in 2018, representing a CAGR of 22.1%, and is expected to reach US$464.2 billion in 2023, representing a CAGR of 20.2% from 2018 to 2023. In terms of market penetration, spending on cloud services as a percentage of total IT spending in the United States increased from 8.1% in 2014 to 13.8% in 2018, and is expected to reach 28.8% in 2023.

Since 2018, China has become the second largest cloud services market globally in terms of revenue, following the United States, and has achieved rapid growth in recent years, according to Frost & Sullivan. China is experiencing transformation to cloud services at a pace faster than that in the United States. According to Frost & Sullivan, the market size of China’s cloud service has increased from RMB35.0 billion in 2014 to RMB116.1 billion in 2018, representing a CAGR of 34.9%, and is expected to reach RMB466.8 billion in 2023, representing a CAGR of 32.1% from 2018 to 2023.

China’s cloud service market is still at an early stage with lower market penetration than that in the United States. According to Frost & Sullivan, cloud services as a percentage of total IT spending in China increased from 1.6% in 2014 to 4.5% in 2018, and is expected to reach 13.6% in 2023.

Key Growth Drivers of China’s Cloud Service Market

The following factors are expected to drive the development and growth of China’s cloud service market, according to Frost & Sullivan.

•

Massive, high-growth demand from internet verticals. There is increasing penetration of internet and mobile users in China. A wide spectrum of businesses are transforming themselves to offer internet-based services to their customers. In particular, consumption of online entertainment, such as video and game, and e-commerce has been rising significantly, driving demand for cloud resources. The internet cloud for these verticals has become a new and attractive area for growth.

The following chart sets forth the market size and growth of China’s internet cloud market and its sub-sectors:

Source: Frost & Sullivan

Note:

(1)	Due to rounding, numbers may not add up precisely to the totals.

•

Increasing penetration in traditional enterprises and public service organizations. Cloud penetration is expected to increase in traditional enterprises and public service organizations. Customers in traditional industries and public service organizations in China are starting to become familiar with the concept of cloud services, and are incentivized to migrate to the cloud given the added benefits on cost saving, security and productivity enhancement. According to Frost & Sullivan, in 2018, while 49.2% of traditional enterprises and public service organizations in the United States were using cloud services, only 10.1% of those in China were doing the same. Cloud service providers are well positioned to seize the significant opportunities brought by the migration to cloud of traditional enterprises and public service organizations.

The following chart sets forth the market size and growth of China’s cloud market for traditional enterprises and public service organizations.

Source: Frost & Sullivan

Notes:

(1)

Public service includes projects related to digital government, smart cities and others that mainly help information transformation of government committees and offices, State Administrations, China National Health Inspection, State Tax Administration and other government departments.

(2)	Financial Service includes projects in traditional and internet finance.

•

5G, AI and IoT. The deployment of 5G technology provides internet and mobile users with significantly higher transmission speed and considerable reduction of latency. Such improvements empower widely adopted AI applications as the development of neural network training and application of AI functions to terminal devices involve a large amount of data computing and processing. Together, 5G technology and AI become the driving force for IoT as they allow fast data transmission, elastic computing resource, great interconnectivity and control of devices, therefore creating demand for cloud services. According to Frost & Sullivan, the IoT market in China is expected to reach RMB2,982.7 billion in 2023 from RMB1,463.8 billion in 2018, representing a CAGR of 15.3% from 2018 to 2023; and the number of IoT devices is expected to reach 5.8 billion by 2023.

•

Overseas expansion. As Chinese enterprises tap into overseas markets, cloud network and infrastructure will expand globally as well. According to Frost & Sullivan, as a result of the national “Belt and Road” initiative, the number of Chinese internet enterprises stepping into overseas market has been increasing. For example, according to Frost & Sullivan, there have been 7,415 Chinese enterprises that had international operations by the end of the first quarter of 2019 and this number is expected to increase. Southeast Asia, North America and Russia are the focus of overseas expansion, representing significant growth potentials to Chinese cloud service providers.

•	Favorable government policies for the development of cloud services. The Chinese government has prioritized the development of cloud services in recent years, according to Frost & Sullivan. Since the beginning of the 12th Five-Year Plan (2010-2015), a huge amount of investment has been made in cloud service industry, and such investment is expected to further increase during the 13th Five-Year Plan (2016-2020). In 2019, the Chinese government promoted the concept of Internet Plus public service, encouraging public service organizations to adopt cloud services in their digital transformation, which once again recognized the strategic importance of cloud services to China’s economy.

China’s Public Cloud Market

Overview

China’s public cloud service industry has been experiencing significant growth since 2014 primarily due to the rapid growth and expansion of Chinese internet enterprises. China’s public cloud service market is one of the fastest growing markets in the world. According to Frost & Sullivan, the market size of public cloud in China has increased from RMB7.6 billion in 2014 to RMB52.3 billion in 2018, representing a CAGR of 62.2%, and is expected to reach RMB297.1 billion in 2023, representing a CAGR of 41.5% from 2018 to 2023.

Subsectors: IaaS, PaaS and SaaS

The public cloud market can be further divided into three sub-sectors, namely Infrastructure as a Service (“IaaS”), Platform as a Service (“PaaS”) and Software as a Service (“SaaS”). China is still at an early stage of cloud service development, with enterprises migrating from on-premise IT models to cloud services. As a result, IaaS has experienced significant growth in the past few years and forms the largest part of the public cloud market in China. Looking forward, as infrastructure and transition from infrastructure to platform remain the major demands in China’s public cloud market, IaaS and PaaS are expected to be the primary growth drivers of China’s public cloud market. Leading IaaS players, leveraging their extensive infrastructure, advanced cloud technology, and transferrable customer base, are better positioned to extend their spectrum of services to PaaS market.

The following chart sets forth the market size and growth of China’s overall public cloud market and these sub-sectors.

Source: Frost & Sullivan

Competitive Landscape of China’s Public Cloud Market

Market Players

Public cloud service providers in China are generally classified as domestic cloud service providers, including (i) internet cloud service providers, (ii) telecommunication operators, and (iii) hardware manufacturers, and international cloud service providers, who have the following features, according to Frost & Sullivan:

•	Domestic cloud service providers:

○

Internet cloud service providers. Internet cloud service providers have been at the frontier of cloud development. They have built cloud technology, possess deep understanding of various fast growing internet verticals and are first movers in the first wave of cloud adoption by internet companies.

○

Telecommunication operators. Benefiting from their position in cloud value chain and resources, telecommunication operators have been able to tap into cloud service markets, with particular focus on government and state-owned enterprises.

○

Hardware manufacturers. Hardware manufacturers can integrate cloud solutions into hardware and provide a total solution to customers mainly in the public service sector. Hardware manufacturers have relatively limited capabilities and solutions for internet verticals and are less competitive in the public cloud market.

•	International cloud service providers. International cloud service providers have established presences in China through their joint venture with local businesses.

Among all the public cloud service providers, the role of independent cloud service providers is increasingly important. Independent cloud service providers are defined as those that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers. They have limited potential conflicts of interest and competition with their customers and are therefore entrusted by customers. As a result, independent cloud service providers are well positioned to capture the high growth of the cloud service market. Kingsoft Cloud is the largest independent cloud service provider in China with a market share of 5.4% in terms of revenue from IaaS and PaaS public cloud services in 2018, according to Frost & Sullivan.

Key Entry Barriers

Similar to the United States, the public cloud market in China has been undergoing consolidation. Incumbents have established significant competitive advantages that prevent potential entrants to enter and out-compete sub-scale players. According to Frost & Sullivan, key entry barriers include:

•

First mover advantage. Incumbents of the public cloud market have gained valuable customer relationships and brand value, which takes years to build. New and potential entrants have difficulties in building the scale in short period of time.

•

High capital investment. Economies of scale are one of the main characteristics of the industry. The public cloud market requires large upfront capital investment to build cloud infrastructures and research and development capability, and to expand channels. This requisite directly weakens the competitiveness of smaller players in the public cloud market.

•

Technology know-how. The public cloud market is heavily technology-based. Incumbents retain most of the talented personnel, technology know-how, patents and operational excellence, effectively protecting them from new and potential entrants’ challenges.

•

Ability to serve enterprise customers and enhance customer stickiness. Scaled players have built the capability to serve enterprise customers which, once obtained, are sticky. The capability is underpinned by knowledge of client industry, premium service delivery, advanced technology, first grade infrastructure qualification and customer trust. Once cloud customers have chosen their cloud service providers. to store their data and operate their applications, this reliance strengthens as the service continues, creating natural customer stickiness. Competitors need to overcome high switching cost to attract incumbents’ customers.

The aggregate market share of the top five players in China’s public cloud market in terms of revenue from IaaS and PaaS public cloud services was 76.7% in 2018, according to Frost & Sullivan.

Demand for Multi-cloud and Neutrality

Driven by the need to prevent data loss or downtime due to localized component failure in a single cloud, to ensure continued high-quality performance, to reduce latency by geographical distribution of processing requests and to minimize the dependency on a single cloud service provider, there is a trend among cloud customers to retain two or more cloud service providers. According to Frost & Sullivan, in 2018, approximately 24.0% of enterprises with over 1,000 employees in China that are using cloud adopted multi-cloud strategy, compared with 84.0% in the United States.

As cloud service continues to be adopted in a wider range of industries in China, potential conflicts of interest arise as some customers are conscious of data protection or loss of business secrets by using cloud service provided by vendors belonging to large-scale conglomerates that may have direct business competition with them. With neutrality becoming a more important factor, independent cloud service providers are becoming the preferred choice for an increasing number of customers.

BUSINESS

Our Mission

Our mission is to empower enterprises with cloud services.

Overview

We are the largest independent cloud service provider in China. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services, based on which we have achieved a leading position in the cloud market in China. We are the third largest internet cloud service provider in China with a market share of 5.4% in terms of revenue from IaaS and PaaS public cloud services in 2018, according to Frost & Sullivan.

Cloud offers a wide variety of benefits, primarily including cost reduction, flexibility, scalability and reliability, and technology innovation, to enterprises compared with the traditional on-premise IT models. As a result of these benefits, global IT spending has seen a structural shift from traditional on-premise IT models to a cloud-based model. In 2018, China has become the second largest cloud market globally in terms of revenue, following the United States, according to Frost & Sullivan. The market size of China’s cloud services grew at a CAGR of 34.9% from 2014 to 2018 and is expected to grow at a CAGR of 32.1% from 2018 to 2023, outpacing the CAGR of 22.1% and 20.2% for the respective periods in the United States, according to Frost & Sullivan. The market size of China’s internet cloud market was RMB36.7 billion in 2018 and is expected to reach RMB175.2 billion in 2023, while the market size of China’s cloud market for traditional enterprises and public service organizations is even larger, which was RMB79.4 billion in 2018 and is expected to reach RMB291.6 billion in 2023, according to Frost & Sullivan. Moreover, China’s cloud market is at an early stage with tremendous growth potentials as indicated by the lower market penetration as compared to that in the United States. Being among the existing market leaders who have built significant competitive advantages in a market that has high entry barriers, we are well positioned to capture the large and growing market opportunities brought about by the increased penetration of cloud services into traditional enterprises and public service organizations, application of 5G, AI and IoT, demand for multi-cloud and neutrality, and support by favorable government policies.

Being an independently operated company, focusing on cloud services since our inception, we are able to fully mobilize our resources into the innovation of our business models and provide high-quality services to businesses and organizations of all kind. With our full dedication to cloud business, we are able to avoid potential conflicts of interest with our customers and enhance our neutral position, which in turn gains additional trust from more and more customers.

Leveraging our profound industry insights, we saw significant growth prospects in selected verticals, such as game, video and financial services. We have strategically expanded our footprints into such fast-growing verticals as first-movers and have established a leading market position through relentless execution. We have inherited the “enterprise service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and have established superior enterprise service capabilities. Benefiting from Kingsoft Group’s over 30 years of experience in providing enterprise services, we value each customer and provide best-in-class customer services covering their entire life-cycle. Such customer-centric service philosophy enables us to achieve increasing brand recognition, a loyal customer base while improving unit economics. We also adopt a premium-customer strategy, focusing on leading enterprises within selected verticals to establish our market presence efficiently. The total number of our Premium Customers increased from 113 in 2017 to 154 in 2018, and further to 222 in the nine months ended September 30, 2019. In 2018 and the nine months ended September 30, 2019, our net dollar retention rate of Public Cloud Service Premium Customers was 161% and 166%, respectively.

We stay at the forefront of cloud technology development and have built prominent research and development capabilities. We enjoy a skilled talent pool and will continue to invest in research and development to enhance our technology leadership and upgrade our cloud solutions. As of September 30, 2019, our research and development team consisted of 1,064 engineers, researchers, programmers and computer and data scientists, accounting for 63% of our total employees.

Attributable to the above, we have achieved superior growth. Our revenues increased by 79.5% from RMB1,236.0 million in 2017 to RMB2,218.2 million (US$310.3 million) in 2018, and increased by 86.3% from RMB1,493.8 million for the nine months ended September 30, 2018 to RMB2,782.7 million (US$389.3 million) for the nine months ended September 30, 2019. We have incurred gross loss of RMB118.2 million, RMB200.4 million (US$28.0 million) and RMB46.6 million (US$6.5 million) in 2017, 2018 and the nine months ended September 30, 2019, respectively, and we have also incurred net loss of RMB714.3 million, RMB1,006.4 million (US$140.8 million) and RMB871.7 million (US$122.0 million) in the same periods, respectively.

Industry Background

Cloud offers a wide variety of benefits to enterprises compared with the traditional on-premise IT models:

•

Cost reduction. Cloud services significantly reduce enterprises’ upfront capital expenditure and ongoing expenses for purchasing, installing, maintaining, and upgrading their own on-premise IT infrastructure and equipment.

•

Flexibility, scalability and reliability. Cloud services allow enterprises to scale up and down their capacity in response to demand in a flexible and timely manner. Underpinned by the latest and secure IT resources, cloud service providers deliver consistent and reliable high performance services with added benefits on data protection and disaster recovery.

•

Technological innovation. Cloud technology presents a new approach to create and build next generation applications, unlocking the potential for solutions that traditional on-premise IT models cannot offer, including big data analytics, machine learning, edge computing and beyond.

Cloud services develop on the foundation of infrastructure and evolves far beyond the infrastructure. Cloud architecture has transformed into a suite of industry-specific solutions for enterprises, hosting a wide variety of industry-customized applications on top of the infrastructure resources.

Market Opportunities

In 2018, China has become the second largest cloud market globally in terms of revenue, following the United States cloud market, and has achieved rapid growth in recent years, according to Frost & Sullivan. The market size of China’s cloud services has increased from RMB35.0 billion in 2014 to RMB116.1 billion in 2018, representing a CAGR of 34.9%, and is expected to reach RMB466.8 billion in 2023, representing a CAGR of 32.1% from 2018 to 2023, outpacing the United States cloud market, according to Frost & Sullivan.

Moreover, China’s cloud market is still at an early stage with tremendous growth potential as indicated by its lower market penetration as compared to that in the United States. According to Frost & Sullivan, cloud services as a percentage of total IT spending in China was 4.5% in 2018, compared to 13.8% in the United States in 2018, and is expected to reach 13.6% in 2023.

Existing market leaders, including us, have built high entry barriers, anchored by cloud technology, superior enterprise servicing capabilities, and high customer stickiness. We believe we are well positioned to capture the following development trends in the massive and fast growing cloud market in China:

•

Increasing penetration in traditional enterprises and public service organizations. Cloud penetration is expected to increase in traditional enterprises and public service organizations. According to Frost & Sullivan, in 2018, while 49.2% of traditional enterprises and public service organizations in the United States were using cloud services, only 10.1% of those in China were doing the same. Cloud service providers are well positioned to seize the significant opportunities brought by the migration to cloud of traditional enterprises and public service organizations.

•

5G, AI and IoT. The deployment of 5G technology provides internet and mobile users with significantly higher transmission speed and considerable reduction of latency. Such improvements empower widely adopted AI applications as the development of neural network training and application of AI functions to terminal devices involve a large amount of data computing and processing. Together, 5G technology and AI become the driving force for IoT as they allow fast data transmission, elastic computing resource, great interconnectivity and control of devices, therefore creating demand for cloud services. According to Frost & Sullivan, the IoT market in China is expected to reach RMB2,982.7 billion in 2023 from RMB1,463.8 billion in 2018, representing a CAGR of 15.3% from 2018 to 2023; and the number of IoT devices is expected to reach 5.8 billion by 2023.

•

Demand for multi-cloud and neutrality. Driven by the need to prevent data loss or downtime due to localized component failure in a single cloud, to ensure continued high-quality performance, to reduce latency by geographical distribution of processing requests and to minimize the dependency on a single cloud service provider, there is a trend among cloud customers to retain two or more cloud service providers. According to Frost & Sullivan, in 2018, approximately 24.0% of enterprises with over 1,000 employees in China that are using cloud adopted multi-cloud strategy, compared with 84.0% in the United States. As cloud services continue to be adopted in a wider range of industries in China, potential conflicts of interest arise, as some customers are conscious of data protection or loss of business secrets by using cloud services provided by vendors belonging to large-scale conglomerates that may have direct business competition with them. With neutrality becoming a more important factor, independent cloud service providers are becoming the preferred choice for an increasing number of customers.

•

Favorable government policies for the development of cloud services. The Chinese government has prioritized the development of cloud services in recent years, according to Frost & Sullivan. Since the beginning of the 12th Five-Year Plan (2010-2015), a huge amount of investment has been made in cloud services, and investment is expected to further increase during the 13th Five-Year Plan (2016-2020). In 2019, the Chinese government promoted the concept of Internet Plus public service, encouraging public service organizations to adopt cloud services in their digital transformation, which once again recognized the strategic importance of cloud services to China’s economy.

Our Cloud Platform

We are dedicated to providing high-quality cloud services to businesses and organizations of all kind. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products as well as well-architected industry-specific solutions. The following diagram illustrates the components of our cloud platform.

•

Extensive cloud infrastructure. We have established industry-leading cloud infrastructure which is fundamental to our cloud platform. As of September 30, 2019, we had over 30 data centers with approximately 56,000 servers in China and six other countries and regions and achieved exabyte-level storage capacity, 600 gigabytes of BGP bandwidth, 50 terabytes of CDN bandwidth, and more than 500 CDN nodes.

•

Cutting-edge cloud products. Our cloud platform is architected specifically to enable enterprises such as internet companies to operate their business in a flexible and distributed manner. As one of the first movers serving internet customers, we have cultivated proprietary cloud technology and successfully commercialized our technological capabilities through a variety of superior products.

•

Well-architected industry-specific solutions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected and fast-growing verticals as first-movers and have established a leading market position through relentless execution. As of the date of this prospectus, we have designed over 110 industry-specific solutions.

Our cloud platform enables us to maintain our market leading position and capture significant market opportunities.

Our Strengths

Largest Independent Cloud Service Provider in China

We are the largest independent cloud service provider in China. Based on our comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions, we have achieved a leading position in the cloud market in China. We are the third largest internet cloud service provider in China with a market share of 5.4% in terms of revenue from IaaS and PaaS public cloud services, according to Frost & Sullivan.

•

“All in” Cloud. Our full commitment to cloud services has contributed to our leading position. We are dedicated to providing high-quality cloud services since our inception. As an independently operated company focusing only on cloud, our independent organization structure has enabled us to fully mobilize our resources to enhance the research and development of our products and solutions, to expand into more verticals, and to capture massive business opportunities.

•

Neutrality and Trust. By virtue of our independent operations and full commitment to cloud services, we have been gaining trust from customers through our neutral positioning. As businesses move to the cloud, there are increasing concerns over data safety and vendor lock-in risk. In addition, more and more enterprises have adopted multi-cloud strategy to ensure the reliability of cloud services and data security. Unlike other leading internet cloud service providers in China that are involved in businesses that compete with customers, we do not have conflicts of interest or competition with our customers. Therefore, we believe we are well-positioned to serve diverse customers, address their concerns and become their core vendor.

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Scale and Leadership. Our powerful cloud platform, anchored by the extensive infrastructure, is able to deliver secure, reliable and flexible cloud services. With our industry-leading cloud infrastructure, we have achieved strong operating leverage and economies of scale. Our cloud platform is able to coordinate and aggregate diverse customer and application demand patterns and therefore improve the utilization of computing, storage, and network resources. As a result, we have established strong brand recognition which in turn reinforces our leading position.

Strategically Selected Verticals with High Growth

Leveraging our industry vision and precise judgments, we have strategically expanded our footprints into selected and fast-growing verticals as first-movers and have established a leading market position through relentless execution. Following such strategy, we have achieved superior gross billing growth at a CAGR of 134.7% from 2014 to 2018, as compared to a CAGR of 62.2% for China’s public cloud market during the same period, according to Frost & Sullivan.

We entered into specific verticals at different stages during our business development and achieved significant success. The verticals we strategically entered into include, but not limited to:

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Game. We started to offer game cloud solutions in 2014, when the mobile game market was set to grow exponentially. We have developed a full-stack platform for game companies to incubate, test and operate their games in cloud environments. With our game cloud solutions, our customers are able to provide a seamless experience and direct playability for gamers across all devices from all over the globe. Game cloud solutions enable enterprises to develop advanced and unique games with better in-game user experience, less response time, as well as lower operational and maintenance costs. As of September 30, 2019, we have provided game cloud solutions to leading game companies in China such as Giant Network, Perfect World and Seasun Games. According to Frost & Sullivan, the cloud market for game in China increased at a CAGR of 53.0% from RMB1.4 billion in 2014 to RMB 7.8 billion in 2018, and is expected to continue the high growth from 2018 to 2023 at a CAGR of 41.0%.

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Video. We started to offer video cloud solutions in 2016, right before the explosive growth of the video industry in China. Our holistic AI-empowered video cloud solutions serve both on-demand video and live streaming companies. We are among the first cloud companies providing cloud solutions to companies engaged in video business and have amassed a high-profile customer base including ByteDance, iQIYI and Bilibili. According to Frost & Sullivan, the cloud market for video in China increased at a CAGR of 72.0% from RMB3.8 billion in 2016 to RMB11.3 billion in 2018, and is expected to continue the high growth from 2018 to 2023 at a CAGR of 44.9%.

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Financial service. We started to offer financial service cloud solutions in 2018 as we saw huge cloud demand in the financial service sector. We have pioneered the private implementation of one-stop end-to-end public cloud solutions, which could effectively address the pain points faced by financial institutions amid the regulatory requirements and digital transformation. We have successfully deployed flagship projects for leading institutions such as China Construction Bank and Huatai Securities. According to Frost & Sullivan, the cloud market for banking, financial services and insurance in China is expected to increase at a CAGR of 32.0% from RMB21.7 billion in 2018 to RMB87.0 billion in 2023.

Superior Enterprise Service Capabilities

We have inherited the “enterprise service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and are devoted to serving enterprise customers and empowering them with cloud technologies. We have benefited from Kingsoft Group’s over 30 years of experience in providing enterprise service. With our customer-centric service philosophy, we strive to provide an exceptional experience to them. As a result, our brand has received broad recognition in China.

We value each customer and provide best-in-class customer services and support covering their entire life-cycle. For example, for each enterprise cloud project, we provide dedicated services to customers with our in-depth industry insights across initiation, implementation and post-delivery stages. At initiation stage, our specialized industry team analyzes deep into customer business scenarios and designs tailored solutions. During the implementation process, we offer customers seamless cloud migration services. After delivery, we have regular client reviews to constantly improve our services. In particular for our Premium Customers, we also have a 24x7 technical support team who can respond to customer inquiries within 90 seconds.

Strong Customer Conversion Capabilities and Go-to-market Efficiencies

We adopt a premium-customer strategy. We seek to serve leading enterprises in selected verticals in order to establish strong sector presence more efficiently. By completing lighthouse projects with industry-leading customers, we are able to demonstrate our enterprise service and technology capabilities, which in turn attracts other participants in such verticals to our platform. The total number of our Premium Customers increased from 113 in 2017 to 154 in 2018, and further to 222 in the nine months ended September 30, 2019.

We are dedicated to maintaining a continuous and long-term service coverage for our customers. Such service model enhances the engagement with our customers, enabling us to understand their needs in a timely manner and identify new business opportunities. As a result, we have fostered a loyal customer base and achieved improving unit economics. In 2018 and the nine months ended September 30, 2019, our net dollar retention rate of Public Cloud Service Premium Customers was 161% and 166%, respectively.

Moreover, our customers tend to procure more products and solutions as our offerings are constantly upgraded and extended along customer’s life-cycle. Our premium customer focus and cross-selling initiatives have significantly contributed to our go-to-market efficiencies. The average revenues per Premium Customer increased from RMB10.3 million in 2017 to RMB13.7 million in 2018, and increased from RMB10.4 million for the nine months ended September 30, 2018 to RMB12.2 million for the nine months ended September 30, 2019.

Proprietary Cutting-edge Technologies and Prominent Research and Development Capabilities

We stay at the forefront of cloud technology development and have built prominent research and development capabilities. Therefore, we are able to maintain our technology leadership and upgrade our cloud solutions continuously.

We have established a complete portfolio of IaaS and PaaS products leveraging on our proprietary cutting-edge technologies. During the seven years of operating our public cloud, we have built a highly effective, reliable and stable operation and security system, gained strong capabilities in managing supply chain and delivering resource, and formed a system of access, migration, delivery and service for customers in different levels, enabling us to provide our customers with one-stop and satisfactory cloud services.

We have made cutting-edge technological innovations and introduced industry-pioneering products and services:

•	In 2014, we have launched our cloud host with solid state drives, achieving the fastest I/O throughput in China at that time;

•	In 2015, we were the first cloud service provider to provide cloud physical hosts in China;

•	In 2016, we were the first cloud service provider to develop and provide full-stack Virtual Private Cloud products in China;

•	In 2017, we have launched our Kingsoft Deep Learning platform, one of the first commercialized AI cloud PaaS platforms in China;

•	In 2019, we have launched our industry-leading edge computing products;

•	Our Kingsoft Standard Storage Service offers exabyte-level storage with high queries per second per single bucket; and

•	We provide an enterprise-level on-premise cloud product, Galaxy Stack, which has a high security feature in addition to the advantages of public cloud.

We benefit from our strong and expanding research and development talent pool and continuous investment in research and development, enabling us to establish high entry barriers. As of September 30, 2019, our research and development team consisted of 1,064 engineers, researchers, programmers and computer and data scientists, accounting for 63% of our total employees. Among our research and development personnel, approximately 27% of them hold a master degree or above. Our research and development expenses increased by 10.3% from RMB399.2 million in 2017 to RMB440.5 million (US$61.6 million) in 2018, and increased by 31.7% from RMB321.6 million in the nine months ended September 30, 2018 to RMB423.7 million (US$59.3 million) in the same period in 2019.

Visionary Management Team and Strong Synergies with Our Strategic Shareholders

As one of the first generation cloud companies in China, our visionary management team with entrepreneurial spirit has been leading us since our establishment, achieving rapid and continued growth of our business. Combining solid technology background with in-depth understanding of industry verticals, together with a strong commitment to our company, our management team is relentlessly pursuing innovative solutions to bring greater value to customers. Mr. Yulin Wang, our director and chief executive officer, has over 18 years of internet industry and management experiences.

We also enjoy strong synergies with our strategic shareholders, including Kingsoft Group and Xiaomi. We have jointly promoted cloud-based office solutions with Kingsoft Group. We are also able to leverage the sales network of Kingsoft Group through cross-referrals. We cooperate with Xiaomi, which has over 280 ecosystem participants, and other ecosystem players to develop and promote advanced solutions such as our AIoT solutions. Moreover, we share technology insights with our strategic shareholders. For example, we are jointly developing edge-computing applications with Xiaomi.

Our Strategies

The key elements of our growth strategy include the followings, which we believe would empower us to further achieve superior growth and strengthen our market position:

Strengthen Our Market Position in Strategically Selected Verticals

We will continue to capitalize our strategically focused fast-growing verticals through retaining existing customers and attracting new customers. We plan to further enhance our relationship with existing customers by expanding our product offerings to create cross-selling opportunities. In addition, we seek to increase penetration within our strategically selected verticals by enhancing our sales and marketing efforts to further grow our customer base. Moreover, we intend to offer customers more tailor-made applications covering their entire life-cycle to further strengthen customer stickiness and increase our wallet share in existing customers.

Expand into New Verticals and Grow Our Customer Base

We intend to expand our solution offerings to cover more verticals with strong growth potential. We will focus on capturing the massive demand from traditional enterprises and public service organizations in the next growth phase of China’s cloud market. Leveraging our proven record of capturing opportunities of fast-growing verticals, we also plan to enter into, and expand our presence in, emerging verticals, such as IoT, AI and healthcare. Meanwhile, we will continue to adopt our premium-customer strategy to cover and anchor industry leaders in such new verticals.

Continue to Invest in Infrastructure and Technology

Infrastructure is fundamental to our cloud platform. Therefore, we plan to continue to invest in our extensive infrastructure in order to deliver higher-quality cloud services and enhance the economies of scale. As a technology-driven cloud company, we aim to increase our research and development efforts to strengthen our technology capabilities. We also aim to further expand our talent pool of top-notch engineering specialists as well as industry vertical experts.

Capitalize on Scale Advantages and Improve Operational Efficiency

We have been benefiting from economies of scale and we will continue to improve operational efficiency to further unlock economies of scale. In this regard, we plan to optimize the deployment of our computing, storage and network resources and to further improve the utilization of our infrastructure.

Enhance Our Strategic Partner Ecosystem

We value the cooperation with our strategic partners and seek to further enhance our strategic partner ecosystem. For example, we plan to further explore emerging market opportunities by partnering with Xiaomi and other IoT enterprises to create synergies in the AIoT ecosystem. We also plan to cooperate with leading software companies to develop industry-specific SaaS solutions with the application of our IaaS and PaaS products. In addition, we aim to enhance our ecosystem by expanding our strategic alliances with companies with expertise in big data and AI.

Selectively Pursue International Expansion

We see great potentials in expanding our business and promoting our products and solutions globally. We intend to explore additional market opportunities through facilitating the overseas business development and expansion of our strategic partners and customers. In particular, we will focus on “Belt and Road” countries, where the cloud markets are less saturated and present more attractive opportunities.

Our Products and Solutions

Overview

We are dedicated to providing safe, reliable, stable and high-quality cloud services to our customers. Leveraging our top-notch infrastructure resources and years of technology accumulation, we currently offer a comprehensive suite of cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services. The following chart sets forth our key product and solution portfolio as of September 30, 2019.

Our public cloud products primarily cover computing, storage and delivery, and our enterprise cloud products primarily consist of Galaxy Stack, KingStack and KBaaS. Leveraging our superior enterprise serving capabilities as well as our deep understanding of our customers’ various demands, we provide innovative integrated cloud solutions consisting of a selected suite of our products specifically designed to address the different needs of our customers across various industry verticals. We believe our industry-specific solutions are able to unleash the full potential of our infrastructure resources and will be of more value to our customers. As of the date of this prospectus, we have designed over 110 industry-specific cloud solutions covering a wide spectrum of industry verticals.

Leveraging our industry vision and precise judgment, we saw increased growth prospects in selected verticals, such as games, video and financial services. We have strategically expanded our footprints into such fast-growing verticals as first-movers and have established a leading market position through relentless execution. As we managed to establish leading market positions and serve the industry leaders in our strategic verticals, we have been able to consistently achieve superior growth.

For public cloud services, we charge customers based on utilization and duration. We also offer credit terms and prepaid subscription packages over a fixed subscription period. For enterprise cloud services, we charge customers for cloud solutions on a project basis. Payment terms for initial project deployment and delivery range from one to six months.

The following table sets forth our revenues breakdown by type of cloud services for the periods indicated.

	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public cloud services	1,202,485	97.3	2,110,513	295,272	95.1	1,454,232	97.3	2,513,701	351,680	90.3
Enterprise cloud services	15,271	1.2	94,369	13,203	4.3	30,933	2.1	265,881	37,198	9.6
Others	18,211	1.5	13,290	1,859	0.6	8,666	0.6	3,131	438	0.1

Total Revenues	1,235,967	100.0	2,218,172	310,334	100.0	1,493,831	100.0	2,782,713	389,316	100.0

Public Cloud Services

Public Cloud Products

We offer on-demand public cloud products to our customers, primarily consisting of cloud computing, storage and delivery. The following table sets forth the gross billings breakdown for our public cloud services for the periods indicated.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017		2018		2018		2019
	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
Computing	356,092	29.6	663,428	31.4	450,358	30.9	731,285	29.2
Storage	219,676	18.2	289,416	13.7	209,912	14.4	220,948	8.8
Delivery	628,510	52.2	1,160,698	54.9	797,914	54.7	1,554,504	62.0

Total gross billings	1,204,278	100.0	2,113,542	100.0	1,458,184	100.0	2,506,737	100.0

Computing

Our basic cloud computing products provide on-demand high-performance computing resources over the Internet, offering availability, agility, scalability and flexibility. In addition to basic cloud computing products, we also offer cloud network, database, security and big data and AI products.

Basic Cloud Computing

Our basic cloud computing products primarily include:

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Kingsoft Elastic Compute (“KEC”): KEC provides flexible and scalable computing capacity, enabling developers to easily perform large scale computing and deployment in the required server environment. Cloud servers can be deployed at any time on-demand to improve operation and maintenance efficiency. For users with high demands for on-premise resource allocation, security and compliance, we also offer Kingsoft Dedicated Cloud (“KDC”) to provide an exclusive virtual resource pool.

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Elastic Physical Compute (“EPC”): EPC provides exclusive physical servers with excellent performance and native cloud network function support. It helps users quickly build and expand application services with high performance requirements. Users can easily manage the EPC server’s network configuration, storage configuration and operation system interface.

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Kingsoft Edge Node Computing (“KENC”): KENC is a distributed edge computing resource pool. It helps users reduce access delay, save costs, and enables integration of more industry-specific applications.

Cloud Network

Our cloud network products provide cloud-enabled or cloud-based network resources and services, offering reliable and secure network access and connections, to help users optimize resource allocation. Our key cloud network products include:

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Server Load Balancer (“SLB”): SLB is a network service that distributes traffic to multiple cloud servers within a computing cluster. Traffic distribution can quickly improve the external service capability of the application system. SLB hides the actual service port, enhances the security of the internal system and improves the availability the application system by eliminating single point service failures.

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Elastic IP (“EIP”): EIP is an IP address associated with the user account, which can be bound to any cloud server, cloud physical host or load balancer of the user. With EIP, users can quickly re-map an address to another cloud server, cloud physical host, or load balancer in their accounts to shield instance failures.

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Virtual Private Cloud (“VPC”): VPC helps users build a customized, logically isolated and proprietary network. Users can use a dedicated line or VPN connection to build a hybrid cloud network with VPC and their existing data centers. All cloud resources can be connected to VPC network, which also allows users to establish and manage security policies and network access control policies.

Cloud Database

We have a full stack database product portfolio, including relational databases, distributed databases and NoSQL databases, which are open-source and used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and lossless data reliability support capability for important application scenarios such as Internet, financial services and public service. Our key cloud database products include:

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Kingsoft Relational Database Service (“KRDS”): KRDS is a stable, reliable and flexible online relational database that be used at any time. It has multiple security protection features and optimized performance monitoring system, and provides professional database backup, recovery and optimization features.

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Kingsoft Distributed Relational Database Service (“KDRDS”): KDRDS is a distributed relational database. It effectively enables smooth database expansion and provides functions such as read-write splitting and smooth upscaling. KDRDS is flexible, concise and efficient, and stable for large-scale data operation scenarios.

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Remote Dictionary Server (“Redis”): Kingsoft database for Redis provides out-of-the-box, stable, and reliable online cache and key-value storage service. It supports active/standby hot backup and provides database services such as automatic disaster recovery failover, instance monitoring, and online capacity expansion.

Security

We provide users with a full range of high quality cloud security products to effectively address cloud service abuse issues and provide users with secure, stable and reliable cloud services. Our key cloud security products include:

•	Kingsoft Advanced Defense (“KAD”): KAD is a managed Distributed Denial of Service (DDoS) protection service that safeguards our users’ applications running on our cloud from attack.

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Kingsoft Host Security (“KHS”): KHS ensures all-round host security for cloud server and EPC, and are able to quickly identify security problems, monitor security status and comply with security requirements.

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Kingsoft Web Application Firewall (“KWAF”): KWAF is a firewall for web applications, ensuring security and reliability of users’ websites. Users can seamlessly deploy KWAF without altering any system structure.

Big Data and AI

We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on the cloud, which is an important step in utilizing data lake. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data and artificial intelligence platforms. Our key big data and AI products include:

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Kingsoft MapReduce (“KMR”): KMR is a cloud big data platform allowing users to process vast amounts of data quickly and cost-effectively at scale. KMR gives users the engine and elasticity to run large-scale analysis at a fraction of the cost of traditional on-premise clusters.

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Kingsoft DataCloud (“DataCloud”): Based on a cutting-edge data processing framework, DataCloud provides one-stop cloud-based data services, including data collection, integration, processing, management and analysis. DataCloud can be deployed on-premise to enhance control and security. With the help of DataCloud, users can manage and process ultra-large-scale structured and unstructured data, build data-lake architecture, and create middle-end data platform for enterprise data.

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Kingsoft Deep Learning (“KDL”): KDL is a deep learning platform which supports various deep learning frameworks and is able to streamline the algorithm training and model inference. KDL can be used in scenarios such as image analysis, image recognition, video recognition and speech recognition. According to Frost & Sullivan, KDL is one of the first commercialized AI cloud PaaS platforms in China.

Storage

We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off-premise or on-premise. Our key cloud storage products include:

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Kingsoft Standard Storage Service (“KS3”): KS3 is a massive, low-cost, secure, and highly reliable distributed cloud storage product to address users’ pain points such as storage expansion, data security, and distributed access. KS3 offers exabyte-level storage with high queries per second per single bucket. Users can conveniently store and retrieve various data files such as pictures, audio, video and text, etc.

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Elastic Block Storage (“EBS”): EBS is a block-level data storage service provided for cloud server instances that can be connected to any running KEC instance in the same data center. EBS features high availability, reliability, flexibility and ease of use. It also supports advanced features such as snapshots and mirroring.

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Kingsoft Cloud Network Attached Storage (“KNAS”): KNAS is a file storage service for KEC, EPC and container services. With standard file access protocols, users do not need to modify existing applications. NAS offers users a distributed file system with unlimited capacity, performance scaling, single namespace, multi-party sharing, high reliability and availability.

Delivery

Cloud delivery products have evolved from simple acceleration tool for one-way static content to complex application and streaming delivery carrier, enabling an interactive and immersive user experience. Our comprehensive end-to-end cloud delivery solutions allow customers to build their applications on our cloud platform and utilize additional value-added services such as large scale storage, streaming encode and decode, and AI solutions, offered by us to further enhance their business operations.

Our large-scale, high-concurrency, low-latency, secure and reliable cloud delivery services help our customers enhance their users’ experience. With 5G deployment and advancement of edge computing, we continue to upgrade our cloud delivery network with more connected nodes and reiterate the advantages of our cloud delivery products.

Today, streaming content represents a significant portion of the internet traffic, and is a major application scenario of our cloud delivery products. Streaming content captures a large share of users’ time spent as it becomes the key distribution medium for various industry verticals, such as entertainment, e-commerce, education, travel and advertising. Leveraging the relationship we built with our clients through our cloud delivery products, we have the natural advantage to cross-sell other cloud products such as computing, storage and AI products to increase our wallet share.

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Kingsoft Cloud Delivery Network (“KCDN”): KCDN is a distributed network consisting of server clusters of edge nodes covering different regions, which distributes user content to edge nodes, effectively resolves the congestion of Internet network, and improves the response speed of users to visit the websites and the availability of the websites.

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Kingsoft Image Enhancement (“KIE”): KIE is an AI-based image enhancement product, which is able to recover and enhance image details by deep learning algorithms. It can also enhance resolution and output high-quality images.

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Kingsoft Smart High Definition (“KSHD”): KSHD integrates various computer vision and video coding technologies to substantially improve the quality of experience. Deep learning based denoise and enhance algorithms are used to reduce compression artifacts as well as enhance details. Meanwhile, KSHD is capable of analyzing video by way of classification and quality assessment, so as to improve the coding efficiency of video codec.

Public Cloud Solutions

The internet industry has undergone a seismic transition from on-premise IT devices deployment to cloud-based solutions. Our public cloud solutions have covered various verticals, including, among others, game, video, AI, e-commerce, education and mobile internet.

Game Cloud Solutions

We started to offer game cloud solutions in 2014, when the mobile game market was set to grow exponentially. We have developed a full-stack platform for game companies to incubate, test and operate their games in cloud environments. With our game cloud solutions, our customers are able to provide a seamless experience and direct playability for gamers across all devices globally. Game cloud solutions enable enterprises to develop advanced and unique games with better in-game user experience, much lower response time, as well as lower operational and maintenance costs.

Our game cloud solutions primarily consist of three categories, namely architecture solutions, management solutions and operation solutions. Architecture solutions focus on addressing the users’ needs for computing and storage capabilities. Based on the features of different game genres, we offer customized architecture solutions. Management solutions help game companies to efficiently manage the games, covering game updates, maintenance and security. Operation solutions help users to operate and promote games and deliver better experiences to gamers. As of September 30, 2019, we have provided game cloud solutions to leading game companies in China such as Giant Network, Perfect World and Seasun Games. The following diagram illustrates the architecture of our game cloud solutions.

The key value we bring include:

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High concurrency: Our game cloud solutions can effectively reduce the system requirements and pressure for game servers through large-scale and simultaneous cloud computation, which in turn allows for a large number of concurrent players.

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Low latency: Developed upon our extensive network infrastructure across the world at large scale, we are able to satisfy game companies’ demands for low latency and enable them to deliver high-speed game experiences.

•

Security: Our game cloud solutions offer various security protections against isolated incidents and security failures to ensure player experience is not affected and to maintain high-availability at all times.

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Failure recovery: By integrating high-quality EBC, Elastic IP and SLB products, our game cloud solutions enable game companies to easily recover from failures in application or underlying layers within seconds.

•	Disaster recovery: Our game cloud solutions provide multipath BGP and cross-region elastic deployment, eliminating operation risks from failures in any single data center.

Case study: Seasun Games

We provided high-quality game cloud solutions to Seasun Games to help them deliver smooth and rich game experiences. For example, leveraging our multi-line and large BGP (“Border Gateway Protocol”) bandwidth capabilities, we enabled Seasun Games to constantly deliver smooth game experience across regions for players. We also empowered Seasun Games with advanced high-frequency multicore CPUs with an ultra-large computing cluster, supporting real-time interaction of multiple players online.

Meanwhile, the large DDoS cleaning capability provides security protection for the system. For example, Seasun Games has experienced large scale DDoS attacks lasting for a month, with peak attack traffic up to 935Gbps. Our security experts worked closely with Seasun Games to develop various strategies to defend multi-vector DDoS attacks. Our DDoS cleaning capability has enabled Seasun Games to quickly respond and react to different types of attacks and guaranteed continued operations.

Moreover, we help Seasun Games reduce operational and maintenance expenses and prevents business risks caused by sudden workload surges by optimizing resource allocations. Our solutions also provide ideal routing options to our customers through utilization of BGP bandwidth and cross-region elastic deployment, shortening the average failure recovery time.

Video Cloud Solutions

We started to offer video cloud solutions in 2016, prior to the explosive growth of the video industry in China. Our full stack end-to end video cloud solutions offer various state-of-the-art deep learning algorithms, including cloud trans-coding, image enhancement, smart high definition, content auditing, dark image enhancement and portrait restoration. Our holistic AI-empowered video cloud solutions serve both on-demand video and live streaming companies, offering a high-capacity and elastic cloud delivery network built on our industry leading containerized edge computing platform. To meet the large scale and high quality cloud delivery requirements of these companies, our video cloud solutions combine core technologies such as AI-empowered video processing algorithms and multi-link optimization to provide enhanced cloud delivery services beyond traditional content delivery services. For on-demand videos, we offer video upload, distributed encoding, media resource management and on-demand delivery. For live streaming, we offer delivery acceleration, real-time encoding, live recording and storage. Our video cloud solutions can be accessed through a management system or API/SDK.

We are among the first cloud companies providing cloud solutions to companies engaged in video business and have amassed a high-profile customer base including ByteDance, iQIYI and Bilibili. The following diagram illustrates the architecture of our video cloud solutions.

The key value we bring include:

•	High speed: Our video cloud solutions provide quick and uninterrupted video streaming and archiving experience.

•	Stability: Our video cloud solutions offer high stability and ensure performance. The distributed network eliminates incidents and disruptions, which can effectively lower packet loss rate.

•	Security: Our video cloud solutions are able to maximize data security by configuring authentication settings for content.

•	High definition: Our video cloud solutions provide optimized encoding and decoding solutions that allow 4k-8k ultra high definition video transmission through the internet.

•	Compliance: Our AI-based automatic content screener ensures compliance with relevant laws and regulations.

Case study: ByteDance

We provide ByteDance’s Douyin, Toutiao and Xigua Video with safe and reliable video cloud solutions to help them offer high-speed on-demand video services to their users. Our comprehensive cloud products help them reduce access latency and improve availability. Moreover, our advanced technologies enable ByteDance to effectively enhance content protection and increase cost efficiency when providing high-quality video services.

AI Cloud Solutions

For companies in the AI industry, our AI cloud solutions can support hyper-scale data processing and storage. Based on our KDL product, our AI cloud solutions facilitate cost-effective AI training and modeling processes, and provide easily scalable development environment for our customers.

Other Solutions

Our public cloud solutions also cover various other industries. Our e-commerce cloud solutions, equipped with big data analytics capabilities, enable our customers to rapidly roll out their e-commerce platforms and effectively manage their resources. Our education cloud solutions provide quality services for customers in the education sector to accelerate education modernization, promoting education equality and improving the quality of education. In addition, we also offer mobile internet cloud solutions designed for the mobile internet industry in general.

Enterprise Cloud Services

In addition to public cloud services, we also offer enterprise-grade cloud products and solutions for traditional enterprises and public service organizations.

Enterprise Cloud Products

Traditional enterprises and public service organizations existed before the internet emerged. As such, they are more likely to deploy on-premise or a hybrid of on- and off-premise cloud products. Due to their complicated operation structure and process, they generally have higher demand for compatibility, reliability, privacy and security in cloud products. We offer secure enterprise cloud products with high control and customization available from dedicated cloud resources. With increasingly complex business structures and massive data accumulated from daily operations, traditional enterprises and public service organizations require hyper-scale computing, big data and AI technology as part of their cloud solutions.

Our enterprise cloud products primarily include our Galaxy Stack, KingStack and Kingsoft Blockchains as a Service (“KBaaS”), among others.

Galaxy Stack

We are dedicated to helping enterprises improve their IT capabilities to better support business development. However, traditional enterprises often have strict data sovereignty, regulatory compliance and other requirements, and a pure public cloud cannot fully meet their demands. Our proprietary Galaxy Stack essentially allows customers to deploy a public cloud architecture within their internal IT infrastructure, so that they can have the same experience as public cloud services in the interior, while fulfilling business compliance and retaining control. Galaxy Stack employs a distributed architecture to create an open, unified and reliable cloud environment for enterprise-grade customers.

The key value we bring include:

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Scalability at large scale: Galaxy Stack enables large-scale physical node deployment, massive tenant management and customer service capabilities, which strongly support customers’ massive business operations. Customers can easily adjust the physical node deployment based on their real-time demands.

•	Security: Privatized deployment meets the requirements of enterprises for high-grade information security protection, data security and business continuity.

•	Autonomous control: Galaxy Stack supports customers’ autonomous control operation and maintenance.

KingStack

We provide privately deployed KingStack cloud platform for enterprise-grade customers. Tailored to our customers’ needs, we deliver a proprietary, controllable, reliable, compatible, unified and trustworthy cloud platform, accelerating the digitalization process of our customers’ businesses.

The key value we bring include:

•	Compatibility: Built on cloud architecture, KingStack is compatible with a wide spectrum of hardware.

•	Security: KingStack has obtained various authoritative security certifications. Computing resources are physically located on-premise. KingStack also offers one-on-one tailored security solutions.

•

Easy deployment: KingStack utilizes an automated deployment technique to facilitate the deployment process. Moreover, KingStack also features automated post-deployment monitoring to ensure the sustainability and continuity of customers’ operations.

•	Flexible allocation: KingStack enables customers to efficiently manage and allocate cloud resources based on their actual demands, and to quickly adapt to diverse operation scenarios.

KBaaS

We offer easy-to-use KBaaS to help developers perform blockchain construction and operation in a visualized interface, significantly lowering development thresholds and improving efficiency.

The key value we bring include:

•	Easy deployment: KBaaS enables customers to easily configure and build a blockchain network.

•	One-stop management: KBaaS offers one-stop management service of contracts including uploading, editing, compilation, encryption and deployment.

•	Security: Through multiple encrypted tunnels, our algorithms ensure business data security and isolation.

Enterprise Cloud Solutions

Digitalization of traditional enterprises and public service organizations has been fueling the market growth. Traditional enterprises and public service organizations are embracing digital transformation and tap into the agility, flexibility and scalability of the cloud. Our enterprise cloud solutions primarily consist of financial service, public service, industrial, healthcare and other solutions.

Financial Service Cloud Solutions

We started to offer financial service cloud solutions in 2018 as we see the huge demands for cloud in the financial service sector. We have pioneered the private implementation of one-stop end-to-end public cloud solutions, which could effectively address the pain points faced by financial institutions amid the regulatory requirements, digital transformation and business innovation. Our financial service cloud solutions primarily consist of four types of solutions, including architecture, cloud native, value chain and intelligence cloud solutions. We have successfully deployed flagship projects for leading institutions such as China Construction Bank and Huatai Securities. The following diagram illustrates the architecture of our financial service cloud solutions.

The key value we bring include:

•

Digital transformation: Our customized financial service architecture solutions, by providing high-performance cloud computing service at lower costs, enable financial institutions to achieve digital transformation and migrate to cloud.

•

Cloud native benefits: Our financial service cloud native solutions enable financial institutions to enjoy various benefits brought by cloud technologies, including high security, reliability, availability and flexibility.

•	Value-chain connection: By connecting the entire value chain in finance vertical, our financial service value chain solutions help customers to establish ecosystems and achieve synergies.

•

Business innovation: Our intelligent financial service solutions equip financial institutions with big data analytics and AI capabilities, enabling them to easily and efficiently realize business innovations.

Case study: China Construction Bank

We provide a customized data cloud platform to China Construction Bank, or CCB, to establish a centralized data management platform. By offering massive data integration, processing and analytics capabilities, we address CCB’s needs for digital transformation. Our platform primarily provides three types of services:

•	Resources: we offer various cloud resources such as cloud databases, enabling quick deployment of applications;

•	Tools: with our data collection, management and development tools, applications can easily perform data process and development;

•	Data platform: we provide various cloud-based data products to build a one-stop data analytics platform, realizing centralized management and allocation in complex operation environment.

Public Service Cloud Solutions

Our public service cloud solutions are based on the cloud architecture and can be easily and quickly deployed on-premise. These cloud solutions help public service organizations enhance productivity and efficiency. The following diagram illustrates the architecture of our public service cloud solutions.

The key value we bring include:

•

Digitalization: By facilitating cloud migration, we help public service organizations lower their operating costs, run their infrastructure more efficiently and scale elastically, while ensuring stringent privacy and high level of security.

•

Intelligent operation: Tailored to the functions of different public service organizations, our cloud platforms provide decision-making support and enable our customers to efficiently and smartly manage their operations.

•	Data analytics: Featured with big data analytics, we help public service organizations to organize and process their data.

Industrial Cloud Solutions

The rapid data growth in industrial sectors has raised the demand for an efficient management tool to manage and process such large quantities of data. In addition, there is also a growing demand for digitalization of procurement, manufacturing, quality control and delivery. Our industrial cloud solutions help traditional industrial enterprise reduce costs, increase efficiency, embrace digitalization, optimize supply chain and efficiently allocate resources.

Healthcare Cloud Solutions

Our healthcare cloud solutions provide high-performance, reliable, and secure resources and technologies and a full portfolio of applications and services for the medical and healthcare industry. We provide cloud services covering hospital operations, medical supervision, medical insurance payment, medical treatment and eldercare.

AIoT Cloud Service

Launched in 2019, we provide a full stack of AIoT solutions that encompass both cloud platform software and AIoT devices through cooperation with Xiaomi and other third-party device suppliers. Our AIoT products and solutions enable businesses to manage access of personnel, vehicles and other subjects at various physical settings such as commercial complexes, residences and hospitals.

The key value we bring include:

•	Scenario-based solutions: Our AIoT solutions are pre-integrated and highly adaptable for different scenarios.

•

Extended ecosystem: Our AIoT solutions offer an extensive AIoT application ecosystem with pre-integrated modules and devices from leading AIoT vendors, which can also integrate customers’ existing applications like CRM system to achieve overall efficiency improvement.

•

Data analytics: Our AIoT solutions provide various data analytics services and a powerful computing core. Through various algorithms, analytical models and multi-type data convergence, our AIoT solutions can mine the specific data which customers need to create value for their business.

Our Infrastructure and Technologies

We are dedicated to providing customers with secure and compliant cloud services and our industry-leading cloud infrastructure and technologies have been the key to our success.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of September 30, 2019, we have established over 30 data centers with approximately 56,000 servers across 144 cities in China and seven cities in six countries and regions. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China and overseas. The following map demonstrates the locations of our major data centers and CDN nodes globally.

As of September 30, 2019, we have achieved exabyte-level storage capacity, 600 gigabytes of BGP bandwidth, over 50 terabytes of CDN bandwidth and more than 500 CDN nodes.

Cloud Technologies

We create and apply cutting-edge technologies to drive our development of products and solutions. Our core technologies include:

Virtualization

We have built a complete virtualization technology stack. Technologies like x86 and ARM (advanced reduced instruction set computing machine) virtualization, input/output paravirtualization, high performance storage and network virtualization, GPU (graphics processing unit) virtualization, with critical features such as smooth live migration and live patching are all well supported and applied to our cloud products.

Distributed Storage

We have developed different storage technologies for various application scenarios, including key-value storage, table storage, object storage, elastic block storage, and file storage, providing high performance storage services with reliability, scalability and availability.

Software Defined Network

Our virtualized network architecture, designed on the basis of disaster recovery multi-region construction, supports multi-tenant networks. With petabit-per-second-scale distributed east-west forwarding capabilities and terabit-per-second-scale north-south traffic capabilities, the cloud network provides high-performance interconnect services for computing, storage and various PaaS services.

Cloud Delivery

We have developed a comprehensive set of cloud delivery systems, including caching system, OTCP (optimized transmission control protocol) stack, user datagram protocol-based transport stack, global traffic scheduling system, high performance domain name system, near-real-time performance analysis system and IPV 4 (internet protocol version 4) and IPV 6 (internet protocol version 6) dual-stack network system.

Cloud Native

We have built (i) a comprehensive PaaS platform based on Kubernetes, an open-source container-orchestration system, (ii) a microservices platform, and (iii) service mesh solutions to help our customers design and utilize cloud native architecture. All these platforms have been enhanced by our strong network and storage technologies, helping our customers to easily build scalable, reliable, and elastic cloud native applications.

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB399.2 million, RMB440.5 million (US$61.6 million) and RMB423.7 million (US$59.3 million) of research and development expenses in 2017 and 2018 and for the nine months ended September 30, 2019, respectively.

Our leadership in technology is built by our highly innovative and dedicated research and development staff. We had a team of approximately 1,064 engineers, researchers, programmers and computer and data scientists as of September 30, 2019, approximately 27% of whom hold a master’s degree or above. We encourage different points of view to lead us to find inspiration and improve our products and solutions.

Our Customers

Customers

We primarily focus on providing high-quality enterprise-grade cloud products and solutions to businesses and public service organizations. Our platform has gathered a broad and diverse customer base, which has expanded rapidly since our inception. We generally enter into annual cloud service contracts with our public cloud service customers. For our enterprise cloud service customers, we enter into service contracts on a project basis. As of September 30, 2019, we had over 2,800 customers across a wide array of industry verticals, such as game, video, AI, e-commerce, education, financial service, public service, industrial and healthcare. The total number of our Premium Customers increased from 113 in 2017 to 154 in 2018, and further to 222 in the nine months ended September 30, 2019.

We strategically focus on cooperating with industry leaders to complete lighthouse projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. As a result, we have generated a substantial portion of our revenues from large customers. Our total revenues generated from Premium Customers contributed 93.7%, 95.3% and 97.4% of our total revenues in 2017, 2018 and the nine months ended September 30, 2019, respectively.

We have generated a highly loyal customer base. Our platform offers a wide spectrum of cloud products and we focus on capturing cross-selling opportunities. As of September 30, 2019, 82.5% of our customers used at least two of our cloud products. In 2018 and the nine months ended September 30, 2019, our net dollar retention rate of Public Cloud Service Premium Customers was 161% and 166%, respectively.

Case Study: Bilibili

In June 2017, we started to provide cloud services to Bilibili, a leading online entertainment platform for young generations in China. Since then, we have been providing secure and reliable cloud services to Bilibili and enable it to deliver on-demand content to its users. Along with the rapid growth of Bilibili, we have also extended our offerings to constantly meet its demands.

Customer Support

We have inherited the “enterprise service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and are devoted to serving enterprise customers and empowering them with cloud technologies. We have benefited from Kingsoft Group’s over 30 years of experience in providing enterprise services. With our customer-centric service philosophy, we always prioritize the needs of our customers and strive to provide an exceptional experience to them. As a result, our brand has received broad recognition in China.

We have built an experienced team that is knowledgeable about both technology advancements and pain points faced by participants in relevant industry verticals, allowing us to provide products and solutions that directly address the needs of our customers.

We value each customer and provide best-in-class customer services and support covering their entire life-cycle. For example, for each enterprise cloud project, we provide dedicated services to customers with our in-depth industry insights across initiation, implementation and post-delivery stages. At initiation stage, our specialized industry team performs in-depth analysis on customers’ business needs and designs tailored solutions accordingly. During the implementation process, we offer customers seamless cloud migration services. After delivery, we have regular client reviews to constantly improve our services. In particular, for our Premium Customers, we also have a 24×7 technical support team who can respond to customer inquiries within 90 seconds.

Sales, Marketing and Branding

To promote our cloud products and solutions, we either directly reach out to our customers or cooperate with third-party agents. Direct sales supported by our experienced industry-focused team is our primary sales approach. To promote our cloud products and solutions, particularly when we enter into a new vertical, we cooperate with industry leaders to complete lighthouse projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. We then leverage such lighthouse projects to develop and offer products and solutions for other customers, thereby further penetrating the vertical. We seek to generate recurring revenues through after-sale services and cross-sell new solutions after we gain insights into customer needs.

We have established a professional and industry-focused in-house sales team. Our employees have deep knowledge of the industries and customers that they are responsible for. Our in-house sales team works closely with our engineering team to ensure that they can propose and customize the best solutions to address the pain points faced by participants in the relevant industry verticals.

On the other hand, for indirect sales, our in-house sales channel department works closely with the sales channel partners and leverages their understanding of end user demands, thereby developing tailored marketing strategies.

To encourage and incentivize our in-house sales team, we have designed a compensation structure that includes both fixed and a performance-based components. We set specific performance targets for each team member. We evaluate such employee’s performance every year and pay out performance-based compensation accordingly.

In addition, we have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing products and services, maintaining our relationships with business partners and managing public relations.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We have entered into standard employee agreements and confidentiality and non-compete agreements with our full-time R&D staffs, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.

As of the date of this prospectus, we have registered 86 patents, 143 trademarks, 156 copyrights, and 106 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山云” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Risk Factors – Risks Relating to Our Business and Industry – We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Risk Factors – Risks Relating to Our Business and Industry – We may in the future be subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may be adversely affected if it is alleged or determined that our technology infringes the intellectual property rights of others.”

Data Privacy and Protection

When providing our solutions, we may have access to certain data of our customers and of end users of our customers. We have designed strict data protection policies to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws and with prevalent industry practice.

We have established an all-round information system in compliance with all data security requirements. Our information system applies safeguards, including double-firewalls, antivirus walls and web application firewalls. We encrypt data to enhance data security. Our database can only be accessed through computers designated for authorized use. These computers cannot be connected to the internet, and no data can be exported to an external device. Only authorized staff can access these computers for designated purposes. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary for their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt.

As of the date of this prospectus, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by the PRC General Principles of Civil Law or any applicable laws and regulations in other jurisdictions, and we have not experienced any material data loss or breach incidents.

Our People

We had 1,187, 1,357 and 1,686 full-time employees as of December 31, 2017 and 2018 and September 30, 2019, respectively. As of September 30, 2019, most of our employees were located in China, and the rest were located overseas.

The following table sets forth the breakdowns of our employees by functions as of September 30, 2019.

Function	Number of Full-time Employees	Percentage
Research and development	1,064	63.1%
Sales and marketing	338	20.0%
General administration	188	11.2%
Customer support	96	5.7%

Total	1,686	100%

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees. In addition to our full-time employees, we used 90 contract workers dispatched to us by staffing agencies as of September 30, 2019. These contract workers are primarily responsible for customer service, logistics and delivery services.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our current principal executive offices are located at Kingsoft Tower, No. 33 Xiao Ying West Road Haidian District, Beijing, China. We lease offices in Beijing and certain other cities where we operate with an aggregate of approximately 14,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities.

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Competition

Our business is characterized by rapid changes as well as new and disruptive technologies. We face competition in every major aspect of our business. In particular, we mainly compete with other cloud service providers in China.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have more capital, longer operating histories, broader brand recognition and larger customer bases. For discussion of risks relating to market competition, see “Risk Factors – Risks Relating to Our Business and Industry – The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.”

Legal Proceedings

We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or results of operations.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2019 version), or the 2019 Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, both were promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 30, 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally restricted to foreign investment pursuant to the 2019 Negative List, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulation Related to Value-Added Telecommunications Services

Regulation on Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from MIIT or its provincial counterparts, prior to the commencement of its operations, or else such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in July 2017 set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses.

A catalogue was issued as an appendix to the Telecommunications Regulations, or the Telecommunications Services Catalogue, which was most recently amended by the MIIT in June 2019. Pursuant to the Telecommunications Services Catalogue, the first category of value-added telecommunications services are divided into four subcategories including the “Internet Data Centre Services” (the “IDC Service”), the “Content Delivery Network Services” (the “CDN Service”), the “Domestic Internet Protocol Virtual Private Network Services” and the “Internet Access Services” (the “ISP Service”). The second category of value-added telecommunications services includes without limitation the online data process and transaction process service and information services.

In addition, the MIIT promulgated the Circular on Further Regulating Market Access of IDC Service and ISP Service in 2012, or the Circular 552, which further stipulates the detailed requirements on capital, personnel, facility and equipment for conducting IDC and ISP Services business. On January 17, 2017, the MIIT further promulgated the Notice on the Internet Access Service, which emphasizes the requirements as specified under Circular 552 and prohibits business operation without licenses, business operation beyond permitted territorial scope and business scope set forth on the licenses and “multi-level sublease” in the market with respect to IDC Service, ISP Service and CDN Service. The IDC and ISP enterprises shall not sublease the IP addresses, bandwidth or other network access resources they have obtained from basic telecommunication operators in the PRC to other enterprises for operating businesses of IDC Service, ISP Service or other business. According to the Notice on the Internet Access Service, enterprises engaged in the businesses of IDC, ISP or CDN Services shall conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the relevant regulations to make rectifications in a timely manner and take stern actions in accordance with the laws against the enterprises that refuse to make such rectifications, and such enterprises may fail to pass the annual inspection, may be included in the enterprise list of bad credit record, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected under serious circumstances.

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less other than certain exceptions and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunication, Internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of Notice No. 5.

Regulation Related to Internet Security and Privacy Protection

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000, as amended, provides that, among other things, the following activities conducted through the Internet, if constitutes a criminal act under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of State regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through the internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, e.g., computer viruses, invasion or attacks to or destruction of the network, require all internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cybersecurity Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling of security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Jun Lei	50	Chairman of the Board of Directors
Yulin Wang	44	Director, Chief Executive Officer
Haijian He	38	Chief Financial Officer
Tao Zou	44	Director
Shou Zi Chew	37	Director
Shouxing Liang	40	Senior Vice President
Wei Song	40	Senior Vice President
Tao Liu	37	Vice President
Yonghong Hu	46	Senior Vice President

Jun Lei has served as the chairman of the board of directors since April 2015. Mr. Lei is the founder of Xiaomi Corporation (HKEx: 1810) and currently serves as the chairman, the chief executive officer and the executive director at Xiaomi Corporation. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the board since July 2011, non-executive director since August 2008, executive director between July 1998 and August 2008, and the chief executive officer between 1998 and December 2007. From 2011 to 2018, Mr. Lei was the chairman of Cheetah Mobile Inc. (NYSE: CMCM). From 2011 to 2016, Mr. Lei was the chairman of YY Inc. (Nasdaq: YY). Mr. Lei received a bachelor’s degree in computer science in 1991 from Wuhan University.

Yulin Wang has served as our chief executive officer since December 2016 and our director since April 2015. Mr. Wang served as our president from 2012 to 2016. Mr. Wang joined Kingsoft Group in 2012 and currently serves as a senior vice president at Kingsoft Group. Prior to joining Kingsoft Group, Mr. Wang served as the executive vice president at Phoenix New Media Limited (NYSE: FENG) from 2009 to 2012. Prior to that, Mr. Wang served as the chief operating officer at CNEC Inc. from 2007 to 2008. Mr. Wang was a vice president of A8 Digital Music Holdings Limited (HKEx: 0800) from 2004 to 2007. Mr. Wang received a bachelor’s degree in science from Nankai University in 1998 and an MBA degree from Tsinghua University in 2008.

Haijian He has served as our chief financial officer since January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Prior to joining us in 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) LLC from 2015 to 2020. Mr. He was an associate at Bank of America Merrill Lynch from 2014 to 2015, and was a vice president at Citigroup Global Markets Inc. from 2010 to 2013. Mr. He received an MBA from University of Chicago in 2014, a master’s degree in electronic engineering from Southeast University in 2006, and a bachelor’s degree in electronic engineering from Southeast University in 2003. Mr. He is also a CFA charter holder.

Tao Zou has served as our director since December 2016. Mr. Zou joined Kingsoft Group in 1998 and currently serves as an executive director and the chief executive officer at Kingsoft Group. Mr. Zou also serves as a director at Cheetah Mobile (NYSE: CMCM), a director at Xunlei Limited (Nasdaq: XNET) and a director of 21Vianet Group, Inc. (Nasdaq: VNET). Mr. Zou received a bachelor’s degree in science from Nankai University in 1997.

Shou Zi Chew has served as our director since May 2019. Mr. Chew currently serves as the president of international, executive director and the chief financial officer at Xiaomi. Prior to joining Xiaomi, Mr. Chew was a partner at DST Investment Management Ltd. from August 2011 to June 2015. Mr. Chew worked at Goldman Sachs International from July 2006 to July 2008. Mr. Chew received a bachelor’s degree in economics from University College London in 2006 and a master’s degree in business administration from Harvard Business School in 2011.

Shouxing Liang serves as our senior vice president and is responsible for management of our public cloud and overseas strategies. Prior to joining us in 2015, Mr. Liang served as manager of northern China at Qiniu Cloud from 2014 to 2015. Mr. Liang was a senior director of CC Video from 2011 to 2014. Mr. Liang served as a director of industry department at ChinaCache (Nasdaq: CCIH) from 2006 to 2011. Mr. Liang received a bachelor’s degree in computer science from Fuzhou University in 2000.

Wei Song serves as our senior vice president and is responsible for management of enterprise cloud services and related technology management. Prior to joining us in 2013, Mr. Song served as a senior architect at Baidu (Nasdaq: BIDU) from 2010 to 2013. Mr Song was a specialist of Alibaba (NYSE: BABA) from 2009 to 2010. Mr. Song served as an engineer at Lenovo (HKEx: 0992) from 2004 to 2008. Mr. Song received a master’s degree in computer science from Tiangong University in 2005.

Tao Liu serves as our vice president and is responsible for research and development. Prior to joining us in 2015, Mr. Liu served as a data center architect at Baidu (Nasdaq: BIDU) from 2009 to 2015. Mr. Liu received a bachelor’s degree in 2004 and a PhD in 2009 from University of Science and Technology of China.

Yonghong Hu serves as our senior vice president and is responsible for financial reporting, legal affairs, administrative operation and human resources of our group. Prior to joining us in 2015, Ms. Hu served as the finance director at Phoenix New Media Limited (NYSE: FENG) from 2010 to 2015. Ms. Hu graduated in financial management from Beijing Normal University in 1998.

Employment Agreements and Indemnification Agreements

[We [have entered] into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in the event of, among other things, (i) commitments by such executive officer of any serious breach of the terms and conditions of his or her employment and our internal rules and procedures, (ii) conviction of a criminal offense, or (iii) severe neglect of his or her duties or embezzlement to our detriment. We may terminate an executive officer’s employment at any time by giving a 30 days’ prior written notice. An executive officer may terminate his or her employment at any time by giving a 30 days’ prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for up to two years following the last date of employment. Specifically, each executive officer has agreed not to, among other things, (i) carry out or otherwise be concerned or interested, directly or indirectly, in certain businesses in competition with us; or (ii) assume employment with or provide services to certain of our competitors or engage, directly or indirectly, with such competitors.

We [have also entered] into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Board of Directors

Our board of directors will consist of                directors, including                independent directors, namely                , upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the [NYSE]/[NASDAQ] generally require that a majority of an issuer’s board of directors must consist of independent directors. [However, the Corporate Governance Rules of the [NYSE]/[NASDAQ] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.]

A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. [None of our directors has a service contract with us that provides for benefits upon termination of service as a director.]

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, to which this prospectus forms a part. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                , and is chaired by                . We have determined that                satisfy the requirements of Section 303A of the Corporate Governance Rules of the [NYSE]/[NASDAQ] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that                qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

[reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.]

Compensation Committee. Our compensation committee will consist of                and is chaired by                . [We have determined that                satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the [NYSE]/[NASDAQ].] The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	[overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.]

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of                , and is chaired by                . [We have determined that                satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the [NYSE]/[NASDAQ].] The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	[recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [NYSE]/[NASDAQ] rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to the memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in their entirety upon the completion of this offering, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders.

A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the memorandum and article of association or applicable [NYSE]/[NASDAQ] rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB6.2 million (US$0.9 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2013 Share Option Scheme

We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of the date of this prospectus, options to purchase a total of 191,952,000 ordinary shares are outstanding under the 2013 Share Option Scheme.

The following paragraphs summarize the terms of the 2013 Share Option Scheme.

Eligible participants. Employees, whether full time or part time, of our company, its subsidiaries or any invested entities are eligible to participate in the 2013 Share Option Scheme.

Subscription price. The subscription price in respect of any particular option shall be such price as determined by the board in its absolute discretion at the time of making of the offer (which shall be stated in the offer letter) but in any case the subscription price of options granted after our company or Kingsoft Group has resolved to seek a separate initial public offering and up to date of our company’s initial public offering must not be lower than the new issue price in its initial public offering. In particular, any options granted during the period commencing six months before the lodgment of Form A1 (or its equivalent) up to the date of our company’s initial public offering are subject to this requirement. The subscription price of options granted during such period shall be subject to adjustment to a price not lower than the new issue price in our initial public offering.

Administration. The 2013 Share Option Scheme shall be administrated by the board of our company and Kingsoft Group.

Vesting schedule. The board shall determine the schedule for the vesting of shares comprised in the option on the offer date.

Lapse of options. An option issued under the scheme shall lapse automatically under certain circumstances, including, but not limited to, the expiry of option period, ceasing to be a participant and commencement of the winding-up of our company.

Transfer restrictions. An option shall be personal to the grantee and not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any option.

Termination. We may by resolution in general meeting at any time terminate the operation of the 2013 Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to valid and exercisable in accordance with the 2013 Option Scheme.

2013 Share Award Scheme

We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016 and December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of the date of this prospectus, a total of 165,854,176 awarded shares are outstanding under the 2013 Share Award Scheme.

The following paragraphs summarize the terms of the 2013 Share Award Scheme.

Types of awards. The 2013 Share Award Scheme provides for the award of our ordinary shares by the board subject to certain terms and conditions as it may think fit to selected employees.

Award notice. Our company shall inform the selected employees by written notice in such form as our company may from time to time determine requiring the selected employees to undertake to hold the award on the terms on which it is to be granted and to be bound by the rules of the 2013 Share Award Scheme.

Eligibility. Employees, whether full time or part time, of our company, its subsidiaries or any entity in which the company and its owned subsidiaries holds any equity interest are eligible to participate in the 2013 Share Award Scheme.

Plan administration. The 2013 Share Award Scheme shall be administrated by the board of our Company.

Lapse of the awards. An award will automatically lapse if (i) a selected employee ceases to be an eligible employee, (ii) a selected employee is found to be an excluded employee, or (iii) a selected employee has breached the 2013 Share Award Scheme or any exhibit hereof in any material respect, or (iv) the company by which a selected employee is employed ceases to be a member of the group or any entity in which the group holds any equity interest, or (v) an order for the winding-up of our company is made or a resolution is passed for the voluntary winding-up of our company.

Transfer restrictions. Any award made under the 2013 Share Award Scheme shall be personal to the selected employee to whom it is made and shall not be assignable and no selected employee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interests in favor of any other third party over or in relation to either the awarded share referable to him pursuant to such award (regardless of whether it has been vested) or any beneficial interest therein.

Termination. The 2013 Share Award Scheme will terminate on the earliest of (i) the end of February 21, 2023, being the day before the 10th anniversary of the adoption date, (ii) the date when an order for the winding up of our company is made or a resolution is passed for the voluntary winding-up of our company (otherwise than for the purposes of an amalgamation, reconstruction or scheme of arrangement), and, (iii) such date of early termination as determined by the Board, unless terminated at an earlier date by our board of directors.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options and awarded shares that we granted to our directors and executive officers:

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jun Lei	—	—	—	—
Yulin Wang	89,000,000	nil to 0.86978	various dates from February 22, 2013 to January 20, 2020	various dates from February 22, 2023 to January 20, 2030
Haijian He	—	—	—	—
Tao Zou	—	—	—	—
Shou Zi Chew	—	—	—	—
Shouxing Liang	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Wei Song	*	nil to 0.86978	various dates from November 20, 2013 to December 5, 2019	various dates from November 20, 2023 to December 5, 2029
Tao Liu	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Yonghong Hu	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029

Note:
*	Less than 1% of our total outstanding shares.

As of the date of this prospectus, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 141,852,000 ordinary shares, with exercise prices ranging from US$0.02 per share to the initial public offering price of              per share, and (ii) 76,854,176 outstanding awarded shares.

For discussions of our accounting policies and estimates for options and awards granted pursuant to the 2013 Share Option Scheme and the 2013 Share Award Scheme, respectively, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

PRINCIPAL [AND SELLING] SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding preferred shares into ordinary shares on a one-to-one basis, by:

•	each of our directors and executive officers; [and]

•	each person known to us to beneficially own more than 5% of our ordinary shares[; and]

•	[the selling shareholders.]

The calculations in the table below are based on 2,510,679,571 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and                 ordinary shares outstanding immediately after the completion of this offering, including (i)                 ordinary shares to be sold by us in this offering in the form of ADSs, (ii)                 ordinary shares converted from outstanding ordinary shares and preferred shares, and excluding (i) the 240,451,179 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by TMF Trust (HK) Limited, as trustee of the share awards, (ii) the 33,605,125 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by Autogold Limited, (iii) the 9,600,000 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by River Jade Holdings Limited, a British Virgin Islands company ultimately controlled by Mr. Wang assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After this Offering
	Number	%**	Number	%	Percentage of aggregate voting power***
Directors and Executive Officers:†
Jun Lei (1)	414,376,000	16.5
Yulin Wang(2)	15,000,000	0.6
Haijian He	—	—
Tao Zou	—	—
Shou Zi Chew	—	—
Shouxing Liang	—	—
Wei Song	—	—
Tao Liu	—	—
Yonghong Hu	—	—
All directors and executive officers as a group	429,376,000	17.1
Principal [and selling] Shareholders:
Kingsoft Corporation Limited (3)	1,407,275,559	56.1
Xiaomi Corporation (4)	414,376,000	16.5

Notes:

*	Less than 1% of our total outstanding shares on an as-converted basis.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,510,679,571 being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The address of our directors and executive officers except for Mr. Jun Lei and Mr. Shou Zi Chew is Kingsoft Tower, No. 33, Xiao Ying West Road, Haidian District Beijing, 100085, the People’s Republic of China. The business address of Mr. Jun Lei and Mr. Shou Zi Chew is Xiaomi Science and Technology Park, Anning Zhuang Road, Haidian District, Beijing, 100085, the People’s Republic of China.

(1)	Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.
(2)

Represent 15,000,000 ordinary shares held by Autogold Limited, a British Virgin Islands company wholly owned by Prosper River Group Limited and ultimately controlled by The YTCM Trust. The YTCM Trust is a trust established under the laws of the Republic of Singapore and managed by Vistra Trust (Singapore) Pte. Limited as the trustee. Mr. Yulin Wang is the settlor of the trust, and Mr. Yulin Wang and his family members are the trust’s beneficiaries. The registered address of Autogold Limited is c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)

Represent 669,000,000 ordinary shares, 134,740,000 Series A convertible preferred shares, 79,873,872 Series B convertible preferred shares, 102,292,296 Series C Preferred Shares and 421,369,391 Series D Preferred Shares directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands.

(4)

Represent 91,000,000 ordinary shares and 323,376,000 Series A convertible preferred shares directly held by Xiaomi Corporation, a Cayman Islands company. The registered address of Xiaomi Corporation is PO Box 309, Ugland House, Grand Cayman, KY1-11074, Cayman Islands.

As of the date of this prospectus, none of our outstanding ordinary shares or preferred shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders. Upon the completion of this offering, Kingsoft Group will remain our largest shareholder.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements by and among our PRC subsidiaries, our VIEs and the shareholders of our VIEs.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Registration Rights Agreement

See “Description of Share Capital—Registration Rights Agreement.”

Share Incentives

See “Management—Share Incentive Plan.”

Transactions with Kingsoft Group

Intellectual Property Licenses

On November 9, 2012, Kingsoft Group, as the licensor, and we, as the licensee, entered into a license agreement in relation to the licensing of certain trademarks and patents, which was later supplemented on January 28, 2013 and September 13, 2017 (collectively, the “2012 License Agreement”). On December 18, 2019, in connection with this offering, Kingsoft Group, as the licensor, and we, as the licensee, have entered into a trademark license agreement (the “Trademark License Agreement”) and a patent license agreement (the “Patent License Agreement”, and together with the Trademark License Agreement, the “2019 License Agreements”). The 2019 License Agreements superseded and replaced the 2012 License Agreement in its entirety.

Pursuant to the Trademark License Agreement, Kingsoft Group granted us the license of certain trademarks, including “Kingsoft Cloud” and “金山云,” in specified areas. The license remains valid until expiry of the trademarks or until certain conditions as agreed and stipulated in the Trademark License Agreement are no longer satisfied, whichever is earlier.

Pursuant to the Patent License Agreement, Kingsoft Group granted us the license of certain patents in specified areas. The license remains valid until expiry of the patents or until certain conditions as agreed and stipulated in Patent License Agreement are no longer satisfied, whichever is earlier. We have accrued all the specified fees in relation to the licensed patents.

Other Transactions with Kingsoft Group

In 2017, 2018 and the nine months ended September 30, 2019, we generated public cloud service revenues of RMB49.6 million, RMB77.7 million (US$10.9 million) and RMB85.3 million (US$11.9 million), respectively, from Kingsoft Group.

In 2017, 2018 and the nine months ended September 30, 2019, we incurred interest expenses for loans provided by Kingsoft Group of RMB30.2 million, RMB25.1 million (US$3.5 million) and RMB4.9 million (US$0.7 million), respectively. In 2017, 2018 and the nine months ended September 30, 2019, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB18.2 million, RMB21.3 million (US$3.0 million) and RMB17.7 million (US$2.5 million), respectively.

In 2014, we entered into a loan agreement with Kingsoft Group, pursuant to which Kingsoft Group agreed to provide a facility of US$500.0 million to us to facilitate our daily operational cash flow needs. The maturity date of the facility is three years from the draw down date. As of December 31, 2018, RMB225.0 million (US$31.5 million) was provided under this facility at an interest rate of 5.23% per annum. As of September 30, 2019, the entire outstanding balance was fully repaid.

As of September 30, 2019, we had amounts due from Kingsoft Group RMB48.4 million (US$6.8 million) for public cloud services.

As of September 30, 2019, we had amounts due to Kingsoft Group RMB79.2 million (US$11.1 million), which mainly represent rental of office space and administrative services from Kingsoft Group.

Transactions with Xiaomi

In 2017, 2018 and the nine months ended September 30, 2019, we generated public cloud service revenues of RMB322.9 million, RMB546.6 million (US$76.5 million) and RMB438.1 million (US$61.3 million), respectively, from Xiaomi. In 2017, we also generated enterprise cloud service revenues of RMB11.3 million from Xiaomi.

In the fourth quarter of 2018, we incurred cost of revenues for services provided by Xiaomi of RMB18.9 million (US$2.6 million). In the nine months ended September 30, 2019, we purchased devices from Xiaomi of RMB0.9 million (US$0.1 million). In the nine months ended September 30, 2019, we incurred expenses for rental of building from Xiaomi of RMB7.2 million (US$1.0 million).

As of September 30, 2019, we had amounts due from Xiaomi RMB96.9 million (US$13.6 million) for public cloud services we provided.

As of September 30, 2019, we had amounts due to Xiaomi RMB20.4 million (US$2.8 million) for services provided by Xiaomi.

Other Related Party Transactions

Transactions with Cheetah Group

Cheetah Mobile Inc. is an entity that Kingsoft Group exercises significant influence over.

In 2017, 2018 and the nine months ended September 30, 2019, we generated public cloud service revenues of RMB23.9 million, RMB6.2 million (US$0.9 million) and RMB6.6 million (US$0.9 million), respectively, from Cheetah Group.

As of September 30, 2019, we had amounts due from Cheetah Group RMB0.9 million (US$0.1 million) for public cloud services.

Transactions with Management

As of September 30, 2019, we had amounts due from management of RMB23.8 million (US$3.3 million) representing interest bearing loans to senior executives, including Mr. Yulin Wang, Mr. Shouxing Liang, Mr. Wei Song, Mr. Tao Liu and Ms. Yonghong Hu, among others, which will be fully repaid by the senior executives in March 2020.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital consists of US$3,000,000 divided into (i) 1,282,750,429 ordinary shares with a par value of US$0.001 each, (ii) 458,116,000 convertible Series A preferred shares with a par value of US$0.001 each, and (iii) 153,603,600 convertible Series B preferred shares with a par value of US$0.001 each, (iv) 185,665,192 redeemable convertible Series C preferred shares with a par value of US$0.001 each, (v) 842,738,782 redeemable convertible Series D preferred shares with a par value of US$0.001 each, and (vi) 77,125,997 redeemable convertible Series D+ preferred shares with a par value of US$0.001 each.

As of the date of this prospectus, there are 2,510,679,571 ordinary shares issued and outstanding and a total of 283,656,304 ordinary shares issued but deemed to be not outstanding, including (i) the 240,451,179 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by TMF Trust (HK) Limited, as trustee of the share awards, (ii) the 33,605,125 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by Autogold Limited, (iii) the 9,600,000 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by River Jade Holdings Limited, a British Virgin Islands company ultimately controlled by Mr. Wang. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be redesignated or converted into ordinary shares on a one-for-one basis.

We plan to adopt, subject to the approval of the existing shareholders, an amended and restated memorandum and articles of association, which will become effective upon completion of this offering and replace the current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital immediately prior to the completion of the offering will be US$                 divided into                 ordinary shares of a par value of US$0.001 each. We will issue                ordinary shares represented by ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

[Ordinary Shares

General. Immediately after the completion of this offering, our issued and outstanding ordinary shares will consist of                ordinary shares, assuming the underwriters do not exercise their option to acquire additional ADSs. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. Subject to the Companies Law, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for ordinary share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or instalments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

Transfer of Ordinary Shares. Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the [NASDAQ/NYSE] or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the [NASDAQ/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation. Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to our memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the [NASDAQ/NYSE], the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Register of Members

In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

The depositary will be included in our register of members as the only holder of the common shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law. In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law.

The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides members.

In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England.

In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of

Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.]

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands Law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our post-offering amended and restated memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Law may provide shareholders with limited rights to requisition a general meeting, but such rights must be stipulated in the articles of association of the Company.

Any one or more shareholders holding not less than two-thirds of the votes attaching to the total issued and paid up share capital of the Company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or

(vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-

offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On December 7, 2018, we issued 62,280,000 ordinary shares to TMF Trust (HK) Limited, as trustee of the share awards, in relation to the share awards under our share incentive plans.

On November 6, 2019, we issued 141,850,828 ordinary shares to TMF Trust (HK) Limited, as trustee of the share awards, in relation to the share awards under our share incentive plans.

Preferred Shares

On September 21, 2017, we issued 58,922,728 Series D preferred shares to Kingsoft Corporation Limited for a consideration of US$50,000,000.

On September 21, 2017, we issued 58,922,728 Series D preferred shares to METAWIT CAPITAL L.P. (formerly known as LIYUE JINSHI INVESTMENT L.P.) for a consideration of US$50,000,000.

On December 6, 2017, we issued 117,845,456 Series D preferred shares to Kingsoft Corporation Limited for a consideration of US$100,000,000.

On December 6, 2017, we issued 81,313,365 Series D preferred shares to New Cloud Ltd. for a consideration of US$69,000,000.

On February 28, 2018, we issued 129,630,002 Series D preferred shares to Kingsoft Corporation Limited for a consideration of US$110,000,000.

On February 28, 2018, we issued 58,922,728 Series D preferred shares to METAWIT CAPITAL L.P. for a consideration of US$50,000,000.

On February 28, 2018, we issued 11,784,546 Series D preferred shares to Shunwei Growth III Limited for a consideration of US$10,000,000.

On February 28, 2018, we issued 58,922,728 Series D preferred shares to Precious Steed Limited for a consideration of US$50,000,000.

On March 29, 2018, we issued 114,971,205 Series D preferred shares to Kingsoft Corporation Limited for a consideration of US$100,000,000.

On March 29, 2018, we issued 57,485,603 Series D preferred shares to FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner) for a consideration of US$50,000,000.

On March 29, 2018, we issued 57,485,602 Series D preferred shares to FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios) for a consideration of US$50,000,000.

On May 25, 2018, we issued 36,532,091 Series D preferred shares to New Cloud Ltd. for a consideration of US$31,000,000.

On December 27, 2019, we issued 55,089,998 Series D+ preferred shares to China Internet Investment Fund for a consideration of US$50,000,000.

On December 27, 2019, we issued 22,035,999 Series D+ preferred shares to Design Time Limited for a consideration of US$20,000,000.

All of our preferred shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of one-to-one, adjusted for share splits, share dividends, recapitalizations and similar transactions.

Option and Awarded Share Grants

We have granted options to purchase our ordinary shares and awarded shares to certain of our executive officers and employees. See “Management—Share Incentive Plan.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on December 27, 2019 by and among us, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including right of participation, drag-along right and information and inspection right and contains provision governing the board of directors and other corporate governance matters. These special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Registration Rights Agreement

We have entered into a registration rights agreement with ChinaAMC Special Investment Limited, Buddies Team Limited, Celestial Power Limited, Metawit Capital L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FutureX Innovation SPC—Special Opportunity Fund VI SP, FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), Howater Innovation I Limited Partnership, China Internet Investment Fund, Design Time Limited and Kingsoft Corporation Limited on December 27, 2019. Pursuant to the registration rights agreement, we have granted certain registration rights to such shareholders as described below, which rights will terminate upon the earliest to occur of (a) the fifth anniversary of the consummation of an initial public offering; or (b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such shareholders’ registrable securities without limitation during a thirty-day period without registration. As of the date of this prospectus, such shareholders held an aggregate of 134,740,000 Series A preferred shares, an aggregate of 153,603,600 Series B preferred shares, an aggregate of 185,665,192 Series C preferred shares, an aggregate of 842,738,782 Series D preferred shares, an aggregate of 77,125,997 Series D+ preferred shares, and an aggregate of 669,000,000 ordinary shares.

Demand Registration Rights

At any time after the earlier of (i) December 27, 2023, or (ii) the first anniversary of the consummation of an initial public offering, holders holding in the aggregate not less than 30% of the registrable securities then outstanding may make a written request to the Company to register, and the Company shall use its best efforts to register, under the Securities Act the number of registrable securities specified in such requests, provided, however, that (i) the Company shall not be obligated to effect more than two such demand registrations and (ii) the Company shall not be obligated to effect a demand registration if the initiating holders propose to sell their registrable securities in an amount less than 30% of the registrable securities then outstanding.

If the managing underwriters or underwriters selected of any underwritten offering believe that the registration of all or part of the registrable securities which the holders have requested to be included would materially adversely affect the success of such public offering, then the Company shall be required to include in the underwritten offering, to the extent of the amount that the managing underwriters or underwriters selected believe may be sold without causing such adverse effect, first, all of the registrable securities to be offered for the account of the holders, pro rata based on the number of registrable securities owned by such holders; and second, any other securities requested to be included in such offering.

Piggyback Registration Rights

If the Company proposes to register any ordinary shares in connection with an offering by the Company for its own account (other than a registration utilizing Form F-4 or F-8 or any successor thereto) or for the account of any shareholder of the Company other than a holder of the registrable securities, then each holder shall have the right to have all or any portion of its registrable securities included in such registration.

If the managing underwriters of any underwritten offering determine that the registration of all or part of the registrable securities which the holders have requested to be included would materially adversely affect the success of such offering, then the Company shall be required to include in such registration, to the extent of the amount that the managing underwriters believe may be sold without causing such adverse effect, first, all of the securities to be offered for the account of the Company; second, the registrable securities to be offered for the account of the holders, pro rata based on the number of registrable securities owned by each such holder; and third, any other securities requested to be included in such offering.

F-3 Registration Rights

At any time following the consummation of an IPO, after the Company becomes eligible to use Form F-3 in connection with a public offering of its securities, holder(s) holding in the aggregate not less than 30% of the registrable securities may make a written request to the Company to register, and the Company shall use its commercially reasonable efforts to register, under the Securities Act on Form F-3 the number of registrable securities specified in such request within 60 days after the Company receives such written request. However, the Company shall not be required to effect any such registration (a) within 90 days after the effective date of any other registration statement of the Company; (b) if within the twelve month period preceding the date of such request, the Company has effected two such registrations on Form F-3; (c) if Form F-3 is not available for such offering by such holders; or (d) if holders requesting inclusion of registrable securities in such registration propose to sell such registrable securities at an aggregate price to the public of less than US$2,000,000.

If the managing underwriters or underwriters selected of any underwritten offering believe that the registration of all or part of the registrable securities which the holders have requested to be included would materially adversely affect the success of such public offering, then the Company shall be required to include in the underwritten offering, to the extent of the amount that the managing underwriters or underwriters selected believe may be sold without causing such adverse effect, first, all of the registrable securities to be offered for the account of the holders, pro rata based on the number of registrable securities owned by such holders; and second, any other securities requested to be included in such offering.

Registration Expenses

The Company shall pay all expenses arising from or incident to its performance of, or compliance with, the registration rights agreement, subject to certain exceptions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                shares (or a right to receive                shares) deposited with             , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at             .             ’s principal executive office is located at             .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in the Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender the ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between the registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                 ADSs outstanding, representing                ordinary shares, or approximately                % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [NYSE]/[NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, [our directors, executive officers and our existing shareholders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately                ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NYSE]/[NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights Agreement.”

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we [have obtained] an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from December 23, 2019.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, our Cayman Islands holding company would be subject to 25% enterprise income tax on its worldwide income. Further, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. Holders may be taxable at the reduced rates applicable to “qualified dividend income” if certain conditions are met, and provided that we are not a PFIC for the taxable year of distribution and were not a PFIC for the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (in the case of ordinary shares) or the depositary’s (in the case of ADSs) actual or constructive receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income, and generally will constitute passive income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of

China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules described below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source income and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash-equivalents are passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income. However, in determining the annual PFIC status of a foreign corporation, the value of its goodwill is not taken into account if the company is a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) that is not publicly traded “for the taxable year.” We are not actually controlled by “United States shareholders” for purposes of the CFC rules. Therefore, we do not expect to be a CFC for the taxable year, provided that certain ownership attribution rules will not apply to treat us as constructively controlled by U.S. subsidiaries of our controlling shareholder. Under recently proposed Treasury regulations (which taxpayers can rely on if they and their related persons apply them consistently to all foreign corporations) for purposes of the PFIC rules we would not be treated as constructively controlled by such U.S. subsidiaries. The reminder of this discussion assumes that pursuant to the proposed Treasury regulations a U.S. Holder will not treat us as a CFC.

Based on the current and expected composition of our income and assets and value of our assets, including goodwill, which is based, in part, on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Because we will hold a substantial amount of cash and cash-equivalents following this offering, our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and the cash. Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by any Lower-tier PFIC and (ii) dispositions of shares of any Lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held our ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable years before the first taxable year in which we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that any distribution received by a U.S. Holder in any year on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless we ceased to be a PFIC and the U.S. Holder made a timely “deemed sale” election with respect to the ADSs or ordinary shares, in which case such U.S. Holder would be deemed to have sold the ADSs or ordinary shares held at their fair market value, and any gain on the deemed sale would be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The [NASDAQ/NYSE], where the ADSs, but not the ordinary shares, are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. Holder’s adjusted tax basis in the ADSs and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will not be available.

If we were a PFIC (or, with respect to a particular U.S. Holder, were treated as a PFIC) for any taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above under “—Taxation of Distributions” with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holders owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or exchange of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup holding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of the ADSs or ordinary shares, or any non-U.S. accounts through which the ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ADSs or ordinary shares.

UNDERWRITING

We[, the selling shareholders] and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below.              are the representatives of the underwriters.

Underwriters	Number of ADSs
J.P. Morgan Securities LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Total

The underwriters are committed, severally and not jointly, to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. [If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.]

The underwriters have an option to buy up to an additional              ADSs from the [company/selling shareholders] to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us[ and the selling shareholders]. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional ADSs.

Paid by Us

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

[Paid by the Selling Shareholders]

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

[We and our officers, directors, all of our shareholders and all holders of our share-based awards, including the selling shareholders], have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

[An application has been made] to list the ADSs on the [NYSE/NASDAQ] under the symbol “            ”.

In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on [NYSE/NASDAQ], in the over-the-counter market or otherwise.

We[ and the selling shareholders] estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We[ and the selling shareholders] have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may at any time purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of UBS Securities LLC is 1285 Avenue of The Americas, New York, NY 10019, United States. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States.

[Directed Share Program]

[At our request, the underwriters have reserved up to             % of the ADSs offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their families. Any sales made through the directed share program will be made by             . We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b) you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the British Virgin Islands Business Companies Act, 2004, or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Canada

The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Quebec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE]/[NASDAQ] listing fee, all amounts are estimates. We will pay all of the expenses of this offering.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
[NYSE]/[Nasdaq] listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$

Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York State law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Han Kun Law Offices. Davis Polk & Wardwell LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Kirkland  & Ellis International LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Kingsoft Cloud Holdings Limited as of December 31, 2018 and for each of the two years in the period ended December 31, 2018, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming LLP are located at Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

KINGSOFT CLOUD HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Kingsoft Cloud Holdings Limited (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

December 20, 2019, except for Note 20, as to which the date is January 23, 2020

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at December 31
	Notes	2018	2018
		RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,507,071	210,847
Accounts receivable, net of allowance of RMB2,249 (US$315) as of December 31, 2018	5	541,584	75,770
Short-term investments		2,208,105	308,925
Prepayments and other assets	6	281,090	39,326
Amounts due from related parties	17	196,559	27,500

Total current assets		4,734,409	662,368

Non-current assets:
Property and equipment, net	7	1,043,155	145,943
Intangible assets, net	8	10,147	1,420
Prepayments and other assets	6	64,152	8,975
Equity investment		5,000	700
Amounts due from related parties	17	2,336	327

Total non-current assets		1,124,790	157,365

Total assets		5,859,199	819,733

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,231,051 (US$172,230) as of December 31, 2018):
Accounts payable		720,805	100,844
Accrued expenses and other current liabilities	9	423,634	59,269
Long-term bank loan, current portion	10	80,786	11,302
Income tax payable	11	7,028	983
Amounts due to related parties	17	204,634	28,629

Total current liabilities		1,436,887	201,027

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at December 31
	Notes	2018	2018
		RMB	US$
Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB319,735 (US$44,733) as of December 31, 2018):
Long-term bank loan	10	174,352	24,393
Deferred tax liabilities	11	383	54
Amounts due to related parties	17	145,000	20,286

Total non-current liabilities		319,735	44,733

Total liabilities		1,756,622	245,760

Commitments and contingencies	18
Mezzanine equity:
Series B convertible preferred shares (par value of US$0.001 per share; 153,603,600 shares authorized, issued and outstanding as of December 31, 2018)	13	337,268	47,186
Series C redeemable convertible preferred shares (par value of US$0.001 per share; 185,665,192 shares authorized, issued and outstanding as of December 31, 2018)	13	1,043,147	145,942
Series D redeemable convertible preferred shares (par value of US$0.001 per share; 842,738,782 shares authorized, issued and outstanding as of December 31, 2018)	13	5,965,273	834,572

Total mezzanine equity		7,345,688	1,027,700

Shareholders’ deficit:
Series A convertible preferred shares (par value of US$0.001 per share; 458,116,000 shares authorized, issued and outstanding as of December 31, 2018)	13	123,186	17,234
Ordinary shares (par value of US$0.001 per share; 1,359,876,426 shares authorized, 935,235,476 shares issued, 793,430,000 shares outstanding as of December 31, 2018)		4,851	679
Additional paid-in capital		—	—
Accumulated deficit		(3,790,898)	(530,365)
Accumulated other comprehensive income	19	419,750	58,725

Total shareholders’ deficit		(3,243,111)	(453,727)

Total liabilities, mezzanine equity and shareholders’ deficit		5,859,199	819,733

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
Revenues:	4,17
Public cloud services (including related party amounts of RMB396,453 and RMB630,511 (US$88,212) for the years ended December 31, 2017 and 2018, respectively)		1,202,485	2,110,513	295,272
Enterprise cloud services (including related party amounts of RMB11,321 and RMB nil (US$ nil) for the years ended December 31, 2017 and 2018, respectively)		15,271	94,369	13,203
Others		18,211	13,290	1,859

Total revenues		1,235,967	2,218,172	310,334

Cost of revenues (including related party amounts of RMB nil and RMB18,868 (US$2,640) for the years ended December 31, 2017 and 2018, respectively)	17	(1,354,153)	(2,418,562)	(338,370)

Gross loss		(118,186)	(200,390)	(28,036)
Operating expenses:
Selling and marketing expenses		(115,861)	(191,671)	(26,816)
General and administrative expenses		(93,649)	(146,846)	(20,545)
Research and development expenses		(399,209)	(440,518)	(61,631)

Total operating expenses		(608,719)	(779,035)	(108,992)

Operating loss		(726,905)	(979,425)	(137,028)
Interest income		19,628	116,500	16,299
Interest expense		(36,410)	(38,826)	(5,432)
Foreign exchange gain (loss)		25,863	(102,202)	(14,299)
Changes in fair value of financial instruments	2	3,016	6,404	896
Other income, net		1,226	739	103

Loss before income taxes		(713,582)	(996,810)	(139,461)
Income tax expense	11	(668)	(9,632)	(1,348)

Net loss		(714,250)	(1,006,442)	(140,809)
Accretion to redemption value of redeemable convertible preferred shares	13	(605,515)	(742,472)	(103,875)

Net loss attributable to ordinary shareholders		(1,319,765)	(1,748,914)	(244,684)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31
	Notes	2017	2018	2018
		RMB	RMB	US$
Net loss per share:
Basic and diluted	16	(1.66)	(2.20)	(0.31)
Shares used in the net loss per share computation:
Basic and diluted	16	793,430,000	793,430,000	793,430,000
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(89,414)	401,820	56,217

Comprehensive loss		(803,664)	(604,622)	(84,592)
Accretion to redemption value of redeemable convertible preferred shares		(605,515)	(742,472)	(103,875)

Comprehensive loss attributable to ordinary shareholders		(1,409,179)	(1,347,094)	(188,467)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount	Number of shares*	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	458,116,000	123,186	793,430,000	4,851	—	107,344	(860,169)	(624,788)
Net loss for the year	—	—	—	—	—	—	(714,250)	(714,250)
Other comprehensive loss	—	—	—	—	—	(89,414)	—	(89,414)
Share-based compensation (Note 14)	—	—	—	—	91,009	—	—	91,009

Accretion to redemption value of redeemable convertible preferred shares (Note 13)	—	—	—	—	(91,009)	—	(514,506)	(605,515)

Balance as of December 31, 2017	458,116,000	123,186	793,430,000	4,851	—	17,930	(2,088,925)	(1,942,958)
Net loss for the year	—	—	—	—	—	—	(1,006,442)	(1,006,442)
Other comprehensive income	—	—	—	—	—	401,820	—	401,820
Share-based compensation (Note 14)	—	—	—	—	46,941	—	—	46,941
Accretion to redemption value of redeemable convertible preferred shares (Note 13)	—	—	—	—	(46,941)	—	(695,531)	(742,472)

Balance as of December 31, 2018	458,116,000	123,186	793,430,000	4,851	—	419,750	(3,790,898)	(3,243,111)

Balance as of December 31, 2018, in US$	458,116,000	17,234	793,430,000	679	—	58,725	(530,365)	(453,727)

*	As of December 31, 2018, 141,805,476 ordinary shares were held by share based payment vehicles in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(714,250)	(1,006,442)	(140,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	297,647	412,352	57,690
Share-based compensation	91,009	46,941	6,567
Allowance for doubtful accounts	394	66	10
Gain on disposal of property and equipment	(152)	(244)	(34)
Changes in fair value of financial instruments	(3,016)	(6,404)	(896)
Foreign exchange (gain) loss	(25,863)	102,202	14,299
Changes in operating assets and liabilities:
Accounts receivable	(221,640)	(46,721)	(6,537)
Prepayment and other assets	(39,208)	(25,249)	(3,532)
Amounts due from related parties	(154,787)	5,268	737
Accounts payable	285,704	260,090	36,388
Accrued expenses and other current liabilities	330,058	(132,973)	(18,603)
Amounts due to related parties	18,909	3,386	474
Income tax payable	668	4,618	647

Net cash used in operating activities	(134,527)	(383,110)	(53,599)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the year ended December 31
		2017	2018	2018
		RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(346,083)	(1,094,640)	(153,146)
Purchases of intangible assets		(4,898)	(1,552)	(217)
Purchases of short-term investments		(1,901,895)	(2,866,795)	(401,079)
Proceeds from maturities of short-term investments		398,580	2,784,428	389,556
Acquisition of an equity investment		—	(5,000)	(700)
Asset-related government grants received		39,560	10,000	1,399
Cash paid for 2016 business acquisition		(5,900)	—	—

Net cash used in investing activities		(1,820,636)	(1,173,559)	(164,187)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bank loan		—	(80,000)	(11,192)
Proceeds from long-term bank loan		15,605	—	—
Repayments of capital lease obligations		(10,652)	(6,551)	(917)
Proceeds from loan due to a related party		145,000	—	—
Repayment of loan due to a related party		(65,000)	(329,500)	(46,099)
Proceeds from warrants		53,186	—	—
Proceeds from redeemable convertible preferred shares, net of issuance costs		1,723,038	2,851,883	398,993

Net cash generated from financing activities		1,861,177	2,435,832	340,785

Effect of exchange rate changes on cash and cash equivalents		(38,589)	54,471	7,621
Net (decrease) increase in cash and cash equivalents		(93,986)	879,163	122,999
Cash and cash equivalents at beginning of year		706,012	573,437	80,227

Cash and cash equivalents at end of year		573,437	1,507,071	210,847

Supplemental disclosures of cash flow information:
Income taxes paid		—	5,013	701
Interest expense paid		43,579	33,544	4,693
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other current liabilities	9	100,600	132,686	18,563
Conversion of warrants into Series D redeemable convertible preferred shares	12	—	42,365	5,927

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”) and the United States (the “U.S.”).

As of December 31, 2018, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

Name	Place of establishment	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Kingsoft Cloud Inc.	U.S.	December 22, 2017	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	PRC	December 15, 2015	100%	Research and development

Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	PRC	April 13, 2018	Nil	Investment holding

Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services

*	collectively, the “WFOE”

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. The Company has been determined to be the most closely associated with the VIEs within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Shareholder Voting Right Trust Agreements

Pursuant to the shareholder voting right trust agreements signed amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, each Nominee Shareholder irrevocably authorizes the person designated by Beijing Kingsoft Cloud to act as his, her or its attorney-in-fact (“AIF”) to exercise on such Nominee Shareholder’s behalf any and all rights that such shareholder has in respect of his, her or its equity interests in Zhuhai Kingsoft Cloud. Beijing Kingsoft Cloud has the right to replace the authorized AIF at any time upon written notice without consent from the other parties. The rights as a shareholder of Zhuhai Kingsoft Cloud, including, but not limited to, the right to attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment of executive directors and senior management. The shareholder voting right trust agreements have a term of 10 years and are subject to automatic renewal on an annual basis unless they are terminated by Beijing Kingsoft Cloud at its sole discretion. Zhuhai Kingsoft Cloud and its Nominee Shareholders have no right to unilaterally terminate the agreement.

The terms of the shareholder voting right trust agreements signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Loan Agreements

Beijing Kingsoft Cloud has granted interest-free loans with an aggregate amount of RMB279 to one shareholder of Zhuhai Kingsoft Cloud. The loan was solely for the purposes of capital injection of Zhuhai Kingsoft Cloud. The loans are only repayable by the shareholder through a transfer of her equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Loan Agreements (Continued)

The terms of the loan agreement signed between Yunxiang Zhisheng and all Nominee Shareholders of Kingsoft Cloud Information are the same as the terms described above, except that the total amount of loans extended to all Nominee Shareholders of Kingsoft Cloud Information is RMB10,000.

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement between Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, Beijing Kingsoft Cloud has an exclusive irrevocable option to purchase, all or part of the equity interests in Zhuhai Kingsoft Cloud, when and to the extent permitted under PRC law. The purchase price of the equity interests in Zhuhai Kingsoft Cloud shall be equal to the minimum amount of consideration permitted by applicable PRC law or either RMB 0.001 or the loan amount, whichever is higher. In addition, the Nominee Shareholders granted Beijing Kingsoft Cloud an exclusive right to designate one or more persons to purchase all or part of the equity interests in Zhuhai Kingsoft Cloud. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

The terms of the exclusive purchase option agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Exclusive Consultation and Technical Services Agreements

Pursuant to the exclusive consultation and technical services agreement between Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud, Beijing Kingsoft Cloud has the sole and exclusive right to provide Zhuhai Kingsoft Cloud consulting services and technical services. Without the prior written consent of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud may not directly or indirectly accept any services subject to the exclusive consultation and technical services agreement from any third party, while Beijing Kingsoft Cloud has the right to designate any party to provide such services. Zhuhai Kingsoft Cloud will pay Beijing Kingsoft Cloud a service fee periodically which is adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical services agreement will remain effective for 20 years unless both parties agree to terminate the agreement. The agreement can also be renewed at the discretion of Beijing Kingsoft Cloud.

The terms of the exclusive consultation and technical services agreement signed between Yunxiang Zhisheng and Kingsoft Cloud Information are the same as the terms described above, except that the agreement will continuously remain effective unless both parties agree to terminate the agreement.

Equity Pledge Agreements

Pursuant to the equity pledge agreement amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to guarantee performance of their obligations under the Contractual Agreements described above. During the term of the equity pledge agreement, Beijing Kingsoft Cloud has the right to receive all of Zhuhai Kingsoft Cloud’s dividends and profits distributed on the pledged equity. In the event of a breach

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Equity Pledge Agreements (Continued)

by Zhuhai Kingsoft Cloud or any of its Nominee Shareholders of the contractual obligations under the equity pledge agreement, Beijing Kingsoft Cloud, as pledgee, will have the right to dispose of the pledged equity interests in Zhuhai Kingsoft Cloud and will have priority in receiving the proceeds from such disposal. Zhuhai Kingsoft Cloud and its Nominee Shareholders undertake that, without the prior written consent of Beijing Kingsoft Cloud, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will be in effect permanently until Zhuhai Kingsoft Cloud and its Nominee Shareholders have fulfilled all the obligations under the Contractual Agreements.

The terms of the equity pledge agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

In November and December 2019, Contractual Agreements were supplemented by the following terms:

a)	Shareholder Voting Right Trust Agreements

•	The shareholder voting right trust agreements are valid as long as the Nominee Shareholders remain the shareholders of the VIEs.

b)	Exclusive Purchase Option Agreements

•

Without the prior consent of the WFOE, the VIEs and the Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders.

•

Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to the WFOE or their designated person(s), to the extent permitted under PRC laws.

c)	Exclusive Consultation and Technical Service Agreements

•	The exclusive consultation and technical services agreements will remain effective unless terminated by the WFOE at its sole discretion.

d)	Financial Support Undertaking Letter

•

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or its Nominee Shareholders do not have sufficient funds or are unable to repay.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

e)	Resolutions of all Shareholders and resolution of the Board of Directors of the Company

•

The Shareholders and the Company’s Board of Directors resolved that the rights under the Shareholder Voting Right Trust Agreements and the Exclusive Purchase Option Agreements were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

As a result, the power and the rights pursuant to the shareholder voting right trust agreements have since been effectively reassigned to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIEs through the financial support as described above. The Company and the WFOE, as a group of related parties, have held all of the variable interests of the VIEs. The Company has been determined to be most closely associated with the VIEs within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. As the VIEs were subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs complies with current PRC laws and regulations; and (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current PRC laws or regulations; (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheet, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31
	2018	2018
	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	795,673	111,319
Accounts receivable, net of allowance of RMB2,249 (US$315) as of December 31, 2018	541,584	75,770
Prepayments and other assets	235,302	32,921
Amounts due from related parties	195,769	27,389
Amounts due from subsidiaries of the Group	487,254	68,169

Total current assets	2,255,582	315,568

Non-current assets:
Property and equipment, net	974,053	136,275
Intangible assets, net	9,104	1,273
Prepayments and other assets	64,152	8,975
Equity investment	5,000	700
Amounts due from related parties	2,336	327

Total non-current assets	1,054,645	147,550

Total assets	3,310,227	463,118

Current liabilities
Accounts payable	709,802	99,305
Accrued expenses and other current liabilities	355,236	49,699
Long-term bank loan, current portion	80,786	11,302
Amounts due to related parties	85,227	11,924
Amounts due to subsidiaries of the Group	605,691	84,739

Total current liabilities	1,836,742	256,969

Non-current liabilities
Long-term bank loan	174,352	24,393
Deferred tax liabilities	383	54
Amounts due to related parties	145,000	20,286
Amounts due to subsidiaries of the Group	2,857,548	399,786

Total non-current liabilities	3,177,283	444,519

Total liabilities	5,014,025	701,488

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the years ended December 31
	2017	2018	2018
	RMB	RMB	US$
Revenues	1,235,967	2,218,172	310,334
Net loss	(530,807)	(872,291)	(122,038)
Net cash used in operating activities	(108,750)	(451,199)	(63,125)
Net cash used in investing activities	(293,956)	(990,734)	(138,609)
Net cash generated from financing activities	752,966	1,838,484	257,213

The revenue-producing assets that are held by the VIEs comprise mainly of electronic equipment. The VIEs contributed an aggregate of 100% and 100% of the Group’s consolidated revenue for the years ended December 31, 2017 and 2018, respectively, after elimination of inter-entity transactions.

As of December 31, 2018, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company. The Company did not provide or intend to provide additional financial or other supports not previously contractually required to the VIEs during the years presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, impairment of long-lived assets, realization of deferred tax assets, share-based compensation expense and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and Kingsoft Cloud Inc. is U.S. dollars (“US$”). The functional currency of Kingsoft Cloud Corporation Limited is Hong Kong Dollars (“HK$”). The functional currency of the Company’s subsidiaries and the VIEs located in the PRC is RMB.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ deficit.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.1477 per US$1.00 on September 30, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. There are no restricted cash balances for the periods presented.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months.

Equity investment

The Group’s equity investment are long-term investments in unlisted companies in the PRC. The Group has early adopted ASC 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investment (Continued)

Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. There were no impairment losses and changes resulting from observable price changes for the periods presented.

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, equity investment, accounts payable, amounts due from and due to related parties, long-term bank loan, convertible preferred shares, redeemable convertible preferred shares and warrants. For equity investments, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The carrying amount of the long-term bank loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The convertible preferred shares and redeemable convertible preferred shares were initially recorded at issue price net of issuance costs. As it relates to the redeemable convertible preferred shares, the Group recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable convertible preferred shares to equal the redemption value at the end of each reporting period. The warrants are recorded at fair value as determined on the respective issuance dates and subsequently adjusted to the fair value at each reporting date. The Group determined the fair value of the warrants with the assistance of an independent third party valuation firm. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments, approximate their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. On May 25, 2018, the holder of the Series D redeemable convertible preferred shares warrants (the “Warrants”) exercised all of its Warrants for 36,532,091 Series D redeemable convertible preferred shares (Note 12). As of December 31, 2018, there were no warrants outstanding. Therefore, there are no assets or liabilities measured at fair value on a recurring basis as of December 31, 2018.

The following table presents a reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the periods presented.

	Warrants
	RMB	US$
Balance as of December 31, 2016	—	—
Recognized during the year	(53,186)	(7,441)
Realized income	3,016	422
Foreign exchange translation adjustments	567	79

Balance as of December 31, 2017	(49,603)	(6,940)
Recognized during the year	—	—
Realized income	6,404	896
Settlement (Note 12)	42,365	5,927
Foreign exchange translation adjustments	834	117

Balance as of December 31, 2018	—	—

The amount of total income for the year ended December 31, 2017 included in losses	3,016	422

The amount of total income for the year ended December 31, 2018 included in losses	6,404	896

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3 years
Office equipment and fixtures	5 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Domain names	10 years
Purchased software and copyrights	3–10 years
Others	3 years

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues for the years ended December 31, 2017 and 2018 were generated from the PRC. As of December 31, 2018, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Revenue recognition

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. In July 2015, the FASB approved the deferral of the new standard’s effective date by one year. The new standard is effective for annual reporting periods beginning after December 15, 2017. The FASB permits companies to adopt the new standard early, but not before the original effective date of annual reporting periods beginning after December 15, 2016.

Effective January 1, 2017, the Group elected to adopt the requirements of ASC 606 using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts customers are required to pay before the services are delivered to the customer. Contract liabilities represents the excess of payments received as compared to the consideration earned and is reflected in “accrued expenses and other current liabilities” in the Group’s consolidated balance sheet. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. The nature of the Group’s performance obligation is a single performance obligation to stand ready to provide an unspecified quantify of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

Enterprise cloud services

The Group provides comprehensive customized cloud-based solutions, which are typically completed within one to three months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. The Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group’s technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance, and upgrades during the periods presented was immaterial.

Others

The Group acts an agent to arrange for advertising services to be provided by popular external applications, primarily Xiaomi Corporation (“promotion services”). The Group recognizes revenue on a net basis because the Group is not responsible for fulfilling the promise to provide the specified advertising service, neither does it control the advertising resources nor have inventory risk. The net fee revenue from promotion services is recognized at a point in time when the advertisements are delivered by the external application. The Group discontinued providing all promotion services in early 2019.

Cost of revenue

Cost of revenues primarily includes bandwidth and internet data center costs, depreciation expense of electronic equipment, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development

Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2017 and 2018, the advertising expenses were approximately RMB11,903 and RMB23,030 (US$3,222), respectively.

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The remaining government grants are related to acquisition of assets. The grants are recorded as “deferred government grants” included in the accrued expenses and other current liabilities line item in the consolidated balance sheet when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease term. The Group leases certain office under non-cancelable operating leases. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive loss (Continued)

that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

Awards granted to employees

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation (Continued)

Awards granted to employees (Continued)

be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions. The Group has early adopted ASU 2016-09, Compensation—Stock Compensation (Topic 18), Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A and B convertible preferred shares, and Series C and D redeemable convertible preferred shares are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible preferred shares and redeemable convertible preferred shares, and warrants using the if-converted method; and ordinary shares issuable upon the exercise of share options and vesting of awarded shares, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses (Continued)

paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB528,066 and RMB614,418 (US$85,960) for the years ended December 31, 2017 and 2018, respectively.

Recent accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Group will adopt ASU 2016-02 on January 1, 2020 using the modified retrospective method and will not restate comparable periods. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and operating lease liabilities on the consolidated balance sheet upon adoption, which will increase total assets and liabilities.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Group will adopt ASU 2018-15 on January 1, 2021. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2018, the Company had two customers, with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Three customers accounted for 27%, 19% and 10%, respectively, of total revenues during the year ended December 31, 2017, and 25%, 24% and 11%, respectively, of total revenues during the year ended December 31, 2018.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

3. CONCENTRATION OF RISKS (Continued)

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 5.5% during the year ended December 31, 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

4. REVENUES

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Public cloud services recognized over time	1,202,485	2,110,513	295,272
Enterprise cloud services recognized at a point in time	15,271	94,369	13,203
Others recognized at a point in time	18,211	13,290	1,859

	1,235,967	2,218,172	310,334

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

4. REVENUES (Continued)

Contract Balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer. The following table provides information about contract liabilities from contracts with customers:

	As at December 31
	2018	2018
	RMB	US$
Customer advances (Note 9)	39,044	5,462

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	12,487	19,312	2,702

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2018 related to enterprise cloud services were immaterial.

5. ACCOUNTS RECEIVABLE, NET

	As at December 31
	2018	2018
	RMB	US$
Accounts receivable	543,833	76,085
Allowance for doubtful accounts	(2,249)	(315)

Accounts receivable, net	541,584	75,770

The movements in the allowance for doubtful accounts were as follows:

	As at December 31
	2017	2018	2018
	RMB	RMB	US$
Balance at beginning of the year	1,789	2,183	305
Additions	394	66	10

Balance at end of the year	2,183	2,249	315

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

6. PREPAYMENTS AND OTHER ASSETS

	As at December 31
	2018	2018
	RMB	US$
Current portion:
Prepayments to suppliers	2,749	385
VAT prepayments	223,814	31,313
Interest receivable	43,042	6,022
Others	11,485	1,606

	281,090	39,326

Non-current portion:
Prepayments for electronic equipment	63,280	8,853
Others	872	122

	64,152	8,975

7. PROPERTY AND EQUIPMENT, NET

	As at December 31
	2018	2018
	RMB	US$
Electronic equipment	2,088,881	292,245
Office equipment and fixtures	1,444	202
Construction in progress	1,091	153

	2,091,416	292,600
Less: accumulated depreciation	(1,048,261)	(146,657)

Property and equipment, net	1,043,155	145,943

Depreciation expense for the years ended 2017 and 2018 was RMB292,539 and RMB409,415 (US$57,279), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

8. INTANGIBLE ASSETS, NET

	As at December 31
	2018	2018
	RMB	US$
Domain names	7,023	983
Purchased software and copyrights	6,487	908
Others	4,559	637

	18,069	2,528
Less: accumulated amortization
Domain names	(1,581)	(221)
Purchased software and copyrights	(3,869)	(541)
Others	(2,472)	(346)

	(7,922)	(1,108)

Intangible assets, net	10,147	1,420

Amortization expense of intangible assets for the years ended 2017 and 2018 was RMB5,108 and RMB2,937 (US$411), respectively. As of December 31, 2018, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2019	2,824	395
2020	2,425	339
2021	1,328	186
2022	739	103
2023	728	102
Thereafter	2,103	295

Total	10,147	1,420

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at December 31
	2018	2018
	RMB	US$
Customer advances (Note 4)	39,044	5,462
Salary and welfare payable	98,030	13,717
Accrual for purchase of property and equipment	132,686	18,563
Accrued expenses	100,114	14,006
Other tax and surcharges payable	7,251	1,014
Deferred government grants	31,523	4,410
Others	14,986	2,097

	423,634	59,269

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

10. LONG-TERM BANK LOAN

	As at December 31
	2018	2018
	RMB	US$
Long-term third-party bank loan guaranteed by a related party (Note 17):
Current portion	80,786	11,302
Non-current portion	174,352	24,393

	255,138	35,695

In June 2016, the Group entered into a long-term loan facility for an aggregate principal amount of RMB400,000 with a bank in Beijing bearing a fixed annual interest rate of 90% of the benchmark five-year lending rate published by the PBOC. The facility expires on June 1, 2021. As of December 31, 2018, RMB80,000 (US$11,192) was repaid when it became due, and the amount repayable within twelve months is classified as “Long-term bank loan, current portion”. The interest rate for the outstanding loan as of December 31, 2018, was approximately 4.3%. There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

As of December 31, 2018, RMB255,138 (US$35,695) was drawn down and the loan principal will be due according to the following schedule:

	As at December 31
	2018	2018
	RMB	US$
2019	80,786	11,302
2020	100,000	13,990
2021	74,352	10,403

	255,138	35,695

11. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2017 and 2018, the Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

11. TAXATION (Continued)

Enterprise income tax (Continued)

China

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Beijing Kingsoft Cloud Network Technology being qualified as a High New Technology Enterprise (‘‘HNTE’’) is entitled to the preferential income tax rate of 15% for three years from 2016 to 2018 and successfully renewed its HNTE status for an additional three years from 2019 to 2021. In addition, Beijing Jinxun Ruibo being qualified as a HNTE is entitled to the preferential income tax rate of 15% for three years from 2017 to 2019. Dividends, interests, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
PRC	(747,283)	(1,055,676)	(147,697)
Non-PRC	33,701	58,866	8,236

	(713,582)	(996,810)	(139,461)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Current income tax expense	1,434	9,809	1,373
Deferred income tax benefit	(766)	(177)	(25)

	668	9,632	1,348

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

11. TAXATION (Continued)

Enterprise income tax (Continued)

The reconciliation of income tax expense computed using the PRC statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Loss before income tax	(713,582)	(996,810)	(139,461)
Income tax computed at the PRC statutory tax rate of 25%	(178,394)	(249,203)	(34,865)
Effect of tax holiday and preferential tax rates	38,402	(29,103)	(4,072)
Effect of different tax rates in different jurisdictions	(8,294)	(20,980)	(2,935)
Other non-taxable income	(870)	(4,018)	(562)
Non-deductible expenses	3,300	20,931	2,928
Share based compensation costs	13,162	11,794	1,650
Research and development super deduction	(45,953)	(75,787)	(10,603)
Withholding tax and others	1,434	9,809	1,372
Change in valuation allowance	177,673	369,257	51,662
Tax rate change on deferred items	208	(23,068)	(3,227)

Income tax expense	668	9,632	1,348

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31
	2018	2018
	RMB	US$
Deferred tax assets:
Tax loss carry forward	684,029	95,699
Accrued expenses	36,413	5,094
Depreciation	4,516	632
Allowance for doubtful accounts	5,787	810
Government grant	10,015	1,401
Others	2,223	311
Less: valuation allowance*	(742,983)	(103,947)

	—	—

Deferred tax liabilities:
Long-lived assets arising from acquisition	383	54

*

The Group recorded a full valuation allowance against deferred tax assets of all subsidiaries and VIEs, which are in a cumulative loss as of December 31, 2018. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

11. TAXATION (Continued)

Deferred tax (Continued)

As of December 31, 2018, the Group had net losses of approximately RMB2,736,375 (US$382,833) mainly deriving from entities in the PRC and Hong Kong. The tax losses in PRC can be carried forward for five years to offset future taxable profit. The tax losses of entities in the PRC will expire between 2019 to 2023, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

The Group evaluated its income tax uncertainty under ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. As of December 31, 2018 and for the years ended December 31, 2017 and 2018, there was no significant impact from tax uncertainties on the Group’s consolidated financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for the periods presented. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2015 through 2018 remain open to examination by the respective tax authorities.

12. WARRANTS

On December 6, 2017, the Company concurrently issued 81,313,365 redeemable convertible preferred shares (“Series D Preferred Shares”) at US$0.85 per share for a total cash consideration of US$69,000 and related Warrants to purchase a total of 36,532,091 Series D Preferred Shares to an investor. The key features of the Warrants are as follows:

Exercise Period

The Warrants are exercisable at any time from the issuance date. If not previously exercised, the Warrants shall expire on the earlier of (i) December 6, 2021; or (ii) the date of submission by the Company of a registration statement in connection with an initial public offering (“IPO”).

Exercise Price

The exercise price shall be US$ equivalent of RMB5.609 per Series D Preferred Shares.

Accounting for the Warrant

The Warrants are freestanding instruments that represent a right to purchase the Company’s Series D Preferred Shares (which are redeemable), and impose an obligation to the Company. Thus, the Warrants are classified as current liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company also evaluated the conversion feature and determined that there was no beneficial conversion feature. There are no other embedded derivatives that are required to be bifurcated. On issuance date, the Warrants were allocated with its full fair value from the proceeds received from the issuance of the Series D Preferred Shares, and are subsequently remeasured to fair value through earnings at each reporting date until the Warrants are exercised or expire. For the years ended December 31, 2017 and 2018, the Company recognized a gain from the decrease in fair value of RMB3,016 and RMB6,404 (US$896), respectively. The Company determined the fair value of the Warrants with the assistance of an independent third party valuation firm.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. WARRANTS (Continued)

Conversion

On May 25, 2018, all of the Warrants were exercised for 36,532,091 Series D Preferred Shares at US$0.88 per share. As of December 31, 2018, there were no warrants outstanding.

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

As of January 1, 2017, several investors held in aggregate 458,116,000 of Series A convertible preferred shares (“Series A Preferred Shares”), representing all of the Company’s issued and outstanding Series A Preferred Shares. The Series A Preferred Shares were issued on various dates in 2013 and 2015 at US$0.07 per share for a total cash consideration of US$34,000.

As of January 1, 2017, several investors held in aggregate 153,603,600 of Series B convertible preferred shares (“Series B Preferred Shares”), representing all of the Company’s issued and outstanding Series B Preferred Shares. The Series B Preferred Shares were issued on various dates in 2015 at US$0.36 per share for a total cash consideration of US$54,988.

As of January 1, 2017, several investors held in aggregate 185,665,192 of Series C redeemable convertible preferred shares (“Series C Preferred Shares”), representing all of the Company’s issued and outstanding Series C Preferred Shares. The Series C Preferred Shares were issued on various dates in 2016 at US$0.59 per share for a total cash consideration of US$108,903.

On September 21, 2017, December 6, 2017, February 28, 2018, the Company issued in aggregate 576,264,281 Series D Preferred Shares to certain investors at US$0.85 per share for a total cash consideration of US$521,000. On March 29, 2018, the Company issued in aggregate 229,942,410 Series D Preferred Shares to certain investors at US$0.87 per share for a total cash consideration of US$200,000.

The key features of the Series A convertible preferred shares, Series B convertible preferred shares, Series C redeemable convertible preferred shares, and Series D redeemable convertible preferred shares (collectively, the “Preferred Shares”) are summarized as follows:

Dividends

Each holder of the Series D Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series C, Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series C Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series B Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series A preferred shareholders and ordinary shareholders.

Each holder of the Series A Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to ordinary shareholders.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Dividends (Continued)

After payment of the dividends to the Series D, Series C, Series B and Series A preferred shareholders (collectively, referred to as the “Preferred Shareholders” or “Preferred Shareholder”), each ordinary shareholder shall be entitled to receive dividends payable in cash, whenever funds are legally available, on a pari passu basis, if and as declared by the Board of Directors.

Dividends declared by the Board of Directors but unpaid shall accrue and be payable when and as such cash becomes available. Dividends are non-cumulative. No dividends were declared during the periods presented.

Voting Rights

Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted. Preferred Shareholders shall vote together with ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s articles of association (the “Liquidation Transaction”), the assets of the Company available for distribution shall be made as follows:

Each holder of the Series D Preferred Shares shall be entitled to receive, on a pari passu basis, an amount equal to the sum of 120% of the issue price of the Series D Preferred Shares for each outstanding Series D Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series D Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series D Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions of the full amount made to each holder of the Series D Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series C Preferred Shares, on a pari passu basis, with an amount equal to the sum of 120% of the issue price of the Series C Preferred Shares for each outstanding Series C Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series C Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series C Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions of the full amount made to each holder of the Series C and Series D Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series B Preferred Shares, on a pari passu basis, with an amount equal to the sum of 120% of the issue price of the Series B Preferred Shares for each outstanding Series B Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series B Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Liquidation Preference (Continued)

entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series B Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After payment has been made to the Series B, Series C and Series D Preferred Shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to shareholders shall be ratably distributed among the Series A Preferred Shareholders and holders of ordinary shares on a pari passu basis. The liquidation preference amount was US$1,061,958 as of December 31, 2018.

Conversion rights

Each holder of the Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares.

The initial conversion price is the stated issuance price for each series of Preferred Shares. The initial conversion ratio for each series of Preferred Shares is on a one for one basis and subject to adjustments in the event of share splits, reverse share splits, share dividends and distribution, or any capital reorganization or reclassification of the ordinary shares. The initial conversion ratio for the Series C and Series D Preferred Shares is also subject to adjustment in the event that the Company issues additional ordinary shares for a consideration per share less than the original respective conversion price, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula in the Company’s articles of association.

The Preferred Shares are automatically converted into ordinary shares immediately upon the closing of an IPO. As of December 31, 2018, the conversion ratio was one preferred share convertible into one ordinary share.

Redemption

The Series B Preferred Shares are subject to redemption by the Company at the option of the investor, Celestial Power Limited (“Celestial”) in the event a public offering in which the pre-IPO market value of the Company is no less than US$1,512,500 and results in gross proceeds of no less than US$151,250 (“Series B Qualified IPO”) fails to be consummated as a result of Kingsoft Corporation Limited’s (the controlling shareholder of the Company) voluntary refusal to approve the Series B Qualified IPO proposal. The redemption price shall be equal to the lower of (i) the applicable fair market value of such Series B Preferred Shares or (ii) the applicable purchase price of such Series B Preferred Shares paid by Celestial pursuant to the Series B Preferred Shares Purchase Agreements.

The Series C Preferred Shares are subject to redemption by the Company at the option of the holders if the Company fails to complete an IPO on May 16, 2021. The redemption price shall be equal to original issuance price and a return at the compound rate of 8% per annum calculated from the date of the actual issuance of such Series C Preferred Shares to the date on which such preferred share is redeemed.

The Series D Preferred Shares are subject to redemption by the Company at the option of the holders if the Company fails to complete a public offering in which the pre-IPO market value of the Company is no less than

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Redemption (Continued)

US$3,000,000 and results in gross proceeds of no less than US$300,000 (“Series D Qualified IPO”) on May 16, 2021. The redemption price shall be equal to original issuance price and a return at the compound rate of 8% per annum calculated from the date of the actual issuance of such Series D Preferred Shares to the date on which such preferred share is redeemed.

Registration rights

All the Preferred Shareholders have the following registration rights except for Xiaomi Corporation:

(a)	Demand Registration Rights

At any time after the earlier of (i) December 27, 2023, or (ii) the first anniversary of the consummation of an IPO, holders holding in the aggregate not less than 30% of the registrable securities then outstanding may make a written request to the Company to register, and the Company shall use its best efforts to register, under the Securities Act the number of registrable securities specified in such requests, provided, however, that (i) the Company shall not be obligated to effect more than two such demand registrations and (ii) the Company shall not be obligated to effect a demand registration if the initiating holders propose to sell their registrable securities in an amount less than 30% of the registrable securities then outstanding.

(b)	Piggyback Registration Rights

If the Company proposes to register any ordinary shares in connection with an offering by the Company for its own account (other than a registration utilizing Form F-4 or F-8 or any successor thereto) or for the account of any shareholder of the Company other than a holder of the registrable securities, then each holder shall have the right to have all or any portion of its registrable securities included in such registration.

(c)	F-3 Registration Rights

At any time following the consummation of an IPO, after the Company becomes eligible to use Form F-3 in connection with a public offering of its securities, holder(s) holding in the aggregate not less than 30% of the registrable securities may make a written request to the Company to register, and the Company shall use its commercially reasonable efforts to register, under the Securities Act on Form F-3 the number of registrable securities specified in such request within 60 days after the Company receives such written request. However, the Company shall not be required to effect any such registration (a) within 90 days after the effective date of any other registration statement of the Company; (b) if within the twelve month period preceding the date of such request, the Company has effected two such registrations on Form F-3; (c) if Form F-3 is not available for such offering by such holders; or (d) if holders requesting inclusion of registrable securities in such registration propose to sell such registrable securities at an aggregate price to the public of less than US$2,000,000.

The Company is required to use its best efforts to affect the registration if requested by the Preferred Shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance if the Company made its best efforts to effect registration nor any requirement to pay any monetary or non-monetary consideration for non-performance. The registration rights shall terminate on the earlier of (i) the fifth anniversary of the effective date of the IPO and (ii) with respect to any security holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any 30 day period.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting for Preferred Shares

The Series A Preferred Shares are classified as permanent equity because they are not redeemable and the holders of the Series A Preferred Shares are entitled to receive the same form of consideration upon a Liquidation Transaction as holders of equally and more subordinated equity instruments, specifically, the ordinary shareholders.

The Series B Preferred Shares are classified as mezzanine equity as they may be redeemed upon the occurrence of conditional events such as a Liquidation Transaction and Kingsoft Corporation Limited’s voluntary refusal to approve the Series B Qualified IPO proposal. The Series C and Series D Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company.

The Preferred Shareholders have the ability to convert the instrument into the Company’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

BCF exists when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares in the Company’s case. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The resulting discount, if any, to the Preferred Shares is immediately amortized in full as a deemed dividend because the earliest conversion date is the issuance date. On September 21, 2017, December 6, 2017, February 28, 2018, March 29, 2018 and May 25, 2018 (Note 12), the most favorable conversion prices used to measure the beneficial conversion feature were US$0.85, US$0.85, US$0.85, US$0.87 and US$0.88, respectively, while the fair value per ordinary share at the commitment dates were US$0.53, US$0.55, US$0.60, US$0.62 and US$0.63, respectively. Therefore, no BCF was recognized for the Series D Preferred Shares because the fair values per ordinary share at the commitment dates were less than the respective most favorable conversion price. The Company determined the fair value of the ordinary shares with the assistance of an independent third party valuation firm. The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurs. No contingent BCF has been recognized for the periods presented.

The Company concluded that the Series B Preferred Shares are not redeemable currently, and is not probable that the Series B Preferred Shares will become redeemable because the likelihood of Liquidation

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting for Preferred Shares (Continued)

Transaction is remote. Therefore, no adjustment will be made to the initial carrying amount of the Series B Preferred Shares until it is probable that they will become redeemable.

The Company concluded that the Series C and Series D Preferred Shares are not redeemable currently, but it is probable that the Series C and Series D Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Series C and Series D Preferred Shares to equal the redemption value at the end of each reporting period. An accretion charge of RMB605,515 and RMB 742,472 (US$103,875) related to the Series C and Series D Preferred Shares was recorded as an increase to the net loss attributable to ordinary shareholders for the years ended December 31, 2017 and 2018, respectively.

The movement in the carrying value of the Series C and Series D Preferred Shares is as follows:

Mezzanine equity	Series C Preferred Shares	Series D Preferred Shares	Total
	RMB	RMB	RMB
Balance as of January 1, 2017	1,043,147	—	1,043,147
Issuance of Series D Preferred Shares	—	1,723,849	1,723,849
Less: Series D Preferred Shares issuance costs	—	(811)	(811)
Accretion to redemption value	—	605,515	605,515

Balance as of December 31, 2017	1,043,147	2,328,553	3,371,700

Issuance of Series D Preferred Shares	—	2,902,235	2,902,235
Less: Series D Preferred Shares issuance costs	—	(7,987)	(7,987)
Accretion to redemption value	—	742,472	742,472

Balance as of December 31, 2018	1,043,147	5,965,273	7,008,420

Balance as of December 31, 2018 (US$)	145,942	834,572	980,514

14. SHARE-BASED PAYMENTS

The Company has two share-based compensation plans under which awards may be granted to employees, namely, the Share Option Scheme and the Share Award Scheme. The maximum aggregate number of ordinary shares that are authorized to be issued under the Share Option Scheme and Share Award Scheme is 209,750,000 and 69,925,476 respectively. Both plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and contain only service vesting conditions, and generally vest over a period from two to five years.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

14. SHARE-BASED PAYMENTS (Continued)

Share Option Scheme

A summary of the activity under the Share Option Scheme is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, December 31, 2017	184,700,000	0.07	0.21	1.79	0.64
Granted	20,040,000	0.07
Forfeited	(31,646,000)	0.07

Outstanding, December 31, 2018	173,094,000	0.07	0.22	1.68	0.64

Vested and expected to vest at December 31, 2018	173,094,000	0.07	0.22	1.68	0.64

Exercisable at December 31, 2018	97,014,000	0.07	0.09	—	0.64

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2018 and the option’s respective exercise price. Total intrinsic value of options exercised for the periods presented was nil as no options were exercised.

The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2017 and 2018 were US$0.48 and US$0.58 per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2017 and 2018 were RMB10,074 and RMB43,115 (US$6,032), respectively.

As of December 31, 2018, there was RMB108,779 (US$15,219) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.68 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

14. SHARE-BASED PAYMENTS (Continued)

Share Award Scheme

A summary of the activity under the Share Award Scheme is stated below:

	Number of shares	Weighted-average grant date fair value
		US$
Outstanding, December 31, 2017	53,824,576	0.16
Granted	—	—
Forfeited	(6,362,400)	0.27

Outstanding, December 31, 2018	47,462,176	0.15

Vested and expected to vest at December 31, 2018	47,462,176	0.15

As of December 31, 2018, there was RMB2,973 (US$416) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.23 years. The fair value of the awarded shares is the fair value of the Company’s ordinary shares at their respective grant dates, which was determined with the assistance of an independent third party valuer. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Fair value of share options

The fair value of options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, we use the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair values of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

14. SHARE-BASED PAYMENTS (Continued)

Fair value of share options (Continued)

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31
	2017	2018
Risk-free rate	1.83%	1.98%-2.10%
Expected volatility range	44.60%	42.40%-43.00%
Exercise multiple	2.20	2.20
Fair market value per ordinary share as at valuation dates	US$0.55	US$0.63-$0.68

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Cost of revenues	6,551	3,565	499
Selling and marketing expenses	12,618	5,889	824
General and administrative expenses	25,741	11,167	1,562
Research and development expenses	46,099	26,320	3,682

	91,009	46,941	6,567

15. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, being a foreign-invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

15. RESTRICTED NET ASSETS (Continued)

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries and the VIEs must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs is required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

No appropriations were made to statutory reserves during all periods presented due to losses in the Company’s PRC subsidiaries and the VIEs.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital of the Company’s PRC subsidiaries and the VIEs, totaling approximately RMB1,466,667 (US$205,194) as of December 31, 2018; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 are disclosed in Note 21.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

16. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Numerator:
Net loss	(714,250)	(1,006,442)	(140,809)
Accretion to redemption value of redeemable convertible preferred shares	(605,515)	(742,472)	(103,875)

Net loss attributable to ordinary shareholders—basic and diluted	(1,319,765)	(1,748,914)	(244,684)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	793,430,000	793,430,000	793,430,000

Basic and diluted loss per share	(1.66)	(2.20)	(0.31)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

16. LOSS PER SHARE (Continued)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group. The effects of all outstanding Preferred Shares, Warrants, options, and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

17. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft”) and its subsidiaries (other than all of entities of the Group) (“Kingsoft Group”)	Controlling shareholder of the Company
Cheetah Mobile Inc. and its subsidiaries (“Cheetah Group”)	Entity that Kingsoft exercises significant influence over
Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entity controlled by a director of the Company

b)	The Group had the following related party transactions:

	For the years ended December 31
	2017	2018	2018
	RMB	RMB	US$
Revenues:
Public cloud services provided to Xiaomi Group	322,934	546,577	76,469
Public cloud services provided to Kingsoft Group	49,619	77,732	10,875
Public cloud services provided to Cheetah Group	23,900	6,202	868
Enterprise cloud services provided to Xiaomi Group	11,321	—	—

	407,774	630,511	88,212

Purchases of services from Xiaomi Group	—	18,868	2,640
Interest expense on loan due to Kingsoft Group	30,206	25,111	3,513
Rental of office space, and administrative services from Kingsoft Group	18,230	21,313	2,982

	48,436	65,292	9,135

Included in Note 10 is a guarantee by Kingsoft Group of the Group’s long-term third-party bank loan as at December 31, 2018.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

17. RELATED PARTY TRANSACTIONS (Continued)

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2018	2018
	RMB	US$
Amounts due from related parties:
Xiaomi Group	151,169	21,150
Cheetah Group	686	96
Kingsoft Group	47,040	6,581

	198,895	27,827

Amounts due to related parties:
Kingsoft Group*	329,385	46,082
Xiaomi Group	20,249	2,833

	349,634	48,915

*

On 1 December 2014, the Company entered into a loan agreement with Kingsoft, pursuant to which, Kingsoft agreed to provide a facility amounting to US$500,000 to the Group. The maturity date of the facility is three years from draw down date. As of December 31, 2018, RMB225,000 (US$31,478) was provided under this facility at an interest rate of 5.23% per annum. The current portion of this related party loan amounted to RMB80,000 (US$11,192) as of December 31, 2018.

All the balances with related parties were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the periods presented.

18. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2018:

	RMB	US$
2019	20,702	2,896
2020	10,609	1,484
2021	9,787	1,369
2022	9,578	1,340
2023 and thereafter	105,360	14,740

	156,036	21,829

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents. For the years ended December 31, 2017 and 2018, total rental related expenses for all operating leases amounted to approximately RMB15,062 and RMB21,879 (US$3,061), respectively.

There were no capital lease obligations outstanding as of December 31, 2018.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

18. COMMITMENTS AND CONTINGENCIES (Continued)

Capital expenditure commitments

The Group has commitments for the construction of a data center of RMB790 (US$111) at December 31, 2018, which are scheduled to be paid within one year.

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of January 1, 2017	107,344
Foreign currency translation adjustments, net of tax of nil	(89,414)

Balance as of December 31, 2017	17,930
Foreign currency translation adjustments, net of tax of nil	401,820

Balance as of December 31, 2018	419,750

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

20. SUBSEQUENT EVENTS

On May 23, 2019, the Company granted a total of 17,000,000 shares and 29,220,000 options to employees under the Share Award Scheme and Share Option Scheme, respectively. On July 15, 2019, the Company granted a total of 4,130,000 options to employees under the Share Option Scheme. The total unrecognized compensation costs for awards granted to employees amounted to approximately US$43,602.

On November 6, 2019, the Company’s shareholders and Board of Directors approved to increase the maximum aggregate number of ordinary shares under the Share Award Scheme to 215,376,304 ordinary shares.

On December 5, 2019, the Company granted a total of 48,892,000 shares to employees under the Share Award Scheme.

On December 27, 2019, the Company issued in aggregate 77,125,997 Series D+ redeemable convertible preferred shares (the “Series D+ Preferred Shares”) to investors at US$0.91 per share. On December 30, 2019 and January 8, 2020, respectively, the Company received total cash consideration of US$50,000 and US$20,000, respectively, from these investors.

On January 20, 2020, the Company granted a total of 54,000,000 shares to an employee under the Share Award Scheme, including 16,000,000 shares subject to performance conditions which will be determined by the Board of Director on a future date.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheet

	As at December 31
	2018	2018
	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	531,313	74,333
Short-term investments	2,187,950	306,105
Prepayments and other assets	56,542	7,911
Amounts due from subsidiaries	1,336,185	186,942

Total current assets	4,111,990	575,291

Non-current assets:
Investments in subsidiaries	—	—

Total non-current assets	—	—

Total assets	4,111,990	575,291

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	5,572	780
Income tax payable	3,456	484
Amounts due to subsidiaries	350	49
Amounts due to related parties	35	5

Total current liabilities	9,413	1,318

Total liabilities	9,413	1,318

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Balance Sheet (Continued)

	As at December 31
	2018	2018
	RMB	US$
Commitments and contingencies
Mezzanine equity:
Series B convertible preferred shares (par value of US$0.001 per share; 153,603,600 shares authorized, issued and outstanding as of December 31, 2018)	337,268	47,186
Series C redeemable convertible preferred shares (par value of US$0.001 per share; 185,665,192 shares authorized, issued and outstanding as of December 31, 2018)	1,043,147	145,942
Series D redeemable convertible preferred shares (par value of US$0.001 per share; 842,738,782 shares authorized, issued and outstanding as of December 31, 2018)	5,965,273	834,572

Total mezzanine equity	7,345,688	1,027,700

Shareholders’ deficit:
Series A convertible preferred shares (par value of US$0.001 per share; 458,116,000 shares authorized, issued and outstanding as of December 31, 2018)	123,186	17,234
Ordinary shares (par value of US$0.001 per share; 1,359,876,426 shares authorized; 935,235,476 shares issued; 793,430,000 shares outstanding as of December 31, 2018)	4,851	679
Additional paid-in capital	—	—
Accumulated deficit	(3,790,898)	(530,365)
Accumulated other comprehensive income	419,750	58,725

Total shareholders’ deficit	(3,243,111)	(453,727)

Total liabilities, mezzanine equity and shareholders’ deficit	4,111,990	575,291

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2017	2018	2018
	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(290)	(795)	(111)

Total operating expenses	(290)	(795)	(111)

Operating loss
Interest income	23,005	112,477	15,736
Foreign exchange gain (loss)	7,145	(22,652)	(3,172)
Other expenses, net	(304)	(301)	(42)
Changes in fair value of financial instruments	3,016	6,404	896
Share of losses of subsidiaries and the VIEs	(745,753)	(1,094,583)	(153,138)

Loss before income taxes	(713,181)	(999,450)	(139,831)
Income tax expense	(1,069)	(6,992)	(978)

Net loss	(714,250)	(1,006,442)	(140,809)
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(89,414)	401,820	56,217

Comprehensive loss	(803,664)	(604,622)	(84,592)
Accretion to redemption value of redeemable convertible preferred shares	(605,515)	(742,472)	(103,875)

Comprehensive loss attributable to ordinary shareholders	(1,409,179)	(1,347,094)	(188,467)

Condensed Statements of Cash Flows

	For the years ended December 31
	2017	2018	2018
	RMB	RMB	US$
Net cash used in operating activities	(760,078)	(2,396,432)	(335,273)
Net cash used in investing activities	(1,529,941)	(62,213)	(8,705)
Net cash generated from financing activities	1,776,224	2,851,882	398,993
Effect of exchange rate changes on cash and cash equivalents	(68,358)	136,227	19,059

Net (decrease) increase in cash and cash equivalents	(582,153)	529,464	74,074
Cash and cash equivalents at beginning of the year	584,002	1,849	259

Cash and cash equivalents at end of the year	1,849	531,313	74,333

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheet as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “share of losses of subsidiaries and the VIEs” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	December 31, 2018	September 30, 2019	September 30, 2019	September 30, 2019	September 30, 2019
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		1,507,071	1,741,516	243,647
Accounts receivable, net of allowance of RMB2,249 and RMB6,688 (US$936) as of December 31, 2018 and September 30, 2019, respectively	4	541,584	1,198,594	167,689
Short-term investments		2,208,105	769,823	107,702
Prepayments and other assets	5	281,090	383,595	53,667
Amounts due from related parties	16	196,559	167,601	23,448

Total current assets		4,734,409	4,261,129	596,153

Non-current assets:
Property and equipment, net	6	1,043,155	1,305,624	182,664
Intangible assets, net	7	10,147	8,120	1,136
Prepayments and other assets	5	64,152	67,561	9,452
Equity investments		5,000	65,402	9,150
Amounts due from related parties	16	2,336	2,336	327

Total non-current assets		1,124,790	1,449,043	202,729

Total assets		5,859,199	5,710,172	798,882

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,231,051 and RMB1,800,906 (US$251,956) as of December 31, 2018 and September 30, 2019, respectively):

Accounts payable		720,805	1,242,186	173,788
Accrued expenses and other current liabilities	8	423,634	684,166	95,718
Long-term bank loan, current portion	9	80,786	90,000	12,591
Income tax payable	10	7,028	10,377	1,452
Amounts due to related parties	16	204,634	99,523	13,924

Total current liabilities		1,436,887	2,126,252	297,473

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2019 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	December 31, 2018	September 30, 2019	September 30, 2019	September 30, 2019	September 30, 2019
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
			(unaudited)	(unaudited)	(unaudited)	(unaudited)

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB319,735 and RMB129,601 (US$18,132) as of December 31, 2018 and September 30, 2019, respectively):

Long-term bank loan	9	174,352	124,351	17,397
Deferred tax liabilities		383	250	35
Amounts due to related parties	16	145,000	—	—
Accrued expenses and other liabilities		—	5,000	700

Total non-current liabilities		319,735	129,601	18,132

Total liabilities		1,756,622	2,255,853	315,605

Commitments and contingencies	17
Mezzanine equity:
Series B convertible preferred shares (par value of US$0.001 per share; 153,603,600 shares authorized, issued and outstanding as of as of December 31, 2018 and September 30, 2019)	12	337,268	337,268	47,186	—	—
Series C redeemable convertible preferred shares (par value of US$0.001 per share; 185,665,192 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	12	1,043,147	1,043,147	145,942	—	—
Series D redeemable convertible preferred shares (par value of US$0.001 per share; 842,738,782 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	12	5,965,273	5,965,273	834,572	—	—

Total mezzanine equity		7,345,688	7,345,688	1,027,700	—	—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2018 AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2019 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at
	Notes	December 31, 2018	September 30, 2019	September 30, 2019	September 30, 2019	September 30, 2019
		RMB	RMB	US$	RMB	US$
					Pro forma shareholders’ equity
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Shareholders’ deficit:
Series A convertible preferred shares (par value of US$0.001 per share; 458,116,000 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	12	123,186	123,186	17,234	—	—
Ordinary shares (par value of US$0.001 per share; 1,359,876,426 shares authorized, 935,235,476 shares issued, 793,430,000 shares outstanding as of December 31, 2018 and September 30, 2019)		4,851	4,851	679	16,574	2,319
Additional paid-in capital		—	82,768	11,580	7,539,919	1,054,874
Accumulated deficit		(3,790,898)	(4,662,589)	(652,321)	(4,662,589)	(652,321)
Accumulated other comprehensive income	18	419,750	560,415	78,405	560,415	78,405

Total shareholders’ deficit		(3,243,111)	(3,891,369)	(544,423)	3,454,319	483,277

Total liabilities, mezzanine equity and shareholders’ deficit		5,859,199	5,710,172	798,882

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the nine months ended September 30
	Notes	2018	2019	2019
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Revenues:	3,16
Public cloud services (including related party amounts of RMB445,251 and RMB530,106 (US$74,165) for the nine months ended September 30, 2018 and 2019, respectively)		1,454,232	2,513,701	351,680
Enterprise cloud services		30,933	265,881	37,198
Others		8,666	3,131	438

Total revenues		1,493,831	2,782,713	389,316

Cost of revenues		(1,632,030)	(2,829,327)	(395,837)

Gross loss		(138,199)	(46,614)	(6,521)
Operating expenses:
Selling and marketing expenses		(115,838)	(219,140)	(30,659)
General and administrative expenses		(95,907)	(151,403)	(21,182)
Research and development expenses		(321,624)	(423,685)	(59,276)

Total operating expenses		(533,369)	(794,228)	(111,117)

Operating loss		(671,568)	(840,842)	(117,638)
Interest income		85,540	66,976	9,370
Interest expense		(30,672)	(4,925)	(689)
Foreign exchange loss		(98,058)	(95,714)	(13,391)
Changes in fair value of financial instruments		6,404	—	—
Other (expense) income, net		(32)	9,807	1,372

Loss before income taxes		(708,386)	(864,698)	(120,976)
Income tax expense	10	(6,693)	(6,993)	(978)

Net loss		(715,079)	(871,691)	(121,954)
Accretion to redemption value of redeemable convertible preferred shares		(742,472)	—	—

Net loss attributable to ordinary shareholders		(1,457,551)	(871,691)	(121,954)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the nine months ended September 30
	Notes	2018	2019	2019
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Net loss per share:
Basic and diluted	15	(1.84)	(1.10)	(0.15)
Shares used in the net loss per share computation:
Basic and diluted	15	793,430,000	793,430,000	793,430,000
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		403,527	140,665	19,680

Comprehensive loss		(311,552)	(731,026)	(102,274)
Accretion to redemption value of redeemable convertible preferred shares		(742,472)	—	—

Comprehensive loss attributable to ordinary shareholders		(1,054,024)	(731,026)	(102,274)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’

DEFICIT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount	Number of shares*	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	458,116,000	123,186	793,430,000	4,851	—	17,930	(2,088,925)	(1,942,958)
Net loss for the year	—	—	—	—	—	—	(715,079)	(715,079)
Other comprehensive income	—	—	—	—	—	403,527	—	403,527
Share-based compensation	—	—	—	—	30,891	—	—	30,891
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(30,891)	—	(711,581)	(742,472)

Balance as of September 30, 2018 (unaudited)	458,116,000	123,186	793,430,000	4,851	—	421,457	(3,515,585)	(2,966,091)

Balance as of January 1, 2019	458,116,000	123,186	793,430,000	4,851	—	419,750	(3,790,898)	(3,243,111)
Net loss for the year	—	—	—	—	—	—	(871,691)	(871,691)
Other comprehensive income	—	—	—	—	—	140,665	—	140,665
Share-based compensation	—	—	—	—	82,768	—	—	82,768

Balance as of September 30, 2019 (unaudited)	458,116,000	123,186	793,430,000	4,851	82,768	560,415	(4,662,589)	(3,891,369)

Balance as of September 30, 2019, in US$ (unaudited)	458,116,000	17,234	793,430,000	679	11,580	78,405	(652,321)	(544,423)

*	As of September 30, 2019, 141,805,476 ordinary shares were held by share based payment vehicles in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	For the nine months ended September 30
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(715,079)	(871,691)	(121,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	280,733	429,716	60,120
Share-based compensation	30,891	82,768	11,580
Allowance for doubtful accounts	—	4,439	621
Gain on disposal of property and equipment	(190)	(260)	(36)
Changes in fair value of financial instruments	(6,404)	—	—
Foreign exchange loss	98,058	95,714	13,391

Changes in operating assets and liabilities:
Accounts receivable	(135,910)	(662,720)	(92,721)
Prepayment and other assets	(89,427)	8,904	1,246
Amounts due from related parties	49,076	53,777	7,524
Accounts payable	206,517	521,380	72,944
Accrued expenses and other liabilities	(165,304)	66,900	9,360
Amounts due to related parties	7,192	(15,899)	(2,224)
Income tax payable	4,639	3,216	450

Net cash used in operating activities	(435,208)	(283,756)	(39,699)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2019 (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

		For the nine months ended September 30
		2018	2019	2019
		RMB	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(772,208)	(687,614)	(96,201)
Purchases of intangible assets		—	(115)	(16)
Purchases of short-term investments		(2,627,039)	(1,023,713)	(143,223)
Proceeds from maturities of short-term investments		1,740,684	2,544,567	355,998
Acquisitions of equity investments		—	(9,500)	(1,329)
Loans to senior executives		—	(23,482)	(3,285)
Asset-related government grants received		10,000	5,000	700

Net cash (used in) generated from investing activities		(1,648,563)	805,143	112,644

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bank loan		(40,000)	(40,786)	(5,707)
Repayments of capital lease obligations		(6,551)	—	—
Repayment of loan due to a related party		(146,500)	(225,000)	(31,478)
Proceeds from exercise of options		—	21,002	2,938
Proceeds from redeemable convertible preferred shares, net of issuance costs		2,851,883	—	—

Net cash generated from (used in) financing activities		2,658,832	(244,784)	(34,247)

Effect of exchange rate changes on cash and cash equivalents		55,649	(42,158)	(5,898)
Net increase in cash and cash equivalents		575,061	276,603	38,698
Cash and cash equivalents at beginning of period		573,437	1,507,071	210,847

Cash and cash equivalents at end of period		1,204,147	1,741,516	243,647

Supplemental disclosures of cash flow information:
Income taxes paid		2,053	3,777	528
Interest expense paid		28,024	21,648	3,029

Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other current liabilities	8	200,007	268,130	37,513
Acquisitions of equity investments included in accrued expenses and other current liabilities	8	—	50,901	7,121
Conversion of warrants into Series D redeemable convertible preferred shares		42,365	—	—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”) and the United States (the “U.S.”).

As of September 30, 2019, there have been no changes to the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities since December 31, 2018.

These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2018. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2019. The consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018.

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of the variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. The Company has been determined to be the most closely associated with the VIEs within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	795,673	795,567	111,304
Accounts receivable, net of allowance of RMB2,249 and RMB6,688 (US$936) as of December 31, 2018 and September 30, 2019, respectively	541,584	1,188,177	166,232
Prepayments and other assets	235,302	366,295	51,247
Amounts due from related parties	195,769	142,997	20,006
Amounts due from subsidiaries of the Group	487,254	991,009	138,647

Total current assets	2,255,582	3,484,045	487,436

Non-current assets:
Property and equipment, net	974,053	1,079,134	150,976
Intangible assets, net	9,104	7,139	999
Prepayments and other assets	64,152	54,994	7,694
Amounts due from related parties	2,336	2,336	327
Equity investments	5,000	22,000	3,078

Total non-current assets	1,054,645	1,165,603	163,074

Total assets	3,310,227	4,649,648	650,510

Current liabilities
Accounts payable	709,802	1,221,128	170,842
Accrued expenses and other current liabilities	355,236	442,411	61,896
Long-term bank loan, current portion	80,786	90,000	12,591
Amounts due to related parties	85,227	47,367	6,627
Amounts due to subsidiaries of the Group	605,691	980,152	137,128

Total current liabilities	1,836,742	2,781,058	389,084

Non-current liabilities
Long-term bank loan	174,352	124,351	17,397
Deferred tax liabilities	383	250	35
Accrued expenses and other liabilities	—	5,000	700
Amounts due to related parties	145,000	—	—
Amounts due to subsidiaries of the Group	2,857,548	4,111,928	575,280

Total non-current liabilities	3,177,283	4,241,529	593,412

Total liabilities	5,014,025	7,022,587	982,496

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the nine months ended September 30
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues	1,493,831	2,758,017	385,861
Net loss	(616,102)	(734,337)	(102,738)
Net cash used in operating activities	(422,919)	(603,998)	(84,502)
Net cash used in investing activities	(667,129)	(579,261)	(81,042)
Net cash generated from financing activities	969,909	1,258,826	176,116

The revenue-producing assets that are held by the VIEs comprise mainly of electronic equipment. The VIEs contributed an aggregate of 100% and 99.11% of the Group’s consolidated revenue for the nine months ended September 30, 2018 and 2019, respectively, after elimination of inter-entity transactions.

As of September 30, 2019, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company. The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIE for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, impairment of long-lived-assets, realization of deferred tax assets, share-based compensation expense and the fair value of financial instruments. Management bases the estimates on historical experience and various other

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates (Continued)

assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.1477 per US$1.00 on September 30, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited pro forma shareholders’ equity and loss per share

Pursuant to the Company’s memorandum and articles of association, upon the completion of an initial public offering (“IPO”), the outstanding convertible preferred shares and redeemable convertible preferred shares (“Preferred Shares”) will automatically be converted into 1,640,123,574 ordinary shares. Unaudited pro forma shareholders’ equity as of September 30, 2019, as adjusted for the assumed conversion of the Preferred Shares and (i) the corresponding reclassification of the Series A convertible preferred shares to ordinary shares; and (ii) corresponding reclassification of the Series B convertible preferred shares, and Series C and Series D redeemable convertible preferred shares classified in mezzanine equity to shareholders’ equity, is set forth on the interim condensed consolidated balance sheet.

The unaudited pro forma net loss per ordinary share is computed using the weighted-average number of ordinary shares outstanding as of September 30, 2019, and the assumed conversion of all of the Company’s Preferred Shares into ordinary shares upon the closing of the Company’s IPO, as if it had occurred on January 1, 2019.

3. REVENUES

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the nine months ended September 30
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Public cloud services recognized over time	1,454,232	2,513,701	351,680
Enterprise cloud services recognized at a point in time	30,933	265,881	37,198
Others recognized at a point in time	8,666	3,131	438

	1,493,831	2,782,713	389,316

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

3. REVENUES (Continued)

Contract Balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer. The following table provides information about contract liabilities from contracts with customers:

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Customer advances (Note 8)	39,044	69,788	9,764

	For the nine months ended September 30
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenue recognized from amounts included in contract liabilities at the beginning of the period	13,745	20,846	2,916

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at September 30, 2019 related to enterprise cloud services were immaterial.

4. ACCOUNTS RECEIVABLE, NET

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Accounts receivable	543,833	1,205,282	168,625
Allowance for doubtful accounts	(2,249)	(6,688)	(936)

Accounts receivable, net	541,584	1,198,594	167,689

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

5. PREPAYMENTS AND OTHER ASSETS

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Current portion:
Prepayments to suppliers	2,749	20,265	2,835
VAT prepayments	223,814	336,528	47,082
Interest receivable	43,042	10,937	1,530
Others	11,485	15,865	2,220

	281,090	383,595	53,667

Non-current portion:
Prepayments for electronic equipment	63,280	65,334	9,140
Others	872	2,227	312

	64,152	67,561	9,452

6. PROPERTY AND EQUIPMENT, NET

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Electronic equipment	2,088,881	2,649,297	370,651
Office equipment and fixtures	1,444	1,444	202
Construction in progress	1,091	122,736	17,171

	2,091,416	2,773,477	388,024
Less: accumulated depreciation	(1,048,261)	(1,467,853)	(205,360)

Property and equipment, net	1,043,155	1,305,624	182,664

Depreciation expense of the property and equipment for the nine months ended September 30, 2018 and 2019 was RMB278,664 and RMB427,544 (US$59,816), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

7. INTANGIBLE ASSETS, NET

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Domain names	7,023	7,010	981
Purchased software and copyrights	6,487	6,457	903
Others	4,559	4,751	665

	18,069	18,218	2,549

Less: accumulated amortization
Domain names	(1,581)	(2,096)	(293)
Purchased software and copyrights	(3,869)	(4,777)	(668)
Others	(2,472)	(3,225)	(452)

	(7,922)	(10,098)	(1,413)

Intangible assets, net	10,147	8,120	1,136

Amortization expense of intangible assets for the nine months ended September 30, 2018 and 2019 was RMB2,069 and RMB2,172 (US$304), respectively.

As of September 30, 2019, estimated amortization expense of the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Remaining three months of 2019	677	95
2020	2,425	339
2021	1,522	213
2022	745	104
2023 and thereafter	2,751	385

Total	8,120	1,136

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Customer advances (Note 3)	39,044	69,788	9,764
Salary and welfare payable	98,030	72,886	10,196
Accrual for purchase of property and equipment	132,686	268,130	37,513
Accrued expenses	100,114	163,271	22,842
Other tax and surcharges payable	7,251	14,123	1,976
Deferred government grants	31,523	2,599	364
Accrual for acquisition of equity investments	—	50,901	7,121
Others	14,986	42,468	5,942

	423,634	684,166	95,718

9. LONG-TERM BANK LOAN

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Long-term third-party bank loan guaranteed by a related party (Note 16):
Current portion	80,786	90,000	12,591
Non-current portion	174,352	124,351	17,397

	255,138	214,351	29,988

The interest rate for the outstanding loan with a bank in Beijing as of December 31, 2018 and September 30, 2019 was approximately 4.3%.

10. TAXATION

There is an immaterial provision for income taxes because the Company and a majority of its consolidated entities are in a current loss position for all the periods presented. The Company recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of December 31, 2018 and September 30, 2019.

As of September 30, 2019, the Group had unrecognized tax benefits of RMB2,567 (US$359), all of which were offset against the deferred tax assets on tax losses carry forward. The Group does not expect the amount of

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

10. TAXATION (Continued)

unrecognized tax benefits would increase significantly in the next 12 months. As of September 30, 2019, unrecognized tax benefits of RMB nil (US$ nil), if ultimately recognized, will impact the effective tax rate. For the periods presented, the Group did not record any interest and penalties related to an uncertain tax position. In general, the tax authorities have three to seven years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2012 through 2018 remain open to examination by the respective tax authorities.

11. WARRANTS

On December 6, 2017, the Company concurrently issued 81,313,365 redeemable convertible preferred shares (“Series D Preferred Shares”) at US$0.85 per share for a total cash consideration of US$69,000 and related Warrants to purchase a total of 36,532,091 Series D Preferred Shares to an investor. The key features of the Warrants are as follows:

Exercise Period

The Warrants are exercisable at any time from the issuance date. If not previously exercised, the Warrant shall expire on the earlier of (i) December 6, 2021; or (ii) the date of submission by the Company of a registration statement in connection with an IPO.

Exercise Price

The exercise price shall be US$ equivalent of RMB5.609 per Series D Preferred Shares.

Accounting for the Warrant

The Warrants are freestanding instruments that represent a right to purchase the Company’s Series D Preferred Shares (which are redeemable), and impose an obligation to the Company. Thus, the Warrants are classified as current liabilities in accordance with ASC480, Distinguishing Liabilities from Equity. The Company also evaluated the conversion feature and determined that there was no beneficial conversion feature. There are no other embedded derivatives that are required to be bifurcated. On issuance date, the Warrants were allocated with its full fair value from the proceeds received from the issuance of the Series D Preferred Shares, and are subsequently remeasured to fair value through earnings at each reporting date until the Warrants are exercised or expire. For the nine months ended September 30, 2018, the Company recognized a gain from the decrease in fair value of RMB6,404. The Company determined the fair value of the Warrants with the assistance of an independent third party valuation firm.

Conversion

On May 25, 2018, all of the Warrants were exercised for 36,532,091 Series D Preferred Shares. As of December 31, 2018, there were no warrants outstanding.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

As of January 1, 2018, several investors held in aggregate 458,116,000 of Series A convertible preferred shares (“Series A Preferred Shares”), representing all of the Company’s issued and outstanding Series A Preferred Shares. The Series A Preferred Shares were issued on various dates in 2013 and 2015 at US$0.07 per share for a total cash consideration of US$34,000.

As of January 1, 2018, several investors held in aggregate 153,603,600 of Series B convertible preferred shares (“Series B Preferred Shares”), representing all of the Company’s issued and outstanding Series B Preferred Shares. The Series B Preferred Shares were issued on various dates in 2015 at US$0.36 per share for a total cash consideration of US$54,988.

As of January 1, 2018, several investors held in aggregate 185,665,192 of Series C redeemable convertible preferred shares (“Series C Preferred Shares”), representing all of the Company’s issued and outstanding Series C Preferred Shares. The Series C Preferred Shares were issued on various dates in 2016 at US$0.59 per share for a total cash consideration of US$108,903.

On September 21, 2017, December 6, 2017, February 28, 2018, the Company issued in aggregate 576,264,281 Series D Preferred Shares to certain investors at US$0.85 per share for a total cash consideration of US$521,000. On March 29, 2018, the Company issued in aggregate 229,942,410 Series D Preferred Shares to certain investors at US$0.87 per share for a total cash consideration of US$200,000.

The key features of the Preferred Shares are summarized as follows:

Dividends

Each holder of the Series D Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series C, Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series C Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series B Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series A preferred shareholders and ordinary shareholders.

Each holder of the Series A Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to ordinary shareholders.

After payment of the dividends to the Series D, Series C, Series B and Series A preferred shareholders (collectively, referred to as the “Preferred Shareholders” or “Preferred Shareholder”), each ordinary shareholder shall be entitled to receive dividends payable in cash, whenever funds are legally available, on a pari passu basis, if and as declared by the Board of Directors.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Dividends (Continued)

Dividends declared by the Board of Directors but unpaid shall accrue and be payable when and as such cash becomes available. Dividends are non-cumulative. No dividends were declared during the periods presented.

Voting Rights

Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted. Preferred Shareholders shall vote together with ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s articles of association (the “Liquidation Transactions”), the assets of the Company available for distribution shall be made as follows:

Each holder of the Series D Preferred Shares shall be entitled to receive, on a pari passu basis, an amount equal to the sum of 120% of the issue price of the Series D Preferred Shares for each outstanding Series D Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series D Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series D Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions of the full amount made to each holder of the Series D Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series C Preferred Shares, on a pari passu basis, with an amount equal to the sum of 120% of the issue price of the Series C Preferred Shares for each outstanding Series C Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series C Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series C Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions of the full amount made to each holder of the Series C and Series D Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series B Preferred Shares, on a pari passu basis, with an amount equal to the sum of 120% of the issue price of the Series B Preferred Shares for each outstanding Series B Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series B Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Liquidation Preference (Continued)

entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series B Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After payment has been made to the Series B, Series C and Series D Preferred Shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to shareholders shall be ratably distributed among the Series A Preferred Shareholders and holders of ordinary shares on a pari passu basis. The liquidation preference amount was US$1,061,958 as of September 30, 2019.

Conversion rights

Each holder of the Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares.

The initial conversion price is the stated issuance price for each series of Preferred Shares. The initial conversion ratio for each series of Preferred Shares is on a one for one basis and subject to adjustments in the event of share splits, reverse share splits, share dividends and distribution, or any capital reorganization or reclassification of the ordinary shares. The initial conversion ratio for the Series C and Series D Preferred Shares is also subject to adjustment in the event that the Company issues additional ordinary shares for a consideration per share less than the original respective conversion price, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula in the Company’s articles of association.

The Preferred Shares are automatically converted into ordinary shares immediately upon the closing of an IPO. As of December 31, 2018 and September 30, 2019, the conversion ratio was one preferred share convertible into one ordinary share.

Redemption

The Series B Preferred Shares are subject to redemption by the Company at the option of the investor, Celestial Power Limited (“Celestial”) in the event a public offering in which the pre-IPO market value of the Company is no less than US$1,512,500 and results in gross proceeds of no less than US$151,250 (“Series B Qualified IPO”) fails to be consummated as a result of Kingsoft Corporation Limited’s (the controlling shareholder of the Company) voluntary refusal to approve the Series B Qualified IPO proposal. The redemption price shall be equal to the lower of (i) the applicable fair market value of such Series B Preferred Shares or (ii) the applicable purchase price of such Series B Preferred Shares paid by Celestial pursuant to the Series B Preferred Shares Purchase Agreements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Redemption (Continued)

The Series C Preferred Shares are subject to redemption by the Company at the option of the holders if the Company fails to complete an IPO on May 16, 2021. The redemption price shall be equal to original issuance price and a return at the compound rate of 8% per annum calculated from the date of the actual issuance of such Series C Preferred Shares to the date on which such preferred share is redeemed.

The Series D Preferred Shares are subject to redemption by the Company at the option of the holders if the Company fails to complete a public offering in which the pre-IPO market value of the Company is no less than US$3,000,000 and results in gross proceeds of no less than US$300,000 (“Series D Qualified IPO”) on May 16, 2021. The redemption price shall be equal to original issuance price and a return at the compound rate of 8% per annum calculated from the date of the actual issuance of such Series D Preferred Shares to the date on which such preferred share is redeemed.

Registration rights

All the Preferred Shareholders have the following registration rights except for Xiaomi Corporation:

(a)	Demand Registration Rights

At any time after the earlier of (i) December 27, 2023, or (ii) the first anniversary of the consummation of an IPO, holders holding in the aggregate not less than 30% of the registrable securities then outstanding may make a written request to the Company to register, and the Company shall use its best efforts to register, under the Securities Act the number of registrable securities specified in such requests, provided, however, that (i) the Company shall not be obligated to effect more than two such demand registrations and (ii) the Company shall not be obligated to effect a demand registration if the initiating holders propose to sell their registrable securities in an amount less than 30% of the registrable securities then outstanding.

(b)	Piggyback Registration Rights

If the Company proposes to register any ordinary shares in connection with an offering by the Company for its own account (other than a registration utilizing Form F-4 or F-8 or any successor thereto) or for the account of any shareholder of the Company other than a holder of the registrable securities, then each holder shall have the right to have all or any portion of its registrable securities included in such registration.

(c)	F-3 Registration Rights

At any time following the consummation of an IPO, after the Company becomes eligible to use Form F-3 in connection with a public offering of its securities, holder(s) holding in the aggregate not less than 30% of the registrable securities may make a written request to the Company to register, and the Company shall use its commercially reasonable efforts to register, under the Securities Act on Form F-3 the number of registrable securities specified in such request within 60 days after the Company receives such written request. However, the Company shall not be required to effect any such registration (a) within 90 days after the effective date of any other registration statement of the Company; (b) if within the twelve month period preceding the date of such request, the Company has effected two such registrations on Form F-3; (c) if Form F-3 is not available for such offering by such holders; or (d) if holders requesting inclusion of registrable securities in such registration propose to sell such registrable securities at an aggregate price to the public of less than US$2,000,000.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Registration rights (Continued)

The Company is required to use its best efforts to affect the registration if requested by the Preferred Shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance if the Company made its best efforts to effect registration nor any requirement to pay any monetary or non-monetary consideration for non-performance. The registration rights shall terminate on the earlier of (i) the fifth anniversary of the effective date of the IPO and (ii) with respect to any security holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any 30 day period.

Accounting for Preferred Shares

The Series D Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company. The Series D Preferred Shareholders have the ability to convert the instrument into the Company’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

BCF exists when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares in the Company’s case. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The resulting discount, if any, to the Preferred Shares is immediately amortized in full as a deemed dividend because the earliest conversion date is the issuance date. On February 28, 2018, March 29, 2018 and May 25, 2018 (Note 11), the most favorable conversion prices used to measure the beneficial conversion feature were US$0.85, US$0.87 and US$0.88, respectively, while the fair value per ordinary share at the commitment dates were US$0.60, US$0.62 and US$0.63, respectively. Therefore, no BCF was recognized for the Series D Preferred Shares because the fair values per ordinary share at the commitment dates were less than the respective most favorable conversion price. The Company determined the fair value of the ordinary shares with the assistance of an independent third party valuation firm. The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurs. No contingent BCF has been recognized for the periods presented.

The Company concluded that the Series D Preferred Shares are not redeemable currently, but it is probable that the Series D Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Series D Preferred Shares to

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

12. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting for Preferred Shares (Continued)

equal the redemption value at the end of each reporting period. There were no new issuances of Preferred Shares subsequent to the Series D Preferred Shares issuance on May 25, 2018. An accretion charge of RMB742,472 and RMB nil (US$ nil) related to the Series D Preferred Shares was recorded as an increase to the net loss attributable to ordinary shareholders for the nine months ended September 30, 2018 and 2019, respectively.

13. SHARE-BASED PAYMENTS

On May 23, 2019, the Board of Directors approved the grant of 17,000,000 shares and 29,220,000 options to employees under the Share Award Scheme and Share Option Scheme, respectively. On July 15, 2019, the Board of Directors approved the grant of 4,130,000 options to employees under the Share Option Scheme. The share-based awards are accounted for as equity awards and contain only service vesting conditions; and generally vest over a period from two to five years.

14. RESTRICTED NET ASSETS

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital of the Company’s PRC subsidiaries and the VIEs, totaling approximately RMB2,372,804 (US$331,967) as of September 30, 2019.

15. LOSS PER SHARE

Basic and diluted loss per share for each of the nine months presented are calculated as follows:

	For the nine months ended September 30
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Numerator:
Net loss	(715,079)	(871,691)	(121,954)
Accretion to redemption value of redeemable convertible preferred shares	(742,472)	—	—

Net loss attributable to ordinary shareholders—basic and diluted	(1,457,551)	(871,691)	(121,954)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	793,430,000	793,430,000	793,430,000

Basic and diluted loss per share	(1.84)	(1.10)	(0.15)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

15. LOSS PER SHARE (Continued)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group. The effects of all outstanding Preferred Shares, Warrants, options, and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

16. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft”) and its subsidiaries (“Kingsoft Group”)	Controlling shareholder of the Company
Cheetah Mobile Inc. and its subsidiaries (“Cheetah Group”)	Entity that Kingsoft exercises significant influence over
Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entities controlled by a director of the Company

b)	The Group had the following related party transactions:

	For the nine months ended September 30
	2018	2019	2019
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Public cloud services provided to Xiaomi Group	387,648	438,115	61,295
Public cloud services provided to Kingsoft Group	53,295	85,343	11,940
Public cloud services provided to Cheetah Group	4,308	6,648	930

	445,251	530,106	74,165

Purchase of devices from Xiaomi Group	—	939	131
Interest expense on loan due to Kingsoft Group	20,120	4,925	689
Rental of building from Xiaomi Group	—	7,184	1,005
Rental of office space, and administrative services from Kingsoft Group	15,810	17,700	2,476

	35,930	30,748	4,301

Included in Note 9 is a guarantee by Kingsoft Group of the Group’s long-term third-party bank loan as at December 31, 2018 and September 30, 2019.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

16. RELATED PARTY TRANSACTIONS (Continued)

c)	The Group had the following related party balances at the end of the periods:

	As at
	December 31, 2018	September 30, 2019	September 30, 2019
	RMB	RMB	US$
		(unaudited)	(unaudited)
Amounts due from related parties:
Xiaomi Group	151,169	96,894	13,557
Cheetah Group	686	861	120
Kingsoft Group	47,040	48,378	6,768
Senior executives*	—	23,804	3,330

	198,895	169,937	23,775

Amounts due to related parties:
Kingsoft Group**	329,385	79,172	11,077
Xiaomi Group	20,249	20,351	2,847

	349,634	99,523	13,924

*

The Group provided interest bearing loans to senior executives, which will be fully repaid in March 2020. Interest income of RMB741 (US$104) were recorded as interest income during the nine months ended September 30, 2019.

**

On December 1, 2014, the Company entered into a loan agreement with Kingsoft, pursuant to which, Kingsoft agreed to provide a facility amounting to US$500,000 to the Group. The maturity date of the facility is three years from draw down date. As of December 31, 2018, RMB225,000 (US$31,478) was provided under this facility at an interest rate of 5.23% per annum. As of September 30, 2019, the entire outstanding balance was fully repaid.

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of the nine months consist of the following as of September 30, 2019:

	RMB	US$
Remaining three months of 2019	4,709	659
2020	10,609	1,484
2021	9,787	1,369
2022	9,578	1,340
2023 and thereafter	105,360	14,740

	140,043	19,592

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

17. COMMITMENTS AND CONTINGENCIES (Continued)

Operating lease commitments (Continued)

contingent rents. For the nine months ended September 30, 2018 and 2019, total rental related expenses for all operating leases amounted to approximately RMB15,981 (US$2,236) and RMB19,268 (US$2,696), respectively.

There were no capital lease obligations outstanding as of September 30, 2019.

Capital expenditure commitments

The Group has commitments for the purchase of equipment and a data center of RMB68,959 (US$9,648) at September 30, 2019, which are scheduled to be paid within one year.

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of December 31, 2017	17,930
Foreign currency translation adjustments, net of tax of nil	403,527

Balance as of September 30, 2018 (unaudited)	421,457

Balance as of December 31, 2018	419,750
Foreign currency translation adjustments, net of tax of nil	140,665

Balance as of September 30, 2019 (unaudited)	560,415

USD
Balance as of September 30, 2019	78,405

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

19. UNAUDITED PRO FORMA NET LOSS PER SHARE

The following table summarizes the unaudited pro forma net loss per share attributable to ordinary shareholders:

	For the nine months ended September 30, 2019
	RMB	US$
	(unaudited)	(unaudited)
Numerator:
Net loss	(871,691)	(121,954)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	793,430,000	793,430,000
Add: adjustment to reflect assumed effect of automatic conversion of the Preferred Shares	1,640,123,574	1,640,123,574

Pro forma weighted average number of shares outstanding—basic and diluted	2,433,553,574	2,433,553,574

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted	(0.36)	(0.05)

The effects of all outstanding Preferred Shares, warrants, options and awarded shares were excluded from the computation of diluted pro forma loss per share as their effects would be anti-dilutive during the periods presented.

20. SUBSEQUENT EVENTS

On November 6, 2019, the Company’s shareholders and Board of Directors approved to increase the maximum aggregate number of ordinary shares under the Share Award Scheme to 215,376,304 ordinary shares.

On December 5, 2019, the Company granted a total of 48,892,000 shares to employees under the Share Award Scheme.

On December 27, 2019, the Company issued in aggregate 77,125,997 Series D+ redeemable convertible preferred shares (the “Series D+ Preferred Shares”) to investors at US$0.91 per share. On December 30, 2019 and January 8, 2020, respectively, the Company received total cash consideration of US$50,000 and US$20,000, respectively, from these investors.

On January 20, 2020, the Company granted a total of 54,000,000 shares to an employee under the Share Award Scheme, including 16,000,000 shares subject to performance conditions which will be determined by the Board of Director on a future date.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or dishonesty. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against [all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
TMF Trust (HK) Limited*	December 7, 2018	62,280,000 ordinary shares	Nominal exercise price
TMF Trust (HK) Limited*	November 6, 2019	141,850,828	Nominal exercise price

Preferred Shares
Kingsoft Corporation Limited	September 21, 2017	58,922,728 Series D Preferred Shares	US$50,000,000

METAWIT CAPITAL L.P.	September 21, 2017	58,922,728 Series D Preferred Shares	US$50,000,000

Kingsoft Corporation Limited	December 6, 2017	117,845,456 Series D Preferred Shares	US$100,000,000

Purchaser	Date of Issuance	Number of Securities	Consideration
New Cloud Ltd.	December 6, 2017	81,313,365 Series D Preferred Shares	US$69,000,000

Kingsoft Corporation Limited	February 28, 2018	129,630,002 Series D Preferred Shares	US$110,000,000

METAWIT CAPITAL L.P.	February 28, 2018	58,922,728 Series D Preferred Shares	US$50,000,000

Shunwei Growth III Limited	February 28, 2018	11,784,546 Series D Preferred Shares	US$100,000,000

Precious Steed Limited	February 28, 2018	58,922,728 Series D Preferred Shares	US$50,000,000

Kingsoft Corporation Limited	March 29, 2018	114,971,205 Series D Preferred Shares	US$100,000,000

FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner)	March 29, 2018	57,485,603 Series D Preferred Shares	US$50,000,000

FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios)	March 29, 2018	57,485,602 Series D Preferred Shares	US$50,000,000

New Cloud Ltd.	May 25, 2018	36,532,091 Series D Preferred Shares	US$31,000,000

China Internet Investment Fund	December 27, 2019	55,089,998 Series D+ preferred shares	US$50,000,000

Design Time Limited	December 27, 2019	22,035,999 Series D+ preferred shares	US$20,000,000

Options and Awarded Shares
Certain employees and other individuals	Between January 22, 2017 and January 22, 2020	Outstanding options to purchase 81,340,000 ordinary shares and 126,792,000 outstanding awarded shares	Past and future services provided by these individuals to us

Note:

(1)	Represents 240,451,179 ordinary shares issued to TMF Trust (HK) Limited, as trustee of the share awards, in relation to the share awards under our share incentive plans.

[Pursuant to Practice Note 15 under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, in connection with this offering, Kingsoft Group intends to make available to its shareholders an “assured entitlement” to a certain portion of our ordinary shares. As our ordinary shares are not expected to be listed on any stock exchange, Kingsoft Group intends to effect the Assured Entitlement Distribution by providing to its shareholders a “distribution in specie.” The distribution will be made without any consideration being paid by Kingsoft Group’s shareholders. Kingsoft Group’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs, who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution. Kingsoft Group currently intends to provide an assured entitlement with an aggregate value of approximately US$             million. The Assured Entitlement Distribution will only be made if this offering is completed and does not involve an underwriter. The distribution in specie of ADSs by Kingsoft Group are not part of this offering.

We believe that the Assured Entitlement Distribution described above is exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.]

Item 8.	Exhibits and Financial Statement Schedules

(a)    Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules

[Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.]

Item 9.	Undertakings

The undersigned hereby undertakes:

(a)    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

KINGSOFT CLOUD HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Seventeenth Amended and Restated Memorandum of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2*	Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)

8.3*	Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

10.1	Share Option Scheme, as amended on June 27, 2013, May 20, 2015 and December 26, 2016

10.2	Rules relating to the Share Award Scheme, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019

10.3*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4*	Form of Employment Agreement between the Registrant and its executive officers

10.5	English translation of Exclusive Consultation and Technical Service Agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Cloud Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd.

10.6	English translation of Supplemental Loan Agreement dated November 29, 2019, between Beijing Kingsoft Cloud Technology Co., Ltd. and Weiqin Qiu

10.7	English translation of Creditor’s Right Transfer Agreement dated November 9, 2012, among Weiqin Qiu, Jin Wang, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Beijing Kingsoft Cloud Technology Co., Ltd.

10.8	English translation of Equity Pledge Agreement dated June 20, 2014, among Beijing Kingsoft Cloud Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Weiqin Qiu.

10.9	English translation of Exclusive Purchase Option Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd.

10.10	English translation of Shareholder Voting Right Trust Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd.

Exhibit Number	Description of Document

10.11	English translation of Exclusive Consultation and Technical Service Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, between Kingsoft Cloud (Beijing) Information Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd.

10.12	English translation of Supplemental Loan Agreement dated November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Yulin Wang

10.13	English translation of Equity Pledge Agreement dated July 18, 2018, among Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Yulin Wang

10.14	English translation of Exclusive Purchase Option Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Yulin Wang and Kingsoft Cloud (Beijing) Information Technology Co., Ltd.

10.15	English translation of Shareholder Voting Right Trust Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Yulin Wang and Kingsoft Cloud (Beijing) Information Technology Co., Ltd.

10.16	Ninth Amended and Restated Shareholders Agreement dated December 27, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, Buddies Team Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner) and FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, China Internet Investment Fund., DESIGN TIME LIMITED.

10.17	Registration Rights Agreement dated December 27, 2019 by and among the Registrant, Celestial Power Limited, ChinaAMC Special Investment Limited, Buddies Team Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Shunwei Growth III Limited, Precious Steed Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, China Internet Investment Fund., DESIGN TIME LIMITED and Kingsoft Corporation Limited.

10.18	Share Purchase Agreement dated September 12, 2017 by and among the Registrant, Kingsoft Cloud Corporation Limited, Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, Mr. Yulin Wang and LIYUE JINSHI INVESTMENT L.P.

Exhibit Number	Description of Document

10.19	Share Purchase Agreement dated October 11, 2017 by and among the Registrant, Kingsoft Cloud Corporation Limited, Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, Mr. Yulin Wang and New Cloud Ltd.

10.20	Share Purchase Agreement dated December 28, 2017 by and among the Registrant, Kingsoft Cloud Corporation Limited, Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd, Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, Mr. Yulin Wang and Precious Steed Limited

10.21	Share Purchase Agreement dated December 28, 2017 by and among the Registrant, Kingsoft Cloud Corporation Limited, Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, Mr. Yulin Wang and LIYUE JINSHI INVESTMENT L.P.

10.22	Share Purchase Agreement dated December 28, 2017 by and among the Registrant, Kingsoft Cloud Corporation Limited, Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, Mr. Yulin Wang and Shunwei Growth III Limited

10.23	Share Purchase Agreement dated January 29, 2018 by and among the Registrant, Kingsoft Cloud Corporation Limited, Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, Mr. Yulin Wang and FutureX Capital Limited

10.24	Share Purchase Agreement dated December 2, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and China Internet Investment Fund

Exhibit Number	Description of Document

10.25	Share Purchase Agreement dated December 16, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and DESIGN TIME LIMITED

10.26	English translation of Technology Transfer (Patent License) Agreement dated December 18, 2019 by and among Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd. and Zhuhai Kingsoft Software Co., Ltd.

10.27	English translation of Trademark License Agreement dated December 18, 2019 by and among Kingsoft Corporation Limited, Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Zhuhai Kingsoft Software Co., Ltd. and the Registrant

21.1	Principal Subsidiaries and VIEs of the Registrant

23.1*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3*	Consent of Fangda Partners (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Fangda Partners regarding certain PRC law matters

99.3*	Consent of Frost & Sullivan

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on                 , 2020.

Kingsoft Cloud Holdings Limited

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                  and                  and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2020 in the capacities indicated:

Signature	Title

Jun Lei	Chairman of the Board of Directors

Yulin Wang	Director, Chief Executive Officer (principal executive officer)

Haijian He	Chief Financial Officer (principal financial officer and principal accounting officer)

Tao Zou	Director

Shou Zi Chew	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Kingsoft Cloud Holdings Limited, has signed this registration statement or amendment thereto in New York on                 , 2020.

Authorized U.S. Representative

By:
Name:
Title: